XPOLogistics

# XPO Logistics, Inc.

## Notice of 2012 Annual Meeting
## Proxy Statement
## 2011 Annual Report

XPO Logistics, Inc. is a non-asset based, third-party logistics provider of freight transportation services that uses a network of relationships with ground, sea and air carriers to find the best transportation solutions for its customers. The company offers its services through three distinct business units: expedited transportation (Express-1, Inc.); freight forwarding (Concert Group Logistics, Inc.); and freight brokerage. XPO Logistics serves more than 4,000 retail, commercial, manufacturing and industrial customers through 14 U.S. operations centers and 22 agent locations.

**Forward-Looking Statements:**

This Annual Report and proxy statement contain forward-looking statements as defined under federal securities laws. Our forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in the "Risk Factors" section of our Form 10-K included herein, as well as those discussed in our other filings with the Securities and Exchange Commission. All forward-looking statements set forth in this Annual Report and proxy statement are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in this Annual Report and proxy statement speak only as of the date made and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

XPOLogistics

XPO LOGISTICS, INC.

429 Post Road
Buchanan, Michigan 49107



**To Our Shareholders**

This is a letter of firsts.

For the first time, our company is filing its annual report under the new name of XPO Logistics, Inc. This is my first letter to you as chairman and chief executive officer. And — most important to your investment — we're embarking on the first full year of executing our vigorous plan for growth.

Our path to this point has been brief and intense. It has also been productive: in a matter of months, starting with the investment of up to $150 million led by Jacobs Private Equity in September, we made substantial progress in positioning the company for expansion. We rebuilt our board of directors, completed a detailed review of current operations, and had a new leadership team largely in place by year-end.

These actions weren't transformational in themselves, but they set the stage for the transformation we expect to achieve: the building of XPO Logistics into a multi-billion dollar third-party logistics business.

It was a hectic period, but we never lost sight of our responsibilities as a service provider. This was evident in our fourth quarter operating results: a revenue increase of 6% year-over-year, and a gross margin improvement of almost 12%. At the same time, the costs of putting our executive team and infrastructure in place impacted our bottom line. The subsequent operating loss was within the range of our expectations, given the investments we made to position the company for growth.

Our plan is to grow XPO Logistics from about $177 million in revenues to several billion dollars over the next few years. We have a solid, three-part strategy in place to achieve this goal. First, we plan to open new cold-start locations throughout the United States, primarily in truck brokerage. Second is acquisition. We plan to acquire good, non-asset based logistics companies that are scalable. And third, we plan to aggressively grow our cold-starts and acquisitions. We expect to do this by expanding our sales force, optimizing the way we do business, and harnessing best-in-class information technology to run our operations on an integrated platform.

Because of my career experience with consolidation, I get asked most frequently about the acquisition part of our plan. That's where the big spikes in revenue come from, and we have a robust pipeline of prospects lined up. But I want to be clear that the most exciting prospect for XPO is the growth potential with all three arms of our strategy. You can expect to see multiple acquisitions and multiple cold-starts from us in 2012, as well as the continued honing of all our operations as we capitalize on our increasing scale.

Industry tailwinds are in our favor. The truck brokerage part of the logistics business is a very large pie, with an above-average growth rate and extreme fragmentation. Only about $50 billion, or 15%, of the spend on over-the-road transportation in the United States currently goes through brokers. The strategic premise of XPO's plan is that the 15% is going to grow significantly. We like the trends we see; most notably that outsourcing to brokers has been growing at a rate of two to three times GDP.

Even given this favorable environment and a strong strategic plan, I would not have made the investment in XPO without the right team on the front lines. Logistics is a people business, where customer service counts for everything. We have the right people providing that service, and we're constantly hiring to develop our bench strength of passionate, qualified individuals. I'm very proud to be leading the XPO organization.

I want to close by thanking our shareholders — the owners of XPO Logistics. In many ways, your investment in our company is an investment in future results. We recognize that, and we appreciate your vote of confidence.

April 27, 2012

Bradley S. Jacobs
Chairman and Chief Executive Officer

XPOLogistics

**XPO LOGISTICS, INC.**

**429 Post Road**
**Buchanan, Michigan 49107**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**
**To Be Held on May 31, 2012**

To the Stockholders of XPO Logistics, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of XPO Logistics, Inc. will be held on Thursday, May 31, 2012 at 10:00 a.m., Eastern Daylight Time (EDT), at the Hyatt Regency Hotel, located at 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, for the following purposes as more fully described in the proxy statement:

- To elect two (2) members of our Board of Directors;
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2012;
- To approve the adoption of the XPO Logistics, Inc. Amended and Restated 2011 Omnibus Incentive Compensation Plan;
- To conduct an advisory vote to approve executive compensation;
- To conduct an advisory vote on the frequency of future advisory votes to approve executive compensation; and
- To consider such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

Only stockholders of record as of the close of business on April 5, 2012, the record date, are entitled to receive notice of, and to vote at, the annual meeting or any adjournment or postponement of the annual meeting.

Please note that, if you plan to attend the annual meeting in person, you will need to register in advance and receive an admission card to be admitted. Please follow the instructions on page 4 of the proxy statement.

**Your vote is important. Whether or not you plan to attend the annual meeting in person, it is important that your shares be represented. We ask that you vote your shares as soon as possible.**

BY ORDER OF THE BOARD,

Gordon E. Devens
Senior Vice President,
General Counsel & Secretary

Buchanan, Michigan
April 27, 2012

## TABLE OF CONTENTS

**PROXY STATEMENT**



**ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011**

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 31, 2012**

This proxy statement and our Annual Report on Form 10-K for the Year Ended December 31, 2011 (a copy of which immediately follows this proxy statement) are available at www.edocumentview.com/XPO.

**XPO LOGISTICS, INC.**

**429 Post Road**
**Buchanan, Michigan 49107**

# PROXY STATEMENT

This proxy statement sets forth information relating to the solicitation of proxies by the Board of Directors of XPO Logistics, Inc. ("XPO Logistics" or our "company") in connection with our company's 2012 annual meeting of stockholders or any adjournment or postponement of the annual meeting. The annual meeting will take place on May 31, 2012 at the Hyatt Regency Hotel, 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, at 10:00 a.m., Eastern Daylight Time.

This proxy statement and form of proxy were first sent on or about April 27, 2012, to our stockholders of record as of the close of business on Thursday, April 5, 2012, the record date.

## QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

***What is the purpose of the annual meeting?***

Our 2012 annual meeting will be held for the following purposes:

- To elect two (2) members of our Board of Directors for a term to expire in 2015 *(Proposal 1)*;
- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2012 *(Proposal 2)*;
- To approve the adoption of the XPO Logistics, Inc. Amended and Restated 2011 Omnibus Incentive Compensation Plan *(Proposal 3)*;
- To conduct an advisory vote to approve executive compensation *(Proposal 4)*;
- To conduct an advisory vote on the frequency of future advisory votes to approve executive compensation *(Proposal 5)*; and
- To consider such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

In addition, senior management of XPO Logistics and representatives of our outside auditor, KPMG LLP, will be available to respond to your questions.

***Who can vote at the annual meeting?***

You can vote at the annual meeting if, as of the close of business on Thursday, April 5, 2012, the record date, you were a holder of record of our company's common stock or Series A Convertible Perpetual Preferred Stock (the "preferred stock"). As of the record date, there were issued and outstanding 17,614,483 shares of common stock, each of which is entitled to one vote on each matter to come before the annual meeting.

In addition, as of the record date there were issued and outstanding 75,000 shares of preferred stock. Each share of preferred stock is entitled to vote together with our common stock on each matter to come before the annual meeting as if the share of preferred stock were converted into shares of common stock as of the record date, except as otherwise required by law, meaning that each share of preferred stock is entitled to approximately 143 votes on each matter to come before the annual meeting. The approval of the holders of at least a majority of outstanding shares of the preferred stock, voting separately as a single class, is required (1) for any amendment of our Amended and Restated Certificate of Incorporation if the amendment would alter the powers, preferences, privileges or rights of the holders of preferred stock so as to affect them adversely, (2) to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any capital stock of our company ranking on a parity with or senior to the preferred stock, or (3) to reclassify any authorized capital stock of our company into any capital stock of our company ranking pari passu with or senior to the preferred stock, or any obligation or security convertible into or evidencing a right to purchase any capital stock of our company ranking pari passu with or senior to the preferred stock.

***How many shares must be present to conduct business at the annual meeting?***

A quorum is necessary to hold a valid meeting of stockholders. For each of the proposals to be presented at the annual meeting, the holders of shares of our common stock or preferred stock outstanding on April 5, 2012, the record date, representing 14,164,385 votes must be present at the annual meeting, in person or by proxy. If you vote – including by Internet, telephone or proxy card – your shares voted will be counted towards the quorum for the annual meeting. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

***How do I vote?***

**Registered Stockholders**. If you are a registered stockholder (*i.e.*, you hold your shares in your own name through our transfer agent, Computershare Trust Company, N.A., referred to herein as "Computershare"), you may vote by proxy via the Internet, by telephone, or by mail by following the instructions provided on the proxy card. Stockholders of record who attend the annual meeting may vote in person by obtaining a ballot from the inspector of elections.

**Beneficial Owners**. If you are a beneficial owner of shares (*i.e.*, your shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the vote instruction form or other materials provided to you by the brokerage firm, bank, or other nominee that holds your shares. To vote in person at the annual meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares.

**XPO Logistics, Inc. ESOP Participants**. If you participate in the XPO Logistics, Inc. Employee Stock Ownership Plan (the "Plan"), you may vote the number of shares of common stock credited to your Plan account as of 5:00 p.m. EDT on April 5, 2012, the record date, in the same manner as a registered stockholder. If you hold shares through the Plan and you do not provide clear voting instructions, the Plan's trustee, Horizon Trust and Investment Management, will vote such shares in the same proportion that it votes shares for which it received valid and timely instructions.

***Will my shares be voted if I do not provide voting instructions?***

If you are a stockholder of record and you properly sign, date and return a proxy card, but do not indicate how you wish to vote with respect to a particular nominee or proposal, then your shares will be voted **FOR** the election of the two nominees for director named in "Proposal 1—Election of Directors," **FOR** "Proposal 2—Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2012," **FOR** "Proposal 3—Approval of the Adoption of the XPO Logistics, Inc. Amended and Restated 2011 Omnibus Incentive Compensation Plan," **FOR** "Proposal 4—Advisory Vote to Approve Executive Compensation" and for a frequency of every **ONE YEAR** on "Proposal 5—Advisory Vote on Frequency of Future Advisory Votes to Approve Executive Compensation."

Under the rules of NYSE Amex LLC ("NYSE Amex"), brokerage firms have the authority to vote shares held for a beneficial owner on "routine" matters. Accordingly, if your shares are held of record by a brokerage firm and you do not provide the firm specific voting instructions, that firm will have the authority to vote your shares only with respect to the "Proposal 2—Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2012," but your shares will not be voted and will be considered broker non-votes with respect to all other proposals described in this proxy statement. We urge you to provide voting instructions so that your shares will be voted.

***Can I change my vote after I have voted?***

Yes, you may revoke your proxy and change your vote at any time before the final vote at the annual meeting. You may change your vote by voting again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the annual meeting will be counted), signing and returning a new proxy card with a later date, or attending the annual meeting and voting in person. However, your attendance at the annual meeting will not automatically revoke any prior proxy unless you vote again at the annual meeting or specifically request in writing that your prior proxy be revoked.

***What is the deadline to vote?***

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the annual meeting. If you are the beneficial owner of shares, please follow the voting instructions provided by your broker, trustee or other nominee.

***What vote is required to elect directors or take other action at the annual meeting?***

- *Proposal 1*: **Election of Two (2) Directors**. The election of the two (2) director nominees named in this proxy statement requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a plurality of the votes cast on the proposal at the annual meeting. This means that the two nominees will be elected if they receive more affirmative votes than any other person. You may not accumulate your votes for the election of directors. Brokers may not use discretionary authority to vote shares on the election of directors if they have not received specific instructions from their clients. For your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the annual meeting in accordance with their specific instructions.
- *Proposal 2*: **Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for 2012**. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2012 requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast on the proposal at the annual meeting.
- *Proposal 3*: **Approval of the Adoption of the XPO Logistics, Inc. Amended and Restated 2011 Omnibus Incentive Compensation Plan**. Approval of the XPO Logistics, Inc. Amended and Restated 2011 Omnibus Incentive Compensation Plan requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast on the proposal at the annual meeting.
- *Proposal 4*: **Advisory Vote to Approve Executive Compensation**. Advisory approval of the resolution on executive compensation requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast on the proposal at the annual meeting.
- *Proposal 5*: **Advisory Vote on Frequency of Future Advisory Votes to Approve Executive Compensation**. Stockholders may indicate whether they prefer that we conduct future advisory votes on executive compensation every one, two or three years, and the option receiving the highest number of votes will be deemed to be the preferred frequency of our stockholders.

In general, other business properly brought before the annual meeting requires the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast on such matter at the annual meeting.

***How does the Board of Directors recommend that I vote?***

Our Board recommends that you vote your shares **"FOR"** each director nominee named in this proxy statement, **"FOR"** ratification of KPMG LLP as our independent registered public accounting firm, **"FOR"** the approval of the XPO Logistics, Inc. Amended and Restated 2011 Omnibus Incentive Compensation Plan, **"FOR"** advisory approval of the resolution to approve executive compensation, and for the option of every **"ONE YEAR"** as the preferred frequency for future advisory votes to approve executive compensation.

***How will the persons named as proxies vote?***

If you complete and submit a proxy, the persons named as proxies will follow your instructions. If you submit a proxy but do not provide instructions, or if your instructions are unclear, the persons named as proxies will vote as recommended by our Board or, if no recommendation is given, in their own discretion.

***Where can I find the results of the voting?***

We intend to announce preliminary voting results at the annual meeting and will publish final results through a Current Report on Form 8-K report to be filed with the Securities and Exchange Commission ("SEC") within four (4) business days after the annual meeting. The Current Report on Form 8-K will be available on the Internet at our website, www.xpologistics.com.

***Do I need a ticket to attend the annual meeting?***

Yes, you will need an admission card to enter the annual meeting. You may request tickets by providing the name under which you hold shares of record or, if your shares are held in the name of a bank, broker or other holder of record, the evidence of your beneficial ownership of the shares, the number of tickets you are requesting and your contact information. You can submit your request in the following ways:

- by sending an e-mail to annualmeeting@xpologistics.com; or
- by calling us toll-free at (855) XPO-INFO (855-976-4636).

Stockholders also must present a form of personal photo identification in order to be admitted to the annual meeting.

***Who will pay for the cost of soliciting proxies?***

We will pay for the cost of soliciting proxies. We have engaged Innisfree M&A Incorporated to assist us in soliciting proxies in connection with the annual meeting, and have agreed to pay them $9,500 plus their expenses for providing such services. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees, and other nominees for forwarding our proxy materials to each beneficial owner of common stock or preferred stock held of record by them.

***What is "householding" and how does it affect me?***

In accordance with notices to many stockholders who hold their shares through a bank, broker or other holder of record (a "street-name stockholder") and share a single address, only one copy of our proxy statement and 2011 annual report to stockholders is being delivered to that address unless contrary instructions from any stockholder at that address were received. This practice, known as "householding," is intended to reduce our printing and postage costs. However, any such street-name stockholder residing at the same address who wishes to receive a separate copy of this proxy statement and annual report may request a copy by contacting the bank, broker or other holder of record, or by sending a written request to: Investor Relations, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107. The voting instruction form sent to a street-name stockholder should provide information on how to request (1) householding of future company materials or (2) separate materials if only one set of documents is being sent to a household. If it does not, a stockholder who would like to make one of these requests should contact us as indicated above.

## INFORMATION REGARDING THE EQUITY INVESTMENT

At a special meeting of our stockholders on September 1, 2011, our stockholders approved the Investment Agreement, dated as of June 13, 2011 (the "Investment Agreement"), by and among Jacobs Private Equity, LLC ("JPE"), the other investors party thereto (collectively with JPE, the "Investors") and our company. On September 2, 2011, pursuant to the Investment Agreement, we issued to the Investors, for $75,000,000 in cash: (i) an aggregate of 75,000 shares of preferred stock, which are initially convertible into an aggregate of 10,714,286 shares of our common stock, and (ii) warrants initially exercisable for an aggregate of 10,714,286 shares of our common stock at an initial exercise price of $7.00 per share. We refer to this investment as the "Equity Investment." JPE is controlled by Bradley S. Jacobs, our Chairman of the Board and Chief Executive Officer. Each of our directors other than Mr. Shaffer invested, directly or indirectly, in our company pursuant to the Investment Agreement. In connection with the closing of the Equity Investment, we effected a four-for-one reverse split of our common stock on September 2, 2011. The share amounts and exercise prices set forth throughout this proxy statement reflect such four-for-one reverse stock split.

## BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

### Directors

Our Board currently consists of seven members, as set forth in the table below. Upon the closing of the Equity Investment on September 2, 2011, our Board was reconstituted such that: (i) we had seven Board members, (ii) one of such directors was James J. Martell, our Chairman of the Board prior to the Equity Investment, (iii) the other six directors were designated by JPE (including Bradley S. Jacobs), (iv) each standing committee of our Board was reconstituted (as further described below) and (v) Bradley S. Jacobs became our Chairman of the Board.

Pursuant to the Investment Agreement, JPE has the right to designate for nomination by our Board a majority of the members of our Board so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 33% of the voting power of our capital stock on a fully-diluted basis, and has the right to designate for nomination by our Board 25% of the members of our Board so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 20% (but less than 33%) of the voting power of our capital stock on a fully-diluted basis. The foregoing rights of JPE under the Investment Agreement are in addition to, and not in limitation of, JPE's voting rights as a holder of capital stock of our company.

None of the foregoing will prevent our Board from acting in accordance with its fiduciary duties or applicable law or stock exchange requirements or from acting in good faith in accordance with our governing documents, while giving due consideration to the intent of the Investment Agreement.

Our Board is divided into three classes, each having three-year terms that expire in successive years. At the annual meeting, the terms of our Class II directors, Mr. James J. Martell and Dr. Jason D. Papastavrou, will expire. Upon the recommendation of our Nominating and Corporate Governance Committee, the Board has nominated each of Mr. Martell and Dr. Papastavrou to stand for re-election at the annual meeting, as set forth in Proposal 1 on page 45 of this proxy statement.

Our Board consists of an experienced group of business leaders, many of whom have served as executive officers or on boards and board committees of major companies and have extensive understanding of principles of corporate governance. Our directors also have broad corporate finance, capital markets and investment banking experience. Our directors have a strong owner orientation—approximately 54% of the voting power of our capital stock on a fully-diluted basis is held by our directors or entities or persons related to our directors (as of April 5, 2012).

| Name | Age | Position | Director Class | Expiration of Term |
|---|---|---|---|---|
| Bradley S. Jacobs | 55 | Chairman of the Board and Chief Executive Officer | Class I | 2014 |
| G. Chris Andersen | 73 | Director | Class III | 2013 |
| Michael G. Jesselson | 60 | Director | Class I | 2014 |
| Adrian P. Kingshott | 52 | Director | Class I | 2014 |
| James J. Martell(1) | 57 | Director | Class II | 2012 |
| Jason D. Papastavrou(1) | 49 | Director | Class II | 2012 |
| Oren G. Shaffer | 69 | Director | Class III | 2013 |

(1) Nominee for re-election to our Board at the annual meeting for a term expiring at the 2015 annual meeting

We have set forth below information regarding each of our directors, including the experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director. Our Nominating and Corporate Governance Committee and our Board believe that the experience, qualifications, attributes and skills of our directors provide us with the ability to address our evolving needs and represent the best interests of our stockholders.

***Bradley S. Jacobs*** has served as our Chief Executive Officer and Chairman of the board of directors since September 2011. Mr. Jacobs is also the managing director of Jacobs Private Equity, LLC, which is our largest stockholder. He has led two public companies: United Rentals, Inc., which he co-founded in 1997, and United Waste Systems, Inc., founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for its first six years and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Previously, Mr. Jacobs founded Hamilton Resources (UK) Ltd. and served as its chairman and chief operating officer. This followed the co-founding of his first venture, Amerex Oil Associates, Inc., where he was chief executive officer. Mr. Jacobs is a member of the board of directors of the Beck Institute for Cognitive Behavior Therapy.

***G. Chris Andersen*** is the founder and a managing partner of G.C. Andersen Partners, LLC. Previously, Mr. Andersen served as vice chairman of PaineWebber, and as head of the Investment Banking Group at Drexel Burnham Lambert Incorporated. Mr. Andersen is the lead director for Terex Corporation. He is a founder of the Garn Institute of Finance at the University of Utah; a member of the International Advisory Council of the Guanghua School of Management at Peking University; and sits on the advisory board of the RAND Corporation's Center for Asia Pacific Policy. Mr. Andersen holds a master's degree from the Kellogg School of Management and is a chartered financial analyst.

***Michael G. Jesselson*** is the president of Jesselson Capital Corporation. He is a longstanding director of American Eagle Outfitters, Inc., and serves as that company's lead independent director. Additionally, Mr. Jesselson has numerous non-profit affiliations, including chairman of American Friends of Bar-Ilan University; trustee of Yeshiva University; board member of SAR Academy; co-chairman of Shaare Zedek Medical Center Board of Directors in Jerusalem; board member of the Center for Jewish History; trustee of the American Jewish Historical Society; board member of the National Museum of American Jewish History; and board member of the Leo Baeck Institute.

***Adrian P. Kingshott*** is the chief executive officer of AdSon LLC, and an affiliated managing director of The Bank Street Group LLC. Previously, with Goldman Sachs, he served as co-head of the firm's Leveraged

Finance business, among other positions. More recently, Mr. Kingshott was a managing director of Amaranth Advisors, LLC. He is an adjunct professor of Global Capital Markets at Fairfield University's Dolan School of Business; and an adjunct professor of International Corporate Financial Management at Fordham University's School of Business. He holds a master of business administration degree from Harvard Business School and a master of jurisprudence degree from Oxford University. Mr. Kingshott is a member of the board of directors of Centre Lane Investment Corp.

***James J. Martell*** is an independent operating executive with Welsh, Carson, Anderson & Stowe, for companies in the transportation logistics sector and related industries. Previously, he was chief executive officer of SmartMail Services, Inc.; executive vice president of Americas for UTi Worldwide Inc.; and chief executive officer of Burlington Air Express Canada. Earlier, Mr. Martell held management positions with Federal Express Corporation and United Parcel Service, Inc. He currently serves as a director of Mobile Mini, Inc. Additionally, Mr. Martell is lead director for Ozburn-Hessey Logistics LLC, Vision Logistics Holding Corp., 3PD, Inc., ProTrans International and Unitrans International Corporation. He holds a degree in business administration from Michigan Technological University.

***Jason D. Papastavrou, Ph.D.,*** is the founder and chief investment officer of ARIS Capital Management, LLC, and is the co-founder of Empiric Asset Management, LLC. Previously, Dr. Papastavrou was the founder and managing director of the Fund of Hedge Funds Strategies Group of Banc of America Capital Management (BACAP), president of BACAP Alternative Advisors and a senior portfolio manager with Deutsche Asset Management. He was a tenured professor at Purdue University School of Industrial Engineering, and holds a doctorate in electrical engineering and computer science from the Massachusetts Institute of Technology. Dr. Papastavrou serves on the board of directors of United Rentals, Inc.

***Oren G. Shaffer*** was most recently vice chairman and chief financial officer of Qwest Communications International, Inc. (now CenturyLink, Inc.). Previously, Mr. Shaffer was president and chief operating officer of Sorrento Networks, Inc.; executive vice president and chief financial officer of Ameritech Corporation; and held senior executive positions with Goodyear Tire & Rubber Company, where he also served on the board of directors. Mr. Shaffer is a director on the boards of Terex Corporation, Belgacom S.A. and Intermec, Inc., and serves on the supervisory board of Demag Cranes AG. He holds a master's degree in management from the Sloan School of Management, Massachusetts Institute of Technology, and a degree in finance and business administration from the University of California, Berkeley.

**Role of the Board and Board Structure**

Our business and affairs are managed under the direction of our Board, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management, and provides advice and counsel to management. In fulfilling the Board's responsibilities, directors have full access to our management, internal and external auditors and outside advisors.

The positions of Chairman of the Board and Chief Executive Officer are both currently held by Mr. Jacobs. Our Board has not appointed a lead director. Our Board believes that this leadership model is currently appropriate in light of the following factors: our directors are stockholder-oriented and focused on the best interests of our stockholders due to their significant ownership of our securities; our independent directors meet regularly, and at least annually, in executive sessions without management present; the dual roles enable decisive leadership and ensure clear accountability; and our Board believes the dual roles function well for our company based on our current strategy and ownership structure.

Our Board held four meetings during 2011, three of which were held prior to the Equity Investment. In 2011, each person serving as a director attended at least 75% of the total number of meetings of our Board and any Board committee on which he or she served.

Our directors are expected to attend the annual meeting. Any director who is unable to attend the annual meeting is expected to notify the Chairman of the Board in advance of the annual meeting. Each person who was then serving as a director attended the 2011 annual meeting of stockholders.

**Board Risk Oversight**

Management of the risks that we face in the conduct of our business is primarily the responsibility of our senior management team. However, our Board provides overall risk oversight with a focus on the most significant risks facing our company. Our senior management team periodically reviews with our Board any significant risks facing our company. Our Board has delegated responsibility for the oversight of specific risks to the committees of the Board as follows:

- *Audit Committee.* The Audit Committee oversees the policies that govern the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee discusses with our management major financial risk exposures and the steps that management has taken to monitor and control these exposures. The Audit Committee also is responsible for reviewing risks arising from related party transactions involving our company and overseeing our company-wide Code of Business Conduct and Ethics and our Senior Officer Code of Business of Conduct and Ethics.
- *Compensation Committee.* The Compensation Committee monitors the risks associated with our compensation philosophy and programs.
- *Nominating and Corporate Governance Committee.* The Nominating and Corporate Governance Committee oversees risks related to our governance structure and processes.
- *Acquisition Committee.* The Acquisition Committee oversees risks related to the execution of our acquisition strategy.

We have assessed the risks that could arise from our employee compensation policies and do not believe that such policies are reasonably likely to have a materially adverse effect on our company.

**Committees of the Board and Committee Membership**

Our Board has established four separately designated standing committees to assist our Board in discharging its responsibilities: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Acquisition Committee. Our Board may eliminate or create additional committees as it deems appropriate. The charters for our Board committees are in compliance with applicable SEC rules and the NYSE Amex Company Guide. These charters are available at www.xpologistics.com. You may obtain a printed copy of any of these charters by sending a request to: Investor Relations, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107.

Each committee of our Board is composed entirely of independent directors within all applicable standards (as further discussed below). Our Board's general policy is to review and approve committee assignments annually. The Nominating and Corporate Governance Committee is responsible, after consultation with our Chairman of the Board and Chief Executive Officer and consideration of appropriate member qualifications, to recommend to our Board for approval all committee assignments, including designations of the chairs. Each committee is also authorized to retain its own outside counsel and other advisors as it desires.

The following table sets forth the current membership of each of our Board's committees. These committee assignments have been in effect since September 2, 2011, except for the Acquisition Committee, which was designated on January 16, 2012.

| Name | Audit Committee | Compensation Committee | Nominating and Corporate Governance Committee | Acquisition Committee |
|---|---|---|---|---|
| G. Chris Andersen | | Chair | | |
| Michael G. Jesselson | X | | Chair | X |
| Adrian P. Kingshott | X | X | | Chair |
| James J. Martell | | | X | |
| Jason D. Papastavrou | Chair | | X | X |
| Oren G. Shaffer | | X | | |

A brief summary of the committees' responsibilities follows:

***Audit Committee.*** The Audit Committee assists our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our outside auditors and (v) the performance of our outside auditors and internal audit function. The Audit Committee met six times during 2011. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years and is able to read and understand fundamental financial statements.

***Compensation Committee.*** The primary responsibilities of the Compensation Committee are, among other things: (i) to oversee the administration of our compensation programs, (ii) to review the compensation of our executive management and annual bonus compensation, (iii) to review company contributions to qualified and non-qualified plans and (iv) to prepare any report on executive compensation required by SEC rules and regulations. The Compensation Committee met five times during 2011.

***Nominating and Corporate Governance Committee.*** The primary responsibilities of the Nominating and Corporate Governance Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the Board to fill a vacancy, (ii) to make recommendations to our Board concerning committee appointments, (iii) to develop, recommend to our Board and annually review the XPO Logistics, Inc. Corporate Governance Guidelines and oversee corporate governance matters and (iv) to oversee an annual evaluation of our Board and committees. The Nominating and Corporate Governance Committee met one time during 2011.

***Acquisition Committee.*** The Acquisition Committee is responsible for reviewing and approving acquisition, divestiture and related transactions proposed by our management in which the total consideration to be paid or received by us, for any particular transaction, does not exceed the limits that may be established by our Board from time to time. The Acquisition Committee was designated on January 16, 2012.

## Director Compensation

The following table sets forth information concerning the compensation of all persons who served as a non-executive director of our company at any time during 2011. The share amounts and exercise prices listed in the 2011 Director Compensation Table, as well as the footnote and narrative disclosure to such table, reflect a four-for-one reverse split of our common stock on September 2, 2011.

### 2011 Director Compensation Table(1)

| Name and Principal Position (2) | Fees Earned or Paid in Cash ($) | Stock Awards(3) ($) | Option Awards(3) ($) | Total ($) |
|---|---|---|---|---|
| G. Chris Andersen(4) | 10,774 | 23,200 | 36,582 | 70,556 |
| Adrian P. Kingshott(4) | 6,630 | 23,200 | 36,582 | 66,412 |
| Oren G. Shaffer(4) | 6,630 | 23,200 | 36,582 | 66,412 |
| Michael G. Jesselson(4) | 9,116 | 23,200 | 36,582 | 68,898 |
| James J. Martell(5) | 41,380 | 23,200 | 36,582 | 101,162 |
| Jason D. Papastavrou(4) | 10,774 | 23,200 | 36,582 | 70,556 |
| John Affleck-Graves(6) | 19,000 | — | — | 19,000 |
| Jennifer Dorris(7) | 45,500 | — | — | 45,500 |
| Dan Para(8) | — | — | 444,791 | 444,791 |
| Jay Taylor(9) | 19,000 | — | — | 19,000 |
| Calvin (Pete) Whitehead(10) | 48,250 | — | — | 48,250 |

(1) Compensation information for those members of our Board who are also named executive officers of our company is disclosed in this proxy statement under the heading "Executive Compensation—Compensation Tables."

(2) Our Board was reconstituted in connection with the Equity Investment. Since September 2, 2011, our Board has consisted of Messrs. Andersen, Kingshott, Shaffer, Jacobs, Jesselson and Martell and Dr. Papastavrou. From January 1, 2011 until September 1, 2011, our Board consisted of Messrs. Affleck-Graves, Para, Taylor, Michael R. Welch and Whitehead and Ms. Dorris.

(3) The amounts reflected in each respective column represent the aggregate grant date fair value of the awards made during 2011 and the incremental value of any awards modified during 2011, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation-Stock Compensation" ("ASC 718"). For a further discussion of the assumptions used in the calculation of the grant date fair values for each year, please see "Notes to Consolidated Financial Statements—Footnote No. 1 Significant Accounting Policies—Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2011. The values reported in the columns represent 8,000 stock options with an exercise price of $9.28 per share and 2,500 restricted stock units ("RSUs") granted to each of Messrs. Andersen, Kingshott, Shaffer, Jesselson and Martell and Dr. Papastavrou on November 21, 2011. The value reported for Mr. Para represents 50,000 stock options granted to Mr. Para in his capacity as an employee of our company in July 2011, which were forfeited when Mr. Para separated from our company on November 4, 2011, and the incremental value of the stock options that were granted to Mr. Para prior to June 13, 2011 in his capacity as an employee of our company and that accelerated vesting on September 2, 2011 in connection with the Equity Investment.

(4) As of December 31, 2011, each of Messrs. Andersen, Kingshott, Shaffer and Jesselson and Dr. Papastavrou held 8,000 stock options and 2,500 RSUs.

(5) As of December 31, 2011, Mr. Martell held stock options to purchase 83,000 shares of our common stock and 2,500 RSUs.

(6) As of December 31, 2011, Mr. Affleck-Graves held vested stock options to purchase 43,750 shares of our common stock.

(7) As of December 31, 2011, Ms. Dorris held vested stock options to purchase 50,000 shares of our common stock.

(8) As of December 31, 2011, Mr. Para did not hold any stock awards or stock options.

(9) As of December 31, 2011, Mr. Taylor held vested stock options to purchase 50,000 shares of our common stock.

(10) As of December 31, 2011, Mr. Whitehead held vested stock options to purchase 50,000 shares of our common stock.

The compensation of our directors is subject to the approval of our Board, which is based, in part, on the review and recommendation of the Compensation Committee. Other than 25,000 stock options granted to Mr. Para during 2010, directors who are employees of our company receive no compensation for service as members of either our Board or its committees. Historically, directors who were not employees of our company received a grant of 25,000 stock options when they became a member of our Board and an annual grant of 6,250 stock options on each director's anniversary of joining our Board. During 2010, our non-employee director compensation plan was modified to eliminate the annual grant of stock options. With the exception of stock options granted in 2005 which vested immediately, all stock options granted to directors prior to the closing of the Equity Investment vested monthly over a three-year period based on the director's continued service to our company. Any unvested options that were granted to our directors (other than Mr. Martell) as compensation for service on our Board accelerated vesting on September 2, 2011, the date on which each director (other than Mr. Martell) ceased serving on our Board. Mr. Martell's stock options did not accelerate vesting on September 2, 2011 because he continued to serve as a director on our Board following the Equity Investment. In addition to stock options, each non-employee director serving on our Board prior to September 2, 2011 received the following for 2011 services:

- $2,500 per fiscal quarter;
- $2,000 per day for each meeting of our Board attended in person;
- $500 for participation by telephone at meetings of our Board or Audit Committee; and
- reasonable reimbursement of expenses associated with attendance and participation at meetings of our Board.

In addition, each of our chairpersons prior to September 2, 2011 was entitled to receive the following annual cash retainer: Board of Directors, $25,000; Audit Committee, $15,000; Compensation Committee, $10,000; and Nominating and Corporate Governance Committee, $5,000. The additional retainers for chairpersons of our Board and its committees were payable in four equal installments throughout the year.

Following the closing of the Equity Investment, our Board was reconstituted and a new director compensation plan was developed and adopted by our Board, in consultation with Semler Brossy Consulting Group, LLC ("Semler Brossy") and upon the recommendation of our Compensation Committee. Under the current plan, each non-employee director receives a $20,000 annual cash retainer, payable quarterly in arrears. The chairpersons of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Acquisition Committee each receive an additional annual cash retainer of $12,500, $12,500, $7,500 and $7,500, respectively, payable quarterly in arrears. No fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. In addition to the annual cash retainers, each of the non-employee directors on our Board following the Equity Investment was granted 8,000 stock options and 2,500 RSUs on November 21, 2011. The stock options and RSUs generally vest on September 2, 2012 and accelerate vesting in full in the event of a Change of Control (as defined in the 2011 Omnibus Incentive Compensation Plan). Unvested stock options and RSUs will be forfeited upon termination of services for any reason. We also reimburse directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

**Compensation Committee Interlocks and Insider Participation**

None of the members of our Compensation Committee has been an officer or employee of our company. During our last completed fiscal year, none of our executive officers served as a member of the compensation committee of any entity that has one or more executive officers serving on our Compensation Committee.

**Corporate Governance Guidelines and Codes of Ethics**

Our Board is committed to sound corporate governance principles and practices. Our Board adopted the XPO Logistics, Inc. Corporate Governance Guidelines (the "Guidelines") on January 16, 2012. The Guidelines, which are in addition to the requirements of the SEC and the NYSE Amex Company Guide, serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and the annual evaluation of the effectiveness of our Board and its committees. The Nominating and Corporate Governance Committee of our Board is responsible to review annually, or more frequently as appropriate, the Guidelines and recommend to our Board appropriate changes in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Conduct and Ethics that applies to all directors and employees, including our senior management team. In addition, our Board adopted the Senior Officer Code of Business Conduct and Ethics, which is applicable exclusively to our senior management team. These codes are designed to deter wrongdoing, to promote the honest and ethical conduct of all employees and to promote compliance with applicable governmental laws, rules and regulations. The Senior Officer Code of Business Conduct and Ethics constitutes a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Senior Officer Code of Business Conduct and Ethics or waivers from any provision thereof applicable to our principal executive officer, our principal financial officer and principal accounting officer by posting such information on our website pursuant to SEC rules.

The Guidelines and our codes of ethics are available on our website at www.xpologistics.com. In addition, you may obtain a printed copy of the Guidelines and our codes of ethics, without charge, by sending a request to: Investor Relations, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107.

**Director Independence**

Under the Guidelines, our Board is responsible to make independence determinations annually with the assistance of the Nominating and Corporate Governance Committee. Such independence determinations are made by reference to the independence standard under the Guidelines and the definition of "independent director" under Section 803A. of the NYSE Amex Company Guide. Our Board has affirmatively determined that each person who served as a director during any part of 2011, except Mr. Jacobs, our Chairman of the Board and Chief Executive Officer, and Messrs. Michael R. Welch and Daniel Para, former directors and officers of our company, satisfies the independence standards under the Guidelines and the NYSE Amex Company Guide. In making its independence determinations, our Board considered certain ordinary course commercial relationships between our company and two companies for which Mr. Martell serves as a director, as well as an in-kind charitable contribution by our company to a charity with which Mr. Martell is involved. The aggregate amount paid by our company during 2011 with respect to these relationships was less than $10,000, and our Board concluded that Mr. Martell qualifies as an independent director under applicable standards notwithstanding such relationships.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who serves on our Audit Committee satisfies standards established by the SEC providing that, in order to qualify as "independent" for the purposes of membership on that committee, members of audit committees may not (1) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than their director compensation or (2) be an affiliated person of our company or any of its subsidiaries.

**Director Selection Process**

As provided in its charter, the Nominating and Corporate Governance Committee is responsible to recommend to our Board all nominees for election to the Board, including nominees for re-election to the Board, in each case after consultation with the Chairman of the Board and in accordance with our company's contractual obligations. Pursuant to the Investment Agreement, JPE has the contractual right based on its current securities ownership, as described above under "Directors," to designate for nomination by our Board a majority of the members of our Board. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating and Corporate Governance Committee considers, among other things, broad experience, financial expertise, wisdom, integrity, ability to make independent analytical inquiries, understanding of our company's business environment, relevant knowledge and experience in such areas as technology and marketing and other disciplines relevant to our company's businesses, the nominee's ownership interest in our company, and willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring diversity in the background, experience, and viewpoints of Board members.

Subject to the contractual rights granted to JPE pursuant to the Investment Agreement, the Nominating and Corporate Governance Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate.

Our Board does not have a specific policy for consideration of nominees submitted by our stockholders due to the contractual rights granted to JPE pursuant to the Investment Agreement, as described above. However, our stockholders can nominate candidates for election as director by following the procedures set forth in our 2nd Amended and Restated Bylaws (our "bylaws"), which are summarized below. We did not receive any director nominees from our stockholders for the annual meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the Secretary of our company not less than ninety days or more than 180 days prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules and (iv) the consent of the proposed candidate to serve as a member of our Board.

Any stockholder who wishes to nominate a potential director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Secretary, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107.

**Stockholder Communication with the Board**

Stockholders and parties interested in communicating with our Board, any Board committee, any individual director or any group of directors (such as our independent directors) should send written correspondence to: Board of Directors c/o Secretary, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107. Please note that we will not forward communications that are spam, junk mail and mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements.

**Stockholder Proposals for Next Year's Annual Meeting**

As more specifically provided in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board or by a stockholder entitled to vote who has delivered proper notice to us not less than ninety days or more than 180 days prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. Accordingly, assuming that our 2013 annual meeting of stockholders is held on or after May 31, 2013, any stockholder proposal to be considered at the 2013 annual meeting, including nominations of persons for election to our Board, must be properly submitted to us not earlier than November 30, 2012 nor later than March 4, 2013. Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request to: Secretary, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107.

The foregoing requirements are separate from the SEC's requirements that a stockholder must meet in order to have a stockholder proposal included in our proxy statement for the 2013 annual meeting of stockholders. Stockholders interested in submitting a proposal for inclusion in our proxy materials for the 2013 annual meeting may do so by following the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To be eligible for inclusion in such proxy materials pursuant to such rule, stockholder proposals must be received by our Secretary not later than December 28, 2012.

## CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2011, we have not been a party to any transaction or series of similar transactions in which the amount exceeded or will exceed $120,000 and in which any current director, executive officer, holder or more than five percent of our capital stock, or any member of the immediate family of the foregoing, had or will have a material interest, other than in connection with the transactions described below.

Pursuant to the Investment Agreement, we entered into a registration rights agreement with JPE and the other Investors party thereto, including each of our directors other than Mr. Shaffer. The registration rights agreement provides for piggyback registration rights if we register equity securities under the Securities Act of 1933, as amended (the "Securities Act"), and up to three demand registrations, subject to certain lock-up provisions and exceptions.

Pursuant to the terms of the Investment Agreement, on September 2, 2011, we paid JPE $1,000,000 as reimbursement for certain expenses incurred by JPE in connection with the transactions contemplated by the Investment Agreement, which reduced the net proceeds received for the preferred stock and warrants. With the approval of the Audit Committee of our Board, we also agreed to pay an incremental $261,000 of expenses incurred by JPE in connection with the transactions contemplated by the Investment Agreement. In addition, with the approval of our Board, we agreed to pay JPE $297,000 as reimbursement for certain executive search firm and other expenses incurred by JPE on behalf of our company.

In January 2008, in conjunction with our acquisition of Concert Group Logistics, Inc., we entered into a lease of approximately 6,000 square feet of office space located within an office complex at 1430 Branding Avenue, Downers Grove, Illinois 60515. Under the lease we paid approximately $104,000 of aggregate rent during 2011, and we expect to pay aggregate rent of approximately $107,000 during 2012. The entity that owns the building is in turn partly owned by Daniel Para, who served as a director of our company until September 2, 2011 and as an officer of our company until November 4, 2011. From April 2009 until May 2010, Mr. Para also provided contract services to us related to merger and acquisition activity, new station recruitment and sales development, for which we paid him $10,000 per month.

Under its charter, the Audit Committee of our Board is responsible to review and approve or ratify any transaction between our company and a related person that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of April 5, 2012 by (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each director, (iii) each executive officer named in the Summary Compensation Table and (iv) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of April 5, 2012.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has (or shares) either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by the beneficial owner, but not those held by any other person, and which are exercisable or convertible within 60 days, have been exercised or converted.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is care of XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107.

| Name of Beneficial Owner | Shares of Common Stock Beneficially Owned | Percentage of Class Outstanding[1] | Shares of Preferred Stock Beneficially Owned[2] | Percentage of Class Outstanding |
|---|---|---|---|---|
| **Beneficial Owners of 5% or More:** | | | | |
| Jacobs Private Equity, LLC<br>350 Round Hill Road<br>Greenwich, CT 06831 | 19,285,714[3] | 52.3% | 67,500 | 90.0% |
| **Directors:** | | | | |
| G. Chris Andersen | 71,427[4] | * | 250 | * |
| Michael G. Jesselson | 278,143[5] | 1.6% | 725[6] | * |
| Adrian P. Kingshott | 85,714[7] | * | 300 | * |
| James J. Martell | 289,857[8] | 1.6% | 725 | * |
| Jason D. Papastavrou | 186,089[9] | 1.0% | 650[10] | * |
| Oren G. Shaffer | — | — | — | — |
| **Executive Officers:** | | | | |
| Bradley S. Jacobs+[11] | 19,285,714 | 52.3% | 67,500 | 90.0% |
| M. Sean Fernandez | — | — | — | — |
| Mario A. Harik | 1,680 | * | — | — |
| Scott B. Malat | — | — | — | — |
| Michael R. Welch[12] | 221,053[13] | 1.3% | — | — |
| John D. Welch[14] | 61,402[15] | * | — | — |
| **Current Executive Officers and Directors as a Group** (13 People) | 20,199,146 | 53.5% | 70,150 | 93.5% |

* Less than 1%

\+ Director and Executive Officer

(1) For purposes of this column, the number of shares of the class outstanding reflects the sum of (i) 17,614,483 shares of our common stock that were outstanding as of April 5, 2012, (ii) the number of shares of our common stock into which the outstanding shares of our preferred stock held by the relevant person, if any, were convertible on April 5, 2012, and (iii) the number of shares of our common stock, if any, which the relevant person could acquire on exercise of options or warrants on or before June 4, 2012.

(2) Each share of our preferred stock that was outstanding on April 5, 2012 has an initial liquidation preference of $1,000 per share and is convertible into approximately 143 shares of our common stock at an effective conversion price of $7.00 per share of our common stock. Our preferred stock votes together as a single class with our common stock on an as-converted basis, except with respect to certain matters that impact the rights of holders of our preferred stock, in which case our preferred stock votes separately as a single class.

(3) Includes 9,642,857 shares of our common stock issuable upon the exercise of 9,642,857 warrants at an exercise price of $7.00 per share of common stock, and 9,642,857 shares of our common stock issuable upon conversion of 67,500 shares of our preferred stock.

(4) Includes 35,713 shares of our common stock issuable upon the exercise of 35,713 warrants at an exercise price of $7.00 per share of common stock, and 35,714 shares of our common stock issuable upon conversion of 250 shares of our preferred stock.

(5) Includes (i) 12,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 3/12/84 Trust, of which Mr. Jesselson is a trustee, (ii) 12,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 11/26/85 Trust, of which Mr. Jesselson is a trustee, (iii) 12,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 3/31/87 Trust, of which Mr. Jesselson is a trustee, (iv) 10,000 shares of our common stock beneficially owned by the Michael G. Jesselson and Linda Jesselson 6/30/93 Trust, of which Mr. Jesselson is a trustee, (v) 10,000 shares of our common stock owned by Mr. Jesselson's spouse, (vi) 103,572 shares of our common stock issuable upon the exercise of 103,572 warrants at an exercise price of $7.00 per share of our common stock, which warrants are beneficially owned by the Michael G. Jesselson 12/18/80 Trust and the Michael G. Jesselson 4/8/71 Trust, of which trusts Mr. Jesselson is the beneficiary, and (vii) 103,571 shares of our common stock issuable upon conversion of 725 shares of our preferred stock, which shares of our preferred stock are beneficially owned by the Michael G. Jesselson 12/18/80 Trust and the Michael G. Jesselson 4/8/71 Trust, of which trusts Mr. Jesselson is the beneficiary.

(6) See clause (vii) of footnote (5).

(7) Includes 42,857 shares of our common stock issuable upon the exercise of 42,857 warrants at an exercise price of $7.00 per share of our common stock, and 42,857 shares of our common stock issuable upon conversion of 300 shares of our preferred stock.

(8) Includes (i) 103,572 shares of our common stock issuable upon the exercise of 103,572 warrants at an exercise price of $7.00 per share of our common stock, (ii) 103,572 shares of our common stock issuable upon conversion of 725 shares of our preferred stock and (iii) 73,785 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2012.

(9) Includes (i) 375 shares of our common stock beneficially owned by the Brett A. Athans Declaration of Trust, of which Dr. Papastavrou is the trustee, (ii) 92,857 shares of our common stock issuable upon the exercise of 92,857 warrants at an exercise price of $7.00 per share of our common stock, which warrants are beneficially owned by Springer Wealth Management LLC, of which Dr. Papastavrou is the owner of 100% of the equity securities, and (iii) 92,857 shares of our common stock issuable upon conversion of 650 shares of our preferred stock, which shares of preferred stock are beneficially owned by Springer Wealth Management LLC, of which Dr. Papastavrou is the owner of 100% of the equity securities.

(10) See clause (iii) of footnote (9).

(11) Mr. Jacobs has indirect beneficial ownership of the shares of our common stock and our preferred stock beneficially owned by Jacobs Private Equity, LLC as a result of being the Managing Member of Jacobs Private Equity, LLC. See footnote (3).

(12) Mr. Michael R. Welch served as our Chief Executive Officer during 2011 until the Equity Investment, and continued to serve as one of our officers until the separation of his employment with our company on November 2, 2011.

(13) Includes 3,656 shares of our common stock held through the XPO Logistics, Inc. Employee Stock Ownership Plan.

(14) Mr. John D. Welch served as our Chief Financial Officer until February 13, 2012, and has remained employed with our company since that date. He is not currently an executive officer of our company.

(15) Includes (i) 2,498 shares of our common stock held through the XPO Logistics, Inc. Employee Stock Ownership Plan and (ii) 17,875 shares of our common stock issuable upon the exercise of options that are or will become exercisable on or before June 4, 2012.

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE Amex. Officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. No Form 3 was filed in respect of JPE's entrance into the Voting Agreement disclosed by JPE on Schedule 13D filed on June 13, 2011. JPE had no pecuniary interest in the underlying shares. A Form 3 was filed on September 12, 2011 in respect of JPE in connection with the closing of the Equity Investment. Based solely on a review of the copies of such forms furnished to us, or written representations that no Forms 5 were required, we believe that, except as noted above, during 2011, our officers, directors and greater than ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements.

# EXECUTIVE COMPENSATION

## Compensation Discussion and Analysis

### *Overview*

Our executive officer compensation programs are administered by the Compensation Committee of our Board (referred to as the "Committee" in this section). The primary purposes of the Committee are, among other things: (i) to assist our Board in fulfilling its responsibilities relating to the compensation of the Chief Executive Officer and the other executive officers of our company, (ii) to oversee the administration of our company's compensation plans, in particular its incentive compensation and equity-based plans, and (iii) to review and make recommendations to our Board concerning director compensation.

From January 1, 2011 until September 1, 2011, the Committee consisted of Mr. Calvin (Pete) R. Whitehead (chair), Mr. John F. Affleck-Graves and Mr. James J. Martell. On September 2, 2011, in connection with the Equity Investment, our Board and the Committee were reconstituted. Since September 2, 2011, the Committee has consisted of Mr. G. Chris Andersen (chair), Mr. Adrian P. Kingshott and Mr. Oren G. Shaffer.

For the fiscal year ended December 31, 2011, our "named executive officers" or "NEOs" were: Mr. Bradley S. Jacobs, Chairman and Chief Executive Officer (who we sometimes refer to in this section as our "CEO"); Mr. John D. Welch, our former Chief Financial Officer (who we sometimes refer to in this section as our "former CFO"); Mr. M. Sean Fernandez, Chief Operating Officer; Mr. Mario A. Harik, Chief Information Officer; Mr. Scott B. Malat, Senior Vice President – Strategic Planning; and Mr. Michael R. Welch, our former Chief Executive Officer (who we sometimes refer to in this section as our "former CEO").

Mr. Michael R. Welch served as our Chief Executive Officer during 2011 until the closing of the Equity Investment, and continued to serve as one of our officers until the separation of his employment with our company on November 2, 2011. Mr. Jacobs became our Chief Executive Officer and Chairman of the Board on September 2, 2011. Mr. John D. Welch served as our Chief Financial Officer during 2011 and until February 13, 2012 (at which time Mr. John J. Hardig became our Chief Financial Officer), and has remained employed with our company since that date. We expect Mr. John D. Welch will separate from our company at a mutually agreeable date in the second quarter of 2012. Following the Equity Investment, Messrs. Fernandez, Harik and Malat (who, together with our CEO, we sometimes refer to in this section as our "new named executive officers" or "new NEOs") joined our company on November 7, 2011, November 14, 2011 and October 20, 2011, respectively.

### *Recent Changes in Company Strategy and Management*

Following the Equity Investment in September 2011, we began to implement a growth strategy that will leverage our strengths—including management expertise, substantial liquidity and potential access to additional capital—in pursuit of profitable growth. Our growth strategy focuses on three key areas: targeted acquisitions, organic growth and optimized operations. The execution of our strategy is highly dependent on our ability to engage and retain talented and experienced senior management. Among our key accomplishments during 2011 was the recruitment and hiring, under the guidance of the Committee as described below, of most of our new executive team, and the negotiation and implementation of compensation packages that the Committee believes were necessary to attract each executive and appropriately retain and motivate him by encouraging and rewarding exceptional performance and aligning his interests with the long-term interests of our stockholders.

### *Philosophy and Objectives of Our Executive Compensation Program*

Our philosophy on executive compensation is to align the interests of our executive management with the interests of our stockholders and to ensure that the total compensation paid to our executive officers is reasonable and competitive. The three key objectives of our executive compensation program are:

- *Align executive compensation with stockholder value.* Within our overall compensation strategy, we utilize long-term equity-based compensation and annual cash incentives to align financial interests and objectives of our NEOs with those of our stockholders.

- *Attract, retain and motivate high-performing executive talent.* We operate in a competitive employment environment and exceptional executive talent is essential to achieving our growth goals. The compensation offered to our NEOs is designed to attract and motivate the NEOs to maximize our performance and deliver on our long-term strategy.
- *Link pay to performance.* Our compensation program is designed to provide a strong correlation between the performance of the NEOs and the compensation they receive. We accomplish this linkage by including compensation elements that reward our NEOs based on their overall performance and are heavily weighted towards equity incentives to align value earned by executives with stockholder return.

***Process for Determining Executive Compensation***

The total compensation package for each of our NEOs reflects assessments of individual responsibilities, contributions to corporate performance and overall company success in reaching strategic goals. Our current executive compensation program is largely based on direct negotiations that took place with our new NEOs following the Equity Investment as we hired our new executive team. Except for our CEO's compensation package, the negotiations with our new NEOs were led by our CEO with oversight from the Committee and from the Committee's independent compensation consultant, Semler Brossy.

In developing an appropriate compensation package for our CEO, the Committee noted that although Mr. Jacobs, through JPE, owns a substantial equity stake in our company as a result of the Equity Investment, his equity ownership stake is in no way related to his continued employment by or service to our company. Accordingly, the Committee determined that it would be critically important to provide Mr. Jacobs an appropriately competitive compensation package reflecting his importance to our company and our need to retain him. Mr. Jacobs' compensation package and employment agreement were developed and approved by the Committee with guidance and input from Semler Brossy. In providing its guidance and making its recommendations, Semler Brossy considered, among other factors, compensation levels and the mix of compensation paid by other companies to their respective chief executive officers, as reflected in general industry surveys, as well as the compensation levels of the other new NEOs. Our CEO was not present during any voting or deliberations by the Committee regarding his compensation package.

*Role of Compensation Committee*

Pursuant to its charter, the Committee is responsible for administering our company's executive compensation program in a manner consistent with our compensation philosophy. While the key terms of each NEO's compensation were primarily determined during the hiring process through arm's-length negotiations, the Committee is tasked with setting performance goals for NEOs and reviewing all other compensation and benefits for NEOs on an ongoing basis. The Committee acts independently, but works closely with our Board and the senior leadership team in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of Semler Brossy, as discussed further below.

During 2011, the Committee was comprised entirely of non-employee directors, none of whom has at any time been an officer or employee of our company. Further, our Board has determined that each member of the Committee is: (i) "independent" as defined under the NYSE Amex Company Guide, (ii) a non-employee director for purposes of Rule 16b-3 of the Exchange Act, and (iii) an outside director for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee met four times during 2011 following the closing of the Equity Investment.

*Role of Management*

Executive management and the Committee work together to establish, review and evaluate compensation packages and policies. Executive management provides input into the design of our pay program and, in particular, Mr. Jacobs provides recommendations as to proposed compensation actions with respect to our new executive team, other than with respect to his own compensation. However, the Committee carefully reviews the recommendations of management, without members of management present, before giving its final approval. We believe such a process ensures that our executive compensation program effectively aligns with our compensation philosophy.

*Role of Independent Compensation Consultant*

The Committee directly retained Semler Brossy as its independent advisor in the third quarter of 2011, shortly following the closing of the Equity Investment. Semler Brossy has supported the Committee and management in: developing a formal peer group; establishing our non-employee director compensation program; establishing performance goals for our NEOs' performance-based restricted stock unit awards and 2012 cash incentive awards; reviewing the reasonableness of the compensation packages for the NEOs and our other senior officers; making a recommendation as to an appropriate additional share request under our company's equity-based compensation plans; and reviewing this Compensation Discussion and Analysis and the related tables and narratives. At this time, Semler Brossy performs no work for management.

*Comparative Analysis*

In light of the significant changes to our company during 2011, including the Equity Investment, the new senior management team and our company's new growth strategy, the Committee determined that 2011 was a transition year and, therefore, decided not to utilize a peer group in 2011. With the assistance of Semler Brossy, in early 2012, the Committee designated a formal peer group to support compensation decisions going forward. The Committee does not expect to target a specific percentile positioning against the peer group but instead will use the pay levels in the peer group as one factor in its decision-making. Also, the Committee does not target a specific mix between cash and equity or short- and long-term compensation.

***Principal Components of Compensation***

*Base Salary*

Base salaries provide our NEOs with fixed cash compensation for service during the year, with consideration to the scope of each NEO's responsibilities, tenure, experience and other qualifications essential to his role. The Committee generally reviews base salaries annually and adjusts salary levels when it is deemed appropriate in relation to the other elements of the executive compensation package.

2011 Compensation Decisions: Annual base salaries for our named executive officers were set in accordance with their respective employment agreements. Annual base salary rates as of December 31, 2011 were as follows: Mr. Jacobs, $495,000; Mr. John D. Welch, $180,000; Mr. Fernandez, $475,000; Mr. Harik, $300,000; Mr. Malat, $300,000; and Mr. Michael R. Welch, $240,000 (reflects Mr. Welch's base salary rate as of the date his employment terminated).

In recognition of his increased responsibilities in connection with the Equity Investment, Mr. John D. Welch's annual base salary was increased from $160,000 to $180,000 pursuant to an amendment to his employment agreement dated July 18, 2011. The salary increase became effective upon the closing of the Equity Investment.

*Annual Cash Incentive Bonuses*

Our annual cash incentive bonus program is designed to motivate our NEOs to meet and exceed our annual operating and financial goals. The Committee establishes the specific performance goals for our NEOs and determines achievement against the goals.

Pursuant to the terms of the employment agreements, each of our new NEOs, other than Mr. Jacobs, is eligible to receive an annual cash incentive bonus targeted at 100% of his annual base salary beginning in fiscal year 2012, subject to the achievement of specified performance goals as determined by the Committee. Although Mr. Jacobs is eligible to receive a performance-based annual cash incentive award beginning in fiscal year 2012, his target award is not specified in his employment agreement and is determined by the Committee in its discretion.

2012 Compensation Decisions: In light of the partial year of service for our new NEOs, the annual cash incentive bonus program for 2011 was discretionary for our new NEOs. The Committee met during the first quarter of 2012 to decide whether any discretionary bonuses with respect to fiscal year 2011 should be awarded. The Committee decided not to pay 2011 cash bonuses to Messrs. Fernandez and Harik because each such executive officer received a make-whole payment pursuant to his employment agreement for benefits and payments forfeited from his prior employer in connection with commencing employment with our company. For Mr. Jacobs and Mr. Malat, who were not entitled to make-whole payments, the Committee decided to award discretionary cash bonuses with respect to 2011. In the case of Mr. Jacobs, this bonus was based on a target of 100% of his annual base salary and the portion of 2011 during which he served our company. Accordingly, the Committee awarded to Mr. Jacobs a discretionary cash bonus for 2011 of $162,625 based on his service from September 2, 2011 through year-end. In addition, the Committee awarded to Mr. Malat a discretionary cash bonus for 2011 of $250,000 based on his service from October 20, 2011 through year-end. In determining the amount of Mr. Malat's 2011 bonus, the Committee, as required by the terms of Mr. Malat's employment agreement, took into consideration the benefits and payments Mr. Malat forfeited from his prior employer in connection with commencing employment with our company.

Under his employment agreement with our company, as amended on July 18, 2011, Mr. John D. Welch was eligible to earn, subject to the achievement of performance goals, a target bonus with respect to 2011 equal to $68,000. The performance goals were based on our revenue and operating income on a consolidated basis for 2011. The table below shows the annual cash incentive payout schedule based on the 2011 operating income and revenue goals, which are weighted equally. In view of Mr. John D. Welch's significant contributions to our company in connection with the Equity Investment, the Committee determined to pay Mr. Welch a $50,000 bonus for 2011, even though the achievement levels against the specified performance goals would have resulted in an award of $26,300 based on our company's performance as set forth in the table below. Mr. Michael R. Welch, our former CEO, did not receive a bonus for 2011, because his employment terminated on November 2, 2011.

2011 Annual Cash Incentive Bonus for Mr. John D. Welch

| | **Threshold (50% Payout)** | **Target (100% Payout)** | **Maximum (200% Payout)** | **Actual Achievement in 2011** |
|---|---|---|---|---|
| Company's 2011 Operating Income . . . . . . . . . . . . . . . . | $ 11,623,000 | $ 12,914,000 | $ 19,371,000 | $ 1,724,000 |
| Company's 2011 Revenue . . . | $168,443,000 | $187,159,000 | $280,739,000 | $177,076,000 |

*Long-Term Incentive Program*

Our NEOs may be awarded equity at the discretion of the Committee under our equity-based compensation plans. We currently have one equity-based compensation plan under which we grant awards to our employees, the 2011 Omnibus Incentive Compensation Plan, which was approved by our stockholders in connection with the Equity Investment. Equity awards are intended to further align the interests of our NEOs with the interests of our stockholders and emphasize long-term performance.

2011 Compensation Decisions: In 2011 in connection with their hiring, we granted stock options, RSUs and performance-based restricted stock units ("PRSUs") to our new NEOs under our company's 2011 Omnibus Incentive Compensation Plan. The mix of specific equity-based grants varied among the new NEOs based on their respective employment agreements, each of which was individually negotiated. As described in this proxy statement under the heading "Grants of Plan-Based Awards," PRSUs were granted to certain of our executive officers so that a portion of their compensation would be considered "qualified performance-based compensation" for purposes of Section 162(m) of the Code.

Stock options and RSUs generally vest in equal 20% increments each year beginning on September 2, 2012, subject to continued employment of the NEO with our company on each applicable vesting date. PRSUs generally vest on the same vesting schedule applicable to the stock options and RSUs, provided that the specified performance goal is achieved and subject to continued employment of the NEO with our company on each applicable vesting date. For PRSUs granted during 2011, the performance goal was defined as our company's revenue for any two consecutive quarters in fiscal 2012 exceeding our company's revenue from the first two quarters of fiscal 2011, or $85.6 million. In selecting this revenue-based performance goal for the PRSUs, the Committee selected a goal that it viewed as realistically achievable while also accomplishing its objective of optimizing the tax treatment for such compensation under Section 162(m) of the Code. Once the performance target is achieved, the PRSUs are earned and then are subject to continued vesting as described above.

If the performance target is not met by September 2, 2012, the first vesting date, the first tranche of the PRSUs will vest when the Committee certifies that the performance target has been met, provided that, if the performance target is not met during or prior to the quarter ending December 31, 2012, the PRSUs will be forfeited. The PRSUs pay out at target amounts and do not provide additional payouts in the event the performance target is exceeded. These awards are described in more detail in the "Grants of Plan-Based Awards" table following this Compensation Discussion and Analysis and under the heading "Employment Agreements with Named Executive Officers".

In connection with entering into our new NEOs' employment agreements, the Committee approved the following equity-based awards in 2011 for our new NEOs: Mr. Jacobs – 250,000 stock options and 50,000 RSUs; Mr. Fernandez – 55,000 stock options, 55,000 RSUs and 95,000 PRSUs; Mr. Harik – 135,000 stock options and 95,000 RSUs; and Mr. Malat – 25,000 stock options, 70,000 RSUs and 17,500 PRSUs. In addition, pursuant to his employment agreement, the Committee granted Mr. Jacobs an award of 160,000 PRSUs in January 2012.

In addition, each of Mr. Michael R. Welch, our former CEO, and Mr. John D. Welch, our former CFO, received 50,000 stock options and 43,750 stock options, respectively, in July 2011 in connection with the Equity Investment. The stock options were scheduled to vest in three equal increments each year beginning on September 2, 2012, subject to continued employment with our company on each applicable vesting date. The stock options granted to Mr. Michael R. Welch were forfeited in connection with the separation of his employment on November 2, 2011, as disclosed in the "Grants of Plan-Based Awards" table following this Compensation Discussion and Analysis.

The specific terms of the foregoing equity-based awards are described in this proxy statement under the heading "Grants of Plan-Based Awards."

*Equity Granting Policy*

All equity grants to executive officers are approved by the Committee. The Committee does not target a specific time during the year to make equity grants.

*Benefits*

Our NEOs are provided with benefits, including participation in the XPO Logistics, Inc. 401(k) Plan and insurance benefit programs that are offered to other eligible employees. In addition, our NEOs are entitled to reimbursement of ordinary business expenses. Our new NEOs are not entitled to any perquisites. Pursuant to his employment agreement, Mr. Michael R. Welch was entitled to reimbursement by our company of up to $9,000 annually for membership to a country club.

***Other Compensation-Related Items***

*Employment Agreements*

We entered into an employment agreement with each of our new NEOs at the time of engagement. Each employment agreement has a term through September 2, 2016 and expires at the end of the term without automatic renewal. We believe that it is in the best interests of our company to enter into multi-year employment agreements with our executive officers, because the agreements provide an incentive for long-term retention, while still allowing the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are discussed in the tables that follow this Compensation Discussion and Analysis and the narratives that follow such tables, and each agreement has been filed with the SEC and is available on our website or the SEC's website.

Each employment agreement includes the following key provisions:

- Base salary level;
- Participation in an annual incentive bonus plan beginning in 2012;
- Initial awards of employee stock options, RSUs and/or PRSUs, as applicable;
- Payment of severance benefits and accelerated vesting of a portion of equity-based awards if the NEO's employment is terminated upon his death or disability or by us without "Cause" or if the NEO resigns for "Good Reason" (each term is as defined in the applicable employment agreement);
- Payment of enhanced severance benefits in certain circumstances if the NEO's employment is terminated by us (or our successor) without Cause or if the NEO resigns for Good Reason within a certain period following a "Change of Control" (as defined in the 2011 Omnibus Incentive Compensation Plan);
- Accelerated vesting of equity-based awards upon the occurrence of a Change of Control; and
- Comprehensive confidentiality, non-competition, employee non-solicitation/no-hire and non-disparagement covenants that are applicable during the NEO's employment and for up to three years thereafter (except in the case of confidentiality, which is a perpetual obligation).

The severance benefits payable pursuant to the employment agreements are intended to provide each of our new NEOs with compensation and benefits for a reasonable period of time following termination of employment. In the event of a Change of Control, the severance benefits are greater than those payable to the NEO in the event of a termination of employment prior to a Change of Control and are only payable if the NEO is terminated without Cause or for Good Reason within a certain period following a Change of Control. We believe these double-trigger benefits provide appropriate incentives to each NEO to remain with and focus on managing our company in the event of a possible acquisition. In addition, we believe the single-trigger accelerated vesting of equity-based awards in the event of a Change of Control appropriately compensates and focuses each NEO in the event of a possible acquisition. The post-termination benefits payable to each NEO are discussed in the "Estimated Executive Benefits and Payments Upon Termination or Change of Control" table and the narrative that follows such table.

*Clawback Provisions*

Each of our new NEOs, in his employment agreement, is covered by a clawback provision under which the NEO may be required, upon certain triggering events, to repay all or a portion of incentive compensation that was previously paid (including proceeds from previously-exercised and vested equity awards), and to forfeit unvested equity awards. These clawback provisions are generally triggered if the NEO has engaged in fraud or other willful misconduct that contributes materially to any significant financial restatements or material loss to our company or any of our affiliates, if the NEO is terminated for Cause or in the event that the NEO breaches the restrictive covenants that are applicable under his employment agreement. To the extent that the rules to be promulgated by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in the employment agreements that are applicable to our new NEOs, our new NEOs will be subject to additional clawback provisions pursuant to such rules.

Mr. Michael R. Welch, our former CEO, and Mr. John D. Welch, our former CFO, are not subject to the clawback provisions described above except with respect to the stock options granted to them in connection with the Equity Investment, as described under the section entitled "*Principal Components of Compensation—Long-Term Incentive Program*".

*Equity Ownership Requirements*

We believe that maintaining equity ownership in our company will help align our NEOs' interests with the interests of our stockholders. Accordingly, we have structured the equity grants to our NEOs to promote ownership in our company by adopting a multi-year vesting schedule. Our company does not presently have a stock ownership policy that is applicable to our NEOs, but the Committee intends to consider and may adopt such a policy in the future.

*Tax Considerations*

We generally structure our base salary and incentive compensation programs to maximize the deductibility of compensation under Section 162(m) of the Code, from and after the time that our compensation programs become subject to Section 162(m). However, the Committee and our Board will take into consideration a multitude of factors in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.

***Conclusion***

The Committee believes that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders, while also enabling our company to attract and retain talented executives. As such, we encourage our stockholders to support our company's advisory "say on pay" resolution, which is set forth in this proxy statement as Proposal 4. Under applicable SEC rules, the 2012 annual meeting is the first opportunity that our stockholders have to vote on an advisory "say on pay" resolution. The Committee will continue to evolve and administer our compensation program in a manner that the Committee believes will be in the best interests of our stockholders.

**Compensation Committee Report**

*The following statement made by our Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act of 1934, as amended, except to the extent that we specifically incorporate such statement by reference.*

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K as set forth above. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Compensation Committee:

*G. Chris Andersen, Chair*
*Adrian P. Kingshott*
*Oren G. Shaffer*

## Compensation Tables

*Summary Compensation Table*

The following Summary Compensation Table sets forth information concerning the total compensation awarded to, earned by, or paid to our Chief Executive Officer, former Chief Financial Officer and three most highly compensated executive officers, other than our Chief Executive Officer and former Chief Financial Officer, for the year ended December 31, 2011. Mr. John D. Welch served as our Chief Financial Officer during 2011 and until February 13, 2012, and has remained employed with our company since that date. In addition, the Summary Compensation Table sets forth summary compensation information for our former Chief Executive Officer, Mr. Michael R. Welch, who separated from our company on November 2, 2011. This Summary Compensation Table is accompanied by an "All Other Compensation" Table, a "Grants of Plan-Based Awards" Table and additional narrative discussion as necessary to assist in the understanding of the information presented in each of such tables. The share amounts and exercise prices listed in the Summary Compensation Table and the other tables that follow, as well as the footnote and narrative disclosure to such tables, reflect a four-for-one reverse split of our common stock on September 2, 2011.

| Name and Principal Position | Year | Salary ($) | Bonus(1) ($) | Stock Awards(2) ($) | Option Awards(2) ($) | Non-Equity Incentive Plan Compensation(3) ($) | All Other Compensation(4) ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Bradley S. Jacobs(5) Chief Executive Officer and Chairman | 2011 | 154,212 | 162,265 | 464,000 | 1,111,998 | — | 25,000 | 1,917,475 |
| John D. Welch(6) | 2011 | 168,848 | 23,700 | — | 399,396 | 26,300 | 3,852 | 622,096 |
| Chief Financial Officer | 2010 | 130,000 | 20,000 | — | 27,500 | 76,000 | 2,900 | 258,410 |
| M. Sean Fernandez(7) Chief Operating Officer | 2011 | 63,942 | 250,000 | 1,590,900 | 277,605 | — | 4,186 | 2,186,633 |
| Mario A. Harik(8) Chief Information Officer | 2011 | 34,615 | 100,000 | 930,050 | 633,179 | — | 20,265 | 1,718,109 |
| Scott B. Malat(9) Senior Vice President—Strategic Planning | 2011 | 69,231 | 250,000 | 931,875 | 128,727 | — | — | 1,379,833 |
| Michael R. Welch(10) | 2011 | 210,269 | — | — | 472,686(11) | — | 41,606 | 724,561 |
| Former Chief Executive | 2010 | 205,000 | 30,000 | — | 27,900 | 151,900 | 4,000 | 418,800 |
| Officer | 2009 | 200,000 | — | — | — | — | 5,800 | 205,800 |

(1) The amounts reflected in this column represent discretionary bonuses and make-whole payments paid to our NEOs, which amounts did not accrue interest. Amount paid to Mr. Jacobs represents a discretionary bonus for services rendered by Mr. Jacobs from his start date through December 31, 2011. Amount paid to Mr. John D. Welch represents a discretionary bonus for his significant contributions to our company in connection with the Equity Investment. Amounts paid to Messrs. Fernandez and Harik represent cash make-whole payments made pursuant to their respective 2011 Employment Agreements (as defined below in the "Employment Agreements with Named Executive Officers" section). Amount paid to Mr. Malat represents a discretionary bonus for services rendered by Mr. Malat from his start date through December 31, 2011 and also takes into consideration the benefits and payments Mr. Malat forfeited from his prior employer. For more information regarding the discretionary 2011 bonuses and make-whole payments, see the discussion in this proxy statement under the heading "Compensation Discussion and Analysis—Annual Cash Incentive Bonuses—2012 Compensation Decisions."

(2) The amounts reflected in each respective column represent the aggregate grant date fair value of the awards made during each respective year and the incremental value of any awards modified during each respective year, as computed in accordance with ASC 718. For a further discussion of the assumptions used in the calculation of the grant date fair values for each year, please see "Notes to Consolidated Financial Statements—Footnote No. 1 Significant Accounting Policies—Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2011. For further discussion of grants made in 2011, see the accompanying "Grant of Plan-Based Awards" Table. The values reported in

the columns represent the following awards granted to our new NEOs during 2011: Mr. Jacobs, 250,000 stock options and 50,000 RSUs; Mr. Fernandez, 55,000 stock options, 55,000 RSUs and 95,000 PRSUs; Mr. Harik, 135,000 stock options and 95,000 RSUs; and Mr. Malat, 25,000 stock options, 70,000 RSUs and 17,500 PRSUs. For the PRSUs, the amounts reflected in the column represent the target level of performance, which is also the maximum level of performance. The value reported for Mr. John D. Welch represents 43,750 stock options granted in July 2011 and the incremental value of the stock options granted to Mr. Welch prior to June 13, 2011 that accelerated vesting on September 2, 2011 in connection with the Equity Investment. The value reported for Mr. Michael R. Welch represents 50,000 stock options granted in July 2011, which were forfeited when Mr. Welch separated from our company on November 2, 2011, and the incremental value of the stock options granted to Mr. Welch prior to June 13, 2011 that accelerated vesting on September 2, 2011 in connection with the Equity Investment.

(3) The amounts reflected in this column represent performance-based annual cash bonus awards earned in 2011 pursuant to our Executive Annual Bonus Plan, which is described in more detail in the narrative following the "All Other Compensation" Table.

(4) The components of "All Other Compensation" for 2011 are detailed below in the "All Other Compensation" Table.

(5) Mr. Jacobs was appointed our Chief Executive Officer and Chairman of the Board on September 2, 2011. Mr. Jacobs' annual base salary is $495,000. Mr. Jacobs did not receive any compensation for his services as a board member.

(6) Mr. John D. Welch served as our Chief Financial Officer from January 1, 2011 to February 13, 2012, and currently remains an employee of our company in a non-executive capacity. We expect Mr. Welch will separate from our company at a mutually agreeable date in the second quarter of 2012. Prior to January 1, 2011, Mr. Welch served as our Interim Chief Financial Officer from April 19, 2010 to December 31, 2010 and as our Corporate Controller prior to that appointment. Mr. Welch's annual base salary was $130,000 from January 1, 2011 to March 25, 2011, $160,000 from March 16, 2011 to September 1, 2011 and increased to $180,000 as of September 2, 2011 in connection with the closing of the Equity Investment.

(7) Mr. Fernandez commenced employment as our Chief Operating Officer on November 7, 2011. Mr. Fernandez's annual base salary is $475,000.

(8) Mr. Harik commenced employment as our Chief Information Officer on November 14, 2011. Mr. Harik's annual base salary is $300,000.

(9) Mr. Malat commenced employment as our Senior Vice President–Strategic Planning on October 20, 2011. Mr. Malat's annual base salary is $300,000.

(10) Mr. Michael R. Welch served as our Chief Executive Officer until September 2, 2011 and then remained an employee of our company in a non-executive capacity until his separation on November 2, 2011. Mr. Welch's annual base salary was $240,000 from January 1, 2011 through his separation from our company. Mr. Welch was a member of the Board during 2011. He did not receive any compensation for his services as a board member.

(11) Amount represents the grant date fair value of the 50,000 stock options granted to Mr. Michael R. Welch on July 22, 2011, or $442,995, which were forfeited when Mr. Welch separated from our company on November 2, 2011.

We compensate our NEOs pursuant to the terms of their respective employment agreements, and the information reported in the Summary Compensation Table reflects the terms of such agreements. For more information about our NEOs' employment agreements, see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers." In 2011, our NEOs' salaries and bonuses represented the following approximate percentages of their total compensation: Mr. Jacobs, 17%; Mr. John D. Welch, 35%; Mr. Fernandez, 3%; Mr. Harik, 2%; Mr. Malat, 23%; and Mr. Michael R. Welch, 29%. Since 2011 was a transition year for us and our new NEOs did not commence employment with us until the third or fourth quarter of 2011, we do not believe that the 2011 percentages are necessarily indicative of the proportion of salaries and bonuses as compared to total compensation of our new NEOs going forward.

In addition to a base salary, each of Messrs. John D. Welch and Michael R. Welch was eligible for a performance-based annual bonus for fiscal year 2011. The annual bonus is designed to motivate individual and team performance in attaining the current year's performance goals and business objectives. Annual bonus payouts are based on the achievement of performance targets established by the Committee. Based on achievement of performance goals during 2011, Mr. John D. Welch earned an annual cash incentive bonus of $26,300. Mr. Michael R. Welch did not earn an annual cash incentive bonus for 2011, because he separated from our company prior to year end. None of our new NEOs were eligible to earn a performance-based annual cash bonus during 2011, because they did not commence employment until on or after the closing of the Equity Investment. The cash bonuses awarded to our new NEOs for 2011 were determined by the Committee in its discretion. For additional details regarding the 2011 annual cash incentive bonus, see the discussion in this proxy statement under the heading "Compensation Discussion and Analysis—Annual Cash Incentive Bonuses."

*All Other Compensation Table*

The following table outlines the amounts included in the "All Other Compensation" column in the Summary Compensation Table for our NEOs in 2011:

| Name and Principal Position | Year | Matching Contributions to 401(k) Plan ($)(1) | Perquisites and Other Personal Benefits ($) | Total ($) |
|---|---|---|---|---|
| Bradley S. Jacobs<br>Chief Executive Officer and Chairman | 2011 | — | 25,000(2) | 25,000 |
| John D. Welch<br>Chief Financial Officer | 2011 | 3,127 | 725(3) | 3,852 |
| | 2010 | 1,900 | 1,000 | 2,900 |
| M. Sean Fernandez<br>Chief Operating Officer | 2011 | — | 4,186(4) | 4,186 |
| Mario A. Harik<br>Chief Information Officer | 2011 | — | 20,265(5) | 20,265 |
| Michael R. Welch<br>Former Chief Executive Officer | 2011 | 4,898 | 36,708(6) | 41,606 |
| | 2010 | — | 4,000 | 4,000 |
| | 2009 | 1,800 | 4,000 | 5,800 |

(1) Amounts in this column represent matching contributions made by us to our company's 401(k) plan. Only amounts contributed directly by our NEOs are eligible for matching contributions, and our NEOs are eligible for matching contributions on the same basis as all other eligible employees of our company.

(2) Represents reimbursement for attorney's fees incurred in connection with the negotiation of Mr. Jacobs' employment agreement with our company.

(3) Represents reimbursement of $623 for cell phone charges and $102 for company-paid life insurance.

(4) Represents reimbursement of (1) $1,746 for attorney's fees incurred in connection with the negotiation of Mr. Fernandez's employment agreement with our company and (2) $2,440 for COBRA premiums payable to his former employer.

(5) Represents reimbursement for attorney's fees incurred in connection with the negotiation of Mr. Harik's employment agreement with our company.

(6) Represents (1) $24,000 in severance payments, (2) $1,069 in subsidized COBRA payments following separation from our company, (3) $6,111 for dues for country club membership, (4) reimbursement of $379 for cell phone charges, (5) $4,056 for Notre Dame season tickets, (6) $1,000 for automobile allowance and (7) $93 for company-paid life insurance.

## *Grants of Plan-Based Awards*

The following Grants of Plan-Based Awards Table accompanies the Summary Compensation Table and provides additional detail regarding grants of equity awards (such as grants of stock options and restricted stock units) and under other compensation arrangements made during 2011:

| | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Name and Principal Position** | **Grant Date[1]** | **Threshold ($)** | **Target ($)** | **Maximum ($)** | **Threshold (#)** | **Target (#)** | **Maximum (#)** | **(#)[3]** | **(#)** | **($/Sh)** | **($)** |
| Bradley S. Jacobs | 11/21/2011 | — | — | — | — | — | — | 50,000 | — | — | 464,000 |
| Chief Executive | 11/21/2011 | — | — | — | — | — | — | — | 250,000 | 9.28 | 1,111,998 |
| Officer and | | | | | | | | | | | |
| Chairman | | | | | | | | | | | |
| John D. Welch | — | 34,000 | 68,000 | 136,000 | — | — | — | — | — | — | — |
| Chief Financial | | | | | | | | | | | |
| Officer | 7/22/2011 | — | — | — | — | — | — | — | 43,750 | 16.92 | 387,621 |
| M. Sean Fernandez | 11/7/2011 | — | — | — | — | — | — | 55,000 | — | — | 579,150 |
| Chief Operating | 11/7/2011 | — | — | — | — | 95,000 | — | — | — | — | 1,011,750 |
| Officer | 11/7/2011 | — | — | — | — | — | — | — | 55,000 | 10.53 | 277,605 |
| Mario A. Harik | 11/14/2011 | — | — | — | — | — | — | 95,000 | — | — | 930,050 |
| Chief Information | | | | | | | | | | | |
| Officer | 11/14/2011 | — | — | — | — | — | — | — | 135,000 | 9.79 | 633,179 |
| Scott B. Malat | 10/21/2011 | — | — | — | — | — | — | 70,000 | — | — | 745,500 |
| Senior Vice | | | | | | | | | | | |
| President—Strategic | 10/21/2011 | — | — | — | — | 17,500 | — | — | — | — | 186,375 |
| Planning | 10/21/2011 | — | — | — | — | | — | — | 25,000 | 10.65 | 128,727 |
| Michael R. Welch[5] | — | 60,000 | 120,000 | 240,000 | — | — | — | — | — | — | — |
| Former Chief | | | | | | | | | | | |
| Executive Officer | 7/22/2011 | — | — | — | — | — | — | — | 50,000 | 16.92 | 442,995 |

(1) As described in this proxy statement under the heading "Compensation Discussion and Analysis," we granted equity awards to each of our new NEOs, other than Mr. Jacobs, at the time he commenced employment with our company. We granted equity awards to Mr. Jacobs at the time we entered into an employment agreement with him. All stock options, RSUs and PRSUs granted to our new NEOs were granted under our 2011 Omnibus Incentive Compensation Plan. In connection with the Equity Investment, we granted stock options to Messrs. John D. Welch and Michael R. Welch under our Amended and Restated 2001 Stock Option Plan.

(2) Awards in these columns consist of PRSUs. The PRSUs do not have threshold or maximum amounts.

(3) Awards in this column consist of RSUs.

(4) Amounts represent the grant date fair value of equity awards made in 2011, as computed in accordance with ASC 718, which for the PRSUs is based on the target amount (the probable outcome of the performance goals on the grant date).

(5) The stock options granted to Mr. Michael R. Welch in 2011 were forfeited when Mr. Welch separated from our company on November 2, 2011. In addition, Mr. Michael R. Welch did not earn any portion of his 2011 annual incentive bonus.

The stock options, RSUs and PRSUs granted to our new NEOs vest in five equal annual installments beginning on September 2, 2012, and the PRSUs also are subject to the achievement of revenue-based performance goals. The stock options granted to Messrs. John D. Welch and Michael R. Welch vest in three equal annual installments beginning on September 2, 2012. The vesting of awards may, in certain instances, be accelerated upon certain events. See the discussions in this proxy statement under the headings "Compensation Discussion and Analysis" and "Employment Agreements with Named Executive Officers" for the principal terms of our NEOs' employment agreements.

For additional information relevant to the awards that are shown in the above table (including a discussion of the performance criteria established and the actual payouts, if applicable, under such awards), please see the discussions in this proxy statement under the headings "Compensation Discussion and Analysis—Annual Cash Incentive Bonuses," "Compensation Discussion and Analysis—Long-Term Incentive Program" and "Employment Agreements with Named Executive Officers."

*Outstanding Equity Awards at Fiscal Year-End*

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2011:

| Name | Number of Securities Underlying Options (#) Exercisable | Number of Securities Underlying Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares of Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
|---|---|---|---|---|---|---|---|---|---|
| Bradley S. Jacobs ....... Chief Executive Officer and Chairman | | | 250,000[1] | 9.28 | 11/21/2021 | | | 50,000[2] | 617,500 |
| John D. Welch ......... Chief Financial Officer | 2,500 | | | 5.92 | 2/7/2017 | | | | |
| | 2,875 | | | 3.92 | 1/16/2018 | | | | |
| | 12,500 | | | 5.80 | 3/2/2020 | | | | |
| | | | 43,750[3] | 16.92 | 7/21/2021 | | | | |
| M. Sean Fernandez ..... Chief Operating Officer | | | 55,000[1] | 10.53 | 11/7/2021 | | | 150,000[4] | 1,852,500 |
| Mario A. Harik ......... Chief Information Officer | | | 135,000[1] | 9.79 | 11/14/2021 | | | 95,000[2] | 1,173,250 |
| Scott B. Malat ......... Senior Vice President—Strategic Planning | | | 25,000[1] | 10.65 | 10/21/2021 | | | 87,500[5] | 1,080,625 |
| Michael R. Welch[6] ..... Former Chief Executive Officer | | | | | | | | | |

(1) These stock options vest in equal installments of 20% per year on each of September 2, 2012, 2013, 2014, 2015 and 2016.

(2) Consists of RSUs that vest in equal installments of 20% per year on each of September 2, 2012, 2013, 2014, 2015 and 2016.

(3) These stock options vest in equal installments of $33^{1}/_{3}$% on each of September 2, 2012, 2013, 2014.

(4) Consists of (i) 55,000 RSUs, of which 5,000 will vest on each of September 2, 2012 and 12,500 will vest on each of September 2, 2013, 2014, 2015 and 2016 and (ii) 95,000 PRSUs, of which 25,000 will vest on September 2, 2012 and 17,500 will vest on each of September 2, 2013, 2014, 2015 and 2016, subject to the achievement of performance goals. PRSUs are reflected at the target amount, because there are no threshold amounts for such PRSUs.

(5) Consists of (i) 70,000 RSU that vest in equal installments of 20% per year on each of September 2, 2012, 2013, 2014, 2015 and 2016 and (ii) 17,500 PRSUs that vest in equal installments of 20% per year on each of September 2, 2012, 2013, 2014, 2015 and 2016, subject to the achievement of performance goals. PRSUs are reflected at the target amount, because there are no threshold amounts for such PRSUs.

(6) Mr. Michael R. Welch exercised all of his vested and unexercised options and forfeited all of his unvested options prior to December 31, 2011.

*Options Exercised and Stock Vested*

The following table sets forth the stock options that were exercised by our NEOs during 2011:

| Name | Option Awards: Number of Shares Acquired on Exercise (#) | Option Awards: Value Realized on Exercise ($) |
|---|---|---|
| Bradley S. Jacobs | | |
| John D. Welch | | |
| M. Sean Fernandez | | |
| Mario A. Harik | | |
| Scott B. Malat | | |
| Michael R. Welch | 120,000(1) | 717,100(2) |

(1) The stock options exercised by Mr. Michael R. Welch during 2011 were exercised using a cashless exercise method, whereby we withheld a sufficient number of shares of our common stock otherwise deliverable to Mr. Welch upon exercise of the stock options in order to cover the aggregate exercise price and income tax withholding on such stock options. As a result, 43,369 shares of our common stock were actually issued to Mr. Michael R. Welch upon exercise of the stock options reported in this table.

(2) Amount based on the number of stock options exercised multiplied by the difference between the closing price of a share of our common stock on date of exercise and the exercise price of the stock options.

No stock-based awards held by our NEOs vested during 2011. There were no stock option exercises or stock-based awards vesting after December 31, 2011 but before the date of this proxy statement

*Nonqualified Deferred Compensation*

The following table sets forth the nonqualified deferred compensation plan activity for each of our NEOs during the year ended December 31, 2011:

| Name and Principal Position | Executive Contributions in 2011 ($) | Registrant Contributions in 2011 ($) | Aggregate Earnings in 2011 ($) | Aggregate Withdrawals / Distributions ($) | Aggregate Balance as of 12/31/11 ($) |
|---|---|---|---|---|---|
| Bradley S. Jacobs<br>Chief Executive Officer and Chairman | — | — | — | — | — |
| John D. Welch<br>Chief Financial Officer | 0 | 0 | (125) | (99,647) | 0 |
| M. Sean Fernandez<br>Chief Operating Officer | — | — | — | — | — |
| Mario A. Harik<br>Chief Information Officer | — | — | — | — | — |
| Scott B. Malat<br>Senior Vice President—Strategic Planning | — | — | — | — | — |
| Michael R. Welch<br>Former Chief Executive Officer | 0 | 0 | (988) | (214,499) | 0 |

Our company previously maintained a nonqualified deferred compensation plan for certain employees. This plan was terminated by our company in 2010 and the accounts were distributed in full to participants during the first quarter of fiscal year 2011.

## *Estimated Executive Benefits and Payments Upon Termination or Change of Control*

The following table reflects the amounts of compensation that would be due to each of our NEOs (other than Mr. Michael R. Welch) pursuant to their respective employment agreements upon termination without Cause, termination for Good Reason, termination with cause, voluntary termination without Good Reason, a change of control, termination following a change of control and, in the event of a termination due to disability or death of the executive, as if each such event had occurred on December 31, 2011. For a discussion of the terms of each of our NEO's employment agreements as in effect on December 31, 2011, please see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers." The amounts shown below are estimates of the payments that each NEO (other than Mr. Michael R. Welch) would receive in certain instances. The actual amounts payable will only be determined upon the actual occurrence of any such event. The amounts shown for Mr. Michael R. Welch are based on the amounts actually paid to Mr. Welch in connection with his separation from our company on November 2, 2011. For a discussion of the relevant terms of Mr. Michael R. Welch's employment agreement, as in effect on November 2, 2011, please see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers."

| Event | Bradley S. Jacobs | John D. Welch | M. Sean Fernandez | Mario A. Harik | Scott B. Malat | Michael R. Welch[1] |
|---|---|---|---|---|---|---|
| **Termination without Cause or for Good Reason:** | | | | | | |
| Cash severance[2][3] | $ 990,000 | $180,000 | $ 950,000 | $ 600,000 | $ 300,000 | — |
| *RSUs* | *$ 40,941* | — | *$ 20,471* | *$ 77,788* | *$ 57,318* | — |
| *PRSUs* | *$ 0* | — | *$ 102,353* | *$ 0* | *$ 14,329* | — |
| *Options* | *$ 50,886* | | *$ 6,637* | *$ 22,914* | *$ 2,818* | — |
| Acceleration of equity-based awards[4] | $ 91,827 | — | $ 129,460 | $ 100,702 | $ 74,465 | — |
| Continuation of medical / welfare benefits[5] | $ 6,533 | — | $ 6,533 | $ 2,860 | $ 6,533 | — |
| Other[6] | — | — | $ 250,000 | — | — | |
| ***Total*** | ***$1,088,360*** | ***$180,000*** | ***$1,335,993*** | ***$ 703,562*** | ***$ 380,998*** | — |
| **Termination without Cause or for Good Reason, Fully Extended Non-Compete[7]:** | | | | | | |
| Cash severance[2][3] | $1,980,000 | $180,000 | $1,900,000 | $1,200,000 | $ 900,000 | — |
| *RSUs* | *$ 40,941* | — | *$ 20,471* | *$ 77,788* | *$ 57,318* | — |
| *PRSUs* | *$ 0* | — | *$ 102,353* | *$ 0* | *$ 14,329* | — |
| *Options* | *$ 50,886* | | *$ 6,637* | *$ 22,914* | *$ 2,818* | — |
| Acceleration of equity-based awards[4] | $ 91,827 | — | $ 129,460 | $ 100,702 | $ 74,465 | — |
| Continuation of medical / welfare benefits[5] | $ 6,533 | — | $ 6,533 | $ 2,860 | $ 6,533 | — |
| Other[6] | — | — | $ 250,000 | — | — | |
| ***Total*** | ***$2,078,360*** | ***$180,000*** | ***$2,285,993*** | ***$1,303,562*** | ***$ 980,998*** | — |
| **Termination for Cause or Voluntary Termination without Good Reason:** | | | | | | |
| Cash severance | — | — | — | — | — | $24,000 |
| Acceleration of equity-based awards | — | — | — | — | — | — |
| Continuation of medical / welfare benefits | — | — | — | — | — | $ 1,069 |
| ***Total*** | — | — | — | — | — | ***$25,069*** |
| **Disability:** | | | | | | |
| Cash severance[2][8] | $ 990,000 | $ 45,000 | $ 950,000 | $ 600,000 | $ 300,000 | — |
| Acceleration of equity-based awards[4] | $1,385,600 | — | $1,952,600 | $1,518,850 | $1,123,125 | — |
| Continuation of medical / welfare benefits[5] | $ 6,533 | — | $ 6,533 | $ 2,860 | $ 6,533 | — |
| ***Total*** | ***$2,381,533*** | ***$ 45,000*** | ***$2,909,133*** | ***$2,121,710*** | ***$1,429,658*** | — |
| **Death:** | | | | | | |
| Cash severance[2] | $ 990,000 | — | $ 950,000 | $ 600,000 | $ 300,000 | — |
| Acceleration of equity-based awards[4] | $1,385,000 | — | $1,952,600 | $1,518,850 | $1,123,125 | — |
| Continuation of medical / welfare benefits[5] | — | — | — | — | — | — |
| ***Total*** | ***$2,375,000*** | — | ***$2,902,600*** | ***$2,118,850*** | ***$1,423,125*** | — |
| **Change in Control and No Termination:** | | | | | | |
| Cash severance[2] | — | — | — | — | — | — |
| Acceleration of equity-based awards[4][9] | $1,385,000 | — | $1,952,600 | $1,518,850 | $1,123,125 | — |
| Continuation of medical / welfare benefits[5] | — | — | — | — | — | — |
| ***Total*** | ***$1,385,000*** | — | ***$1,952,600*** | ***$1,518,850*** | ***$1,123,125*** | — |
| **Change in Control and Termination without Cause or for Good Reason:** | | | | | | |
| Cash severance[2] | $2,970,000 | $256,000 | $2,850,000 | $ 600,000 | $1,800,000 | — |
| Acceleration of equity-based awards[4] | $1,385,000 | — | $1,952,600 | $1,518,850 | $1,123,125 | — |
| Continuation of medical / welfare benefits[5] | $ 19,599 | $ 6,533 | $ 19,599 | $ 2,860 | $ 19,599 | — |
| Other[6][10] | — | $ 3,127 | $ 250,000 | — | — | — |
| ***Total*** | ***$4,374,599*** | ***$265,660*** | ***$5,072,199*** | ***$2,121,710*** | ***$2,942,724*** | — |
| **Change in Control and Termination without Cause or for Good Reason, Fully Extended Non-Compete[7]:** | | | | | | |
| Cash severance[2] | $3,960,000 | $256,000 | $3,800,000 | $1,200,000 | $2,400,000 | — |
| Acceleration of equity-based awards[4] | $1,385,000 | — | $1,952,600 | $1,518,850 | $1,123,125 | — |
| Continuation of medical / welfare benefits[5] | $ 19,599 | $ 6,533 | $ 19,599 | $ 2,860 | $ 19,599 | — |
| Other[6][10] | — | $ 3,127 | $ 250,000 | — | — | — |
| ***Total*** | ***$5,364,599*** | ***$265,660*** | ***$6,022,199*** | ***$2,721,710*** | ***$3,542,724*** | — |

(1) Amounts shown in this column include a cash severance payment and subsidized COBRA coverage for the period from November 3, 2011 through December 31, 2011.

(2) Amounts shown do not include any payments for accrued and unpaid salary, bonuses or vacation.
(3) In the event of a termination by our company without Cause or by any new NEO for Good Reason prior to a change of control, cash severance payable to the new NEO (other than Mr. Malat) will be reduced, dollar for dollar, by other income earned by such NEO. Amount included for Mr. John D. Welch is only payable upon a termination by our company without Cause. In the event that Mr. John D. Welch resigns for Good Reason prior to a Change of Control, he is not entitled to any severance payment or benefits.
(4) Amounts shown were calculated using the fair market value of unvested restricted stock units and the in-the-money value of unvested options based upon a stock price of $12.35 per share, our company's stock price as of December 31, 2011. The amounts shown for PRSUs have been estimated based on target levels. Although the PRSUs would no longer be subject to a continued service requirement upon the occurrence of the specified termination event, in the event of a termination by our company without Cause or by the new NEO for Good Reason, the shares or cash subject to such awards would not be received by the new NEO until the completion of the associated performance period based on our company's actual performance.
(5) The amounts of continued health and welfare benefits shown in the table (i) have been calculated based upon our current actual costs of providing the benefits and (ii) have not been discounted for the time value of money. Our current annual cost of providing health and welfare benefits to each of our eligible NEOs is as follows: Mr. Jacobs, $6,533; Mr. John D. Welch, $6,533; Mr. Fernandez, $6,533; Mr. Harik, $2,860; and Mr. Malat, $6,533. In the case of our new NEOs, in the event of a termination without Cause or for Good Reason prior to a Change of Control, continued medical and welfare benefits will cease when the new NEO commences employment with a new employer.
(6) Amount included for Mr. Fernandez represents a cash make-whole payment, which he would be entitled to receive only in the event of a termination without cause and not a termination for Good Reason, because such payment had not yet been made as of December 31, 2011.
(7) In the event of a termination by our company without Cause or by any new NEO for Good Reason (either prior to or following a Change of Control), our company has the right to extend the period during which such new NEO is bound by the non-competition covenant in his 2011 Employment Agreement (as defined below in the "Employment Agreements with Named Executive Officers" section) for up to two additional years. During the period the non-compete is extended, the new NEO would be entitled to receive cash compensation equal to his monthly base salary as in effect on the date his employment terminated. Amounts included in the respective columns assume that the new NEO will not be permitted to compete with our company for three years following his termination without Cause or for Good Reason.
(8) Cash severance payable to each of our NEOs in the event of a termination due to disability will be reduced, dollar for dollar, by any income or salary continuation paid to the NEO under any company plan or policy.
(9) In the event of a Change of Control, the stock options held by Mr. John D. Welch will accelerate vesting only if the acquirer does not assume or substitute such options with options of the acquirer. As of December 31, 2011, none of Mr. Welch's unvested options were in the money.
(10) Amount included for Mr. John D. Welch represents benefits payable to him based on one additional year of service credit under our benefit plans.

Each 2011 Employment Agreement, which is described in detail in this proxy statement under the heading "Employment Agreements with Named Executive Officers," generally provides that, in the event of a termination without Cause, for Good Reason or due to death or disability, cash severance payments and continued benefits will be made ratably over the two-year period (one-year period for Mr. Malat) following the executive's termination (subject to any delays required pursuant to Section 409A of the Code). Generally, in the event of a termination in connection with a Change of Control, cash severance payments will be made in one lump sum (subject to any delays required pursuant to Section 409A of the Code). In addition, in the event of a termination without Cause or Good Reason, our new NEOs will vest in a portion of their equity-based awards that were scheduled to vest on the next vesting date based on the number of days each new NEO was employed during the period applicable to the current tranche, provided that performance-based restricted stock units will be subject to the achievement of any applicable performance goals. All equity-based awards granted to our new NEOs will accelerate vesting in the event of a termination due to disability or death or upon a Change of Control. Other than in the event of the new NEO's death or disability, the severance payments set forth in the table are generally subject to and conditioned upon the new NEO signing an irrevocable waiver and release and continued compliance with certain restrictive covenants.

Pursuant to the J. Welch Employment Agreement, which is described in detail in this proxy statement under the heading "Employment Agreements with Named Executive Officers," in the event of a termination due to disability, the cash severance payments will be made over the 90-day period following such termination and in the event of a termination in connection with a Change of Control, cash severance payments will be made in one lump sum.

For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this proxy statement under the heading "Employment Agreements with Named Executive Officers."

**Employment Agreements with Named Executive Officers**

In 2011, we entered into employment agreements with each of Messrs. Jacobs, Fernandez, Harik and Malat, which are generally similar to one another, but contain some distinctions as a result of arm's-length negotiations with each new NEO (each, a "2011 Employment Agreement"). In connection with the Equity Investment, we also entered into amendments to the existing employment agreements with Messrs. Michael R. Welch and John D. Welch, each dated as of July 18, 2011. The principal terms of the 2011 Employment Agreements and the amended employment agreement with Mr. John D. Welch, each as in effect on December 31, 2011, are described below. Mr. Michael R. Welch's amended employment agreement terminated upon his resignation on November 2, 2011. The material terms relevant to Mr. Michael R. Welch's separation are also described below.

*2011 Employment Agreements*

*Term.* Each 2011 Employment Agreement generally provides for the new NEO's employment from his start date until September 2, 2016. Our new NEOs' start dates are as follows: Mr. Jacobs, September 2, 2011; Mr. Fernandez, November 7, 2011; Mr. Harik, November 14, 2011; and Mr. Malat, October 20, 2011. If a Change of Control (as defined in the 2011 Omnibus Incentive Compensation Plan) occurs prior to September 2, 2016, the term of Mr. Jacobs' 2011 Employment Agreement will expire on the later of September 2, 2016 and the second anniversary of such Change of Control.

*Salary, Annual Incentive Bonus and Make-Whole Payments.* The 2011 Employment Agreements provide the annual base salary and target annual bonus amount for each new NEO as set forth in the table below. The target annual bonus listed in the table below relates to fiscal years beginning in 2012.

**2011 EMPLOYMENT AGREEMENT ANNUAL BASE SALARY AND TARGET ANNUAL BONUS**

| Named Executive Officer | Annual Salary | Target Annual Bonus |
|---|---|---|
| Mr. Bradley S. Jacobs | $495,000 | To be determined by the Compensation Committee |
| Mr. M. Sean Fernandez | $475,000 | 100% of base salary |
| Mr. Mario A. Harik | $300,000 | 100% of base salary |
| Mr. Scott B. Malat | $300,000 | 100% of base salary |

Each of Messrs. Fernandez and Harik was granted a $250,000 and $200,000 cash make-whole payment, respectively, under the terms of his 2011 Employment Agreement in order to compensate him for benefits and payments that he forfeited when he ceased employment with his former employer. Mr. Fernandez's make-whole payment was paid on March 9, 2012. Mr. Harik's make-whole payment is payable in two equal installments; $100,000 was paid on his start date, and $100,000 will be payable on July 2, 2012, provided that he remains continuously employed by us on such payment date.

*Initial Equity Incentive Awards.* On November 21, 2011, with respect to Mr. Jacobs, and on each other new NEO's start date, pursuant to the 2011 Employment Agreements, the Committee granted the following awards:

- Mr. Jacobs, 250,000 stock options and 50,000 RSUs;
- Mr. Fernandez, 55,000 stock options, 55,000 RSUs and 95,000 PRSUs;
- Mr. Harik, 135,000 stock options and 95,000 RSUs; and
- Mr. Malat, 25,000 stock options, 70,000 RSUs and 17,500 PRSUs.

In January 2012, the Committee granted, pursuant to his 2011 Employment Agreement, 160,000 PRSUs to Mr. Jacobs, 150,000 of which are subject to our stockholders approving an increase in shares available under the 2011 Omnibus Incentive Compensation Plan at our 2012 annual meeting of stockholders. For additional details regarding the approval of our Amended and Restated 2011 Omnibus Incentive Compensation Plan, see Proposal 3 of this proxy statement. In the event our stockholders do not approve an increase in shares sufficient to cover the 150,000 PRSUs, they will be automatically forfeited. Mr. Jacobs will not receive any payments for these additional PRSUs under any circumstances until our stockholders have approved the increase.

The awards were made under our 2011 Omnibus Incentive Compensation Plan and are subject to the terms of such plan. The RSUs and options vest, subject to the new NEO's continued employment by our company on each vesting date, in five equal annual installments (other than Mr. Fernandez's RSUs) beginning on September 2, 2012 and on each of the following four anniversaries. With regard to Mr. Fernandez's RSUs, 5,000 will vest on the first vesting date and 12,500 will vest on each of the following four vesting dates, subject to Mr. Fernandez's continued employment. PRSUs vest, subject to the achievement of performance goals determined by the Committee and the new NEO's continued employment on each vesting date, in five equal annual installments (other than Mr. Fernandez's PRSUs) beginning on September 2, 2012 and on each of the following four anniversaries. With regard to Mr. Fernandez's PRSUs, 25,000 will vest on the first vesting date and 17,500 will vest on each of the following four vesting dates, in each case, subject to the achievement of performance goals as determined by the Committee and Mr. Fernandez's continued employment. For additional details regarding the performance goals applicable to the PRSUs, see the discussion under the heading "Compensation Discussion and Analysis–Long-Term Incentive Program."

Pursuant to his 2011 Employment Agreement, any shares of our common stock issued to Mr. Jacobs upon exercise or vesting of any award granted under his 2011 Employment Agreement will be subject to a lock-up until the earliest of the first anniversary of the issuance of such shares, a Change of Control and termination of Mr. Jacobs' employment for any reason.

*Benefits and Business Expense Reimbursement.* Under the 2011 Employment Agreements, each of our new NEOs is eligible to participate in our benefit plans and programs that are generally available to other members of our senior executive team and is eligible for reimbursement of all reasonable and necessary business expenses incurred in the performance of his duties during the term of his 2011 Employment Agreement.

*Termination Events.* Each 2011 Employment Agreement provides that we may terminate the new NEO's employment during the term with or without Cause (as defined in the respective 2011 Employment Agreement) and the new NEO may terminate his employment with or without Good Reason (as defined in the respective 2011 Employment Agreement). Other than in the event of the new NEO's death or disability, the severance payments described below are subject to and conditioned upon the new NEO (1) signing an irrevocable waiver and general release and (2) complying with the restrictive covenants contained in his 2011 Employment Agreement (as described below).

In the event that any of our new NEOs dies or becomes disabled during the term of his employment agreement, or if we terminate the new NEO's employment without Cause, or if he resigns for Good Reason (i) as it relates to Mr. Harik, at any time during the term of the 2011 Employment Agreement, (ii) as it relates to Messrs. Jacobs and Fernandez, either prior to a Change of Control (as defined in the 2011 Omnibus Incentive Compensation Plan) or more than two years following a Change of Control, or (iii) as it relates to Mr. Malat, either prior to a Change of Control or more than one year following a Change of Control, such new NEO will be entitled to:

- accrued and unpaid salary, bonus and vacation benefits;
- two years' base salary (for Messrs. Jacobs, Fernandez and Harik) or one year's base salary (for Mr. Malat), at the level in effect on the date of termination, which will be paid in equal installments over the 24 or 12 months, respectively, following the date of termination (subject to any delay required by Section 409A of the Code), which generally will be reduced, dollar-for-dollar, by other earned income;
- in the case of Mr. Fernandez, in the event of a termination of his employment by our company without Cause, but not by Mr. Fernandez for Good Reason, his make-whole payment, to the extent not previously paid; and
- medical and dental coverage for a period of 12 months from the date of termination, or, if earlier, until the new NEO secures other employment.

If the new NEO's employment is terminated during the term of his 2011 Employment Agreement as a result of death or disability, all of his unvested equity-based awards will automatically vest. In the event the new NEO's employment is terminated either by our company without Cause or by him for Good Reason during the term of his 2011 Employment Agreement, a prorated portion of any unvested equity-based awards scheduled to vest on the next vesting date will vest (in the case of the PRSUs, subject to achievement of applicable performance goals), and the balance of any such equity-based awards will be forfeited upon the date of termination. If the new NEO's employment is terminated by our company for Cause or he voluntarily resigns without Good Reason during the term of his 2011 Employment Agreement, he will forfeit any unvested equity-based awards.

"Cause," for purposes of the 2011 Employment Agreements, generally means the new NEO's:

- willful misconduct or gross negligence in the performance of his duties;
- commission of any fraud, embezzlement, theft or any act of material dishonesty that is injurious to our company, or any deliberate misappropriation of money or other assets of our company;
- material breach of any term of his 2011 Employment Agreement or any agreement governing any equity-based awards or material breach of his fiduciary duties;
- any willful act, or failure to act, in bad faith to the material detriment of our company;
- willful failure to cooperate in good faith with a governmental or internal investigation if his cooperation is requested; and
- conviction of, or plea of nolo contendere to, a felony or any serious crime;

provided that, in cases where cure is possible, the new NEO has a cure period of 15 days (with the exception of Mr. Jacobs, whose cure period is 30 days) before he can be terminated for Cause. Our new NEOs are also generally subject to certain retroactive Cause provisions.

"Good Reason," for purposes of the 2011 Employment Agreements, generally means, without first obtaining the new NEO's written consent:

- with regard to each new NEO, our material breach of the terms of his 2011 Employment Agreement or a reduction in the base salary or, only with regard to Messrs. Jacobs and Harik, a reduction in the amount of paid vacation to which the new NEO is entitled or his fringe benefits or perquisites;
- (i) with regard to Mr. Jacobs, he fails to continue as our Chief Executive Officer; (ii) with regard to either Messrs. Fernandez or Malat, we assign him to a position that is substantially inconsistent with his professional skills and experience level as of his start date; or (iii) with regard to Mr. Harik, we diminish his position and functional responsibilities in a material and negative manner, including a change in his title; and
- with regard to Messrs. Jacobs, Harik and Malat, we require the new NEO to be based in a location that is more than 50 miles from his initial work location.

In each case, the new NEO's Good Reason right is subject to our company's 30-day cure period.

*Change of Control.* Each 2011 Employment Agreement provides that, upon the occurrence of a Change of Control while the new NEO is still employed by our company, all outstanding equity-based awards held by the new NEO will automatically vest. In addition, with respect to Messrs. Jacobs and Malat, if the new NEO's employment is terminated without Cause within six months prior to, and in anticipation of, a Change of Control, then, all outstanding equity-awards held by the new NEO immediately prior to such termination will be deemed to have vested as of such date of termination. In the event that, within a specified period following a Change of Control, Messrs. Jacobs', Fernandez's or Malat's employment is terminated by our company without Cause or such new NEO resigns for Good Reason, he will receive:

- accrued and unpaid salary, bonus and vacation benefits;
- a lump-sum cash payment equal to three times the sum of his annual base salary and target annual bonus (which, with regard to Mr. Jacobs, will be no less than 100% of his base salary), each at the level in effect on the date of termination (subject to any delay required by Section 409A of the Code);

- in the case of Mr. Fernandez, in the event of a termination of his employment by our company without Cause, but not by Mr. Fernandez for Good Reason, his make-whole payment, to the extent not previously paid; and
- medical and dental coverage for a period of 36 months from the date of termination.

In order for Messrs. Jacobs, Fernandez or Malat to receive the enhanced Change of Control severance payments and benefits described above, his employment would have to terminate within two years (one year for Mr. Malat) following the Change of Control. In the event that any amounts payable to Mr. Jacobs in connection with a Change of Control constitute "parachute payments" within the meaning of Section 280G of the Code, then any such amounts will be reduced to avoid triggering the excise tax imposed by Section 4999 of the Code, if it would be more favorable to Mr. Jacobs on a net after-tax basis. None of our NEOs is entitled to a gross-up payment for excise taxes imposed by Section 4999 of the Code on "excess parachute payments," as defined in Section 280G of the Code.

Mr. Harik is not entitled to enhanced severance benefits and payments in the event his employment is terminated following a Change of Control. As a result of arm's-length negotiations, Mr. Harik was awarded 20,000 RSUs (which is included in the 95,000 RSUs granted to Mr. Harik on his start date) in lieu of the right to receive enhanced Change of Control severance benefits. Mr. Harik will receive the severance payments and benefits described under the heading "Termination Events" in the event Mr. Harik's employment is terminated by our company without Cause or if he resigns for Good Reason at any time during the term of his 2011 Employment Agreement.

*Clawbacks*. Under the 2011 Employment Agreement, each of our new NEOs is subject to equity and annual bonus clawback provisions in the event of (1) a breach of the restrictive covenants (with the exception of a violation of the non-disparagement covenant by Messrs. Jacob or Harik), (2) termination of his employment by our company for Cause or (3) any significant financial restatement or material loss to our company to which he has materially contributed due to fraud or willful misconduct. If any such event occurs, we generally may terminate or cancel any awards granted to such new NEO by our company (whether vested or unvested), and require him to forfeit or remit to our company any amount payable (or the net after-tax amount paid or received by such new NEO) in respect of any such awards. With respect to Messrs. Jacobs and Harik, this clawback is limited to any shares (or the equivalent value in cash) required to be held by such new NEO pursuant to any stock ownership guidelines that we may put in place, subject to a maximum of four times his base salary, as in effect on the date of termination. Furthermore, under the 2011 Employment Agreement, in the event that a new NEO engages in fraud or other willful misconduct that contributes materially to any significant financial restatement or material loss to our company, our company may generally require such new NEO to repay any annual bonus (net of any taxes paid by him) previously paid to him, cancel any earned but unpaid annual bonus or adjust any future compensation such that he will only retain the amount that would have been payable to him after giving effect to the financial restatement or material loss. In addition, in the event that the new NEO breaches any restrictive covenant, such new NEO will be required, upon written notice from us, to forfeit or repay to our company his severance payments. In certain circumstances, the breach or fraudulent conduct must have occurred within a certain period in order for us to be able to clawback the equity-based awards, annual bonus or severance payments.

*Restrictive Covenants*. Under the 2011 Employment Agreement, each of our new NEOs is generally subject to the following restrictive covenants: employee and customer non-solicitation during his employment and for a period of three years thereafter; confidentiality and non-disparagement during his employment and thereafter; and non-competition during his employment and for a period of one year following termination by our company without Cause or by the new NEO for Good Reason and for a period of three years following any other type of termination. In addition, we have the option to extend the non-competition period for up to two additional years following a termination by our company without Cause or by the new NEO for Good Reason, provided that we continue to pay the new NEO's base salary as in effect on the date of termination during the extended non-competition period. In addition, each of Messrs. Jacobs and Fernandez has a mutual non-disparagement clause.

*Employment Agreement with Mr. John D. Welch*

Mr. John D. Welch's amended employment agreement (the "J. Welch Employment Agreement") provides for his continued employment until September 2, 2014, unless terminated earlier. Although Mr. Welch ceased being our Chief Financial Officer as of February 13, 2012, his employment continues to be governed by the terms of his amended employment agreement. The J. Welch Employment Agreement provides that Mr. Welch will receive an annual base salary of $180,000 and a target annual incentive bonus as determined by the Committee.

Pursuant to the J. Welch Employment Agreement, unvested options granted prior to June 13, 2011 and held by Mr. Welch as of the closing of the Equity Investment vested and became immediately exercisable on September 2, 2011. In addition, up to 1,250 shares of our common stock that may be issued to Mr. Welch upon exercise of any options that were granted to him prior to June 13, 2011 will be subject to a lock-up until September 2, 2012.

Under the J. Welch Employment Agreement, if Mr. Welch's employment is terminated by our company without Cause (as defined in the J. Welch Employment Agreement), or if he resigns for Good Reason (as defined in the J. Welch Employment Agreement) within one year following a Change in Control (as defined in the J. Welch Employment Agreement), such as the Equity Investment, then Mr. Welch will receive:

- a lump-sum cash payment equal to the sum of (a) one year's base salary and (b) the greater of (1) his performance-based bonus payments for the year preceding the date of termination and (2) his average annual performance-based bonus during the two years immediately preceding the termination; and
- one year of continued benefits for Mr. John D. Welch and his dependents under all health, dental, disability, accident and life insurance plans or arrangements in which he or his dependents were participating immediately prior to the date of his termination.

Mr. John D. Welch became entitled to resign for Good Reason when Mr. John J. Hardig replaced him as our Chief Financial Officer on February 13, 2012. Mr. Welch has informed us that he intends to exercise his Good Reason rights. Accordingly, we expect that his employment with our company will terminate on a mutually agreeable date during the second quarter of 2012, and he will receive the payments and benefits described above.

Under the J. Welch Employment Agreement, if Mr. Welch's employment is terminated due to death or by our company for Cause, he is entitled to payment of base salary through the date of death or termination of employment. If his employment is terminated due to disability, he will be continue to receive his base salary for 90 days from the date on which the disability has been deemed to occur. If, prior to a Change in Control, Mr. Welch's employment is terminated by our company other than for Cause, he will continue to receive his base salary for the one-year period following such termination.

Mr. John D. Welch is subject to certain restrictive covenants regarding competition, solicitation, interference, confidentiality and disparagement pursuant to the terms of the J. Welch Employment Agreement. The non-competition, customer non-solicitation and non-interference covenants apply during his employment and for the three-year period following the termination of his employment, the employee non-solicitation covenant applies during his employment and for the five-year period following the termination of his employment and the confidentiality and non-disparagement covenants apply during his employment and at all times thereafter.

Pursuant to the J. Welch Employment Agreement, Mr. Welch received a grant of options to purchase 43,750 shares of company common stock on July 22, 2011, with an exercise price per share of $16.92, the closing price per share of company common stock on such date, adjusted to reflect our four-for-one reverse stock split that occurred in September 2011. The stock options were granted under our Amended and Restated 2001 Stock Option Plan and are generally subject to the terms of such plan. The stock options will vest, subject to Mr. Welch's continued employment with our company, in three equal annual installments beginning on

September 2, 2012 and each of the following two anniversaries. All such stock options will be immediately forfeited upon termination of Mr. Welch's employment for any reason prior to the applicable vesting date. None of the stock options that were granted to Mr. Welch on July 22, 2011 accelerated vesting upon consummation of the Equity Investment, and the Equity Investment did not constitute a change in control of our company for purposes of such options. Under the J. Welch Employment Agreement, certain of Mr. Welch's options are subject to clawback in the event of (1) a breach of the restrictive covenants described above, (2) the termination of his employment by our company for Cause or (3) any financial restatements or material loss to our company to which he has materially contributed due to his fraud or willful misconduct. If any such event occurs, any unexercised options (whether vested or unvested) that were granted to Mr. Welch on or after June 13, 2011 and that he holds at the time of such breach, termination or misconduct, as applicable, will be immediately forfeited.

*Michael R. Welch Voluntary Termination*

Mr. Michael R. Welch's amended employment agreement, which was substantially similar to the J. Welch Employment Agreement, terminated upon his voluntary resignation from our company on November 2, 2011. Although Mr. Welch ceased being our Chief Executive Officer as of September 2, 2011, his employment thereafter continued to be governed by the terms of his amended employment agreement. Under the terms of his amended employment agreement, in the event Mr. Welch voluntarily resigned, he was entitled to receive base salary and benefits through the date of termination only, together with any bonus that had been earned as of that date.

Mr. Michael R. Welch entered into a separation agreement with our company as of November 2, 2011 (the "Separation Agreement"), at which time he was no longer an executive officer. Under the terms of the Separation Agreement, Mr. Welch continued to receive his normal base salary as severance pay through December 15, 2011 and to receive subsidized health and welfare coverage until December 31, 2011. The stock options granted to Mr. Michael R. Welch in July 2011 in connection with the Equity Investment were forfeited on November 2, 2011. Under the terms of the Separation Agreement, Mr. Welch provided a full waiver and release of claims against our company. Under the terms of Mr. Welch's amended employment agreement, 15,000 shares of our common stock that were issued to Mr. Welch upon exercise of options that were granted to him prior to June 13, 2011 remain subject to a lock-up until September 2, 2014.

The following definitions apply to the amended employment agreements with each of Messrs. Michael R. Welch and John D. Welch.

"Cause", for purposes of the amended employment agreements, generally means:

- material violation of any of the provisions of his employment agreement, or the rules, policies, and/or procedures of our company, or commission of any material act of fraud, misappropriation, breach of fiduciary duty or theft against or from our company;
- violation of any law, rule or regulation of a governmental authority or regulatory body with jurisdiction over our company or him relative to his conduct in connection with our company's business or its securities; or
- conviction of a felony under federal or state laws.

The executive officer generally will be entitled to a 30-day cure period.

"Good Reason", for purposes of the amended employment agreements, will exist if, without the executive officer's express written consent, our company:

- assigns him duties of a non-executive nature or for which he is not reasonably equipped by his skills and experience or, for Mr. John D. Welch only, when we replaced him as Chief Financial Officer;
- reduces his salary, or materially reduces the amount of paid vacations to which he is entitled, or his fringe benefits and perquisites;

- requires him to relocate his principal business office or his principal place of residence greater than 50 miles outside of St. Joseph, Michigan, or assigns him duties that would reasonably require such relocation;
- requires him or assigns him duties that would reasonably require him to spend more than 60 normal working days away from the St. Joseph, Michigan area during any consecutive 12-month period;
- fails to provide office facilities, secretarial services and other administrative services to him, which are substantially equivalent to the facilities and services provided to him on the date he entered into the employment agreement; or
- terminates incentive plans and benefit plans or arrangements, or reduces or limits his participation therein relative to the level of participation of other executives of similar rank, to such an extent as to materially reduce the aggregate value of his incentive compensation and benefits below their aggregate value as of the date the he entered into the employment agreement.

In each case, the executive officer's Good Reason right is subject to our company's 30-day cure period.

## AUDIT-RELATED MATTERS

### Report of the Audit Committee

*The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate such statement by reference.*

From January 1, 2011 until September 2, 2011, the Audit Committee consisted of Jennifer H. Dorris (chair), John F. Affleck-Graves and Jay N. Taylor. On September 1, 2011, in connection with the equity investment in the company led by Jacobs Private Equity, LLC, the Board and the Audit Committee were reconstituted. Since September 2, 2011, the Audit Committee has consisted of Dr. Papastavrou (Chair), Mr. Jesselson and Mr. Kingshott.

The Board has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under Securities and Exchange Commission rules, the listing standards of NYSE Amex LLC, our Audit Committee Charter, and the independence standards set forth in the XPO Logistics, Inc. Corporate Governance Guidelines. The Board has also determined that Dr. Papastavrou is an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934, as amended. As more fully described below, in carrying out its responsibilities, the Audit Committee relies on management and XPO's independent registered public accounting firm (the "outside auditors"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at www.xpologistics.com.

In accordance with our charter, the Audit Committee assists the Board in fulfilling its responsibilities in a number of areas. These responsibilities include, among others, oversight of (i) XPO's accounting and financial reporting processes, including XPO's systems of internal controls and disclosure controls, (ii) the integrity of XPO's financial statements, (iii) XPO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of XPO's outside auditors and (v) the performance of XPO's outside auditors and internal audit function. Management is responsible for XPO's financial statements and the financial reporting process, including the system of internal control over financial reporting. XPO's outside auditors, KPMG LLP ("KPMG"), are accountable to us and are responsible for expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of XPO in conformity with generally accepted accounting principles in the United States. We are solely responsible for selecting and reviewing the performance of XPO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of XPO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services, and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and KPMG. Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual or quarterly reports with the Securities and Exchange Commission ("SEC"). We discussed with KPMG matters deemed significant by KPMG, including those matters required to be discussed pursuant to Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, and reviewed a letter from KPMG disclosing such matters.

KPMG also provided us with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the outside auditors' communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. In the letter, KPMG confirmed its independence, and we determined that KPMG's provision of non-audit services to XPO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the Public Company Accounting Oversight Board.

Based on our review with management and KPMG of XPO's audited consolidated financial statements and the KPMG's report on such financial statements, and based on the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in XPO's Annual Report on Form 10-K for the year ended December 31, 2011 for filing with the SEC.

Audit Committee:

*Jason D. Papastavrou, Chair*
*Michael G. Jesselson*
*Adrian P. Kingshott*

### Statement Regarding Change of Independent Registered Public Accounting Firms

On June 20, 2011, the Audit Committee of our Board approved the dismissal of Pender Newkirk & Company LLP ("Pender Newkirk") as our independent registered public accounting firm. Pender Newkirk's reports on our consolidated financial statements for the years ended December 31, 2010 and 2009 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our two most recent fiscal years and the subsequent interim period preceding Pender Newkirk's dismissal, there were: (i) no "disagreements" (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K) with Pender Newkirk on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Pender Newkirk, would have caused it to make reference to the subject matter of the disagreements in its reports on our consolidated financial statements; and (ii) no "reportable events" (as such term is defined in Item 304(a)(1)(v) of Regulation S-K).

As required by SEC rules, we previously disclosed this information on a Current Report on Form 8-K filed with the SEC on June 22, 2011 (the "Form 8-K"). We provided Pender Newkirk with a copy of the Form 8-K prior to its filing with the SEC and requested Pender Newkirk to furnish to us a letter addressed to the SEC stating that it agrees with the statements made above. A copy of Pender Newkirk's letter dated June 20, 2011 is attached as an exhibit to the Form 8-K.

On June 20, 2011, the Audit Committee approved the engagement of KPMG as our independent registered public accounting firm for the fiscal year ended December 31, 2011, and to perform audits of our financial statements for the years ended December 31, 2010 and 2009.

During our two most recent fiscal years and the subsequent interim period preceding KPMG's engagement, neither we nor anyone on our behalf consulted KPMG regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" or "reportable event" (as such terms are defined in Item 304(a)(1)(iv) of Regulation S-K and Item 304(a)(1)(v), respectively).

In approving the appointment of KPMG as our independent registered public accounting firm, the Audit Committee considered any services previously provided by KPMG and concluded that such services would not adversely affect the independence of KPMG.

### Policy Regarding Pre-Approval of Services Provided by the Outside Auditors

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the *de minimis* exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at the next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all audit and non-audit services provided by our outside auditors during 2010 and 2011, and the fees paid for such services.

### Services Provided by the Outside Auditors

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee retained KPMG to serve as our independent registered public accounting firm for fiscal year 2011 on June 20, 2011. Prior to the appointment of KPMG, Pender Newkirk served as our independent registered public accounting firm for fiscal year 2010 and until June 20, 2011.

The following table shows the fees for audit and other services provided by Pender Newkirk for fiscal year 2010 and by Pender Newkirk and KPMG for fiscal year 2011.

| Fee Category | 2010 | 2011 |
|---|---|---|
| Audit Fees | $175,000 | $1,187,000 |
| Audit-Related Fees | — | — |
| Tax Fees | 3,000 | — |
| All Other Fees | — | — |
| Total Fees | $178,000 | $1,187,000 |

*Audit Fees*. This category includes fees billed for professional services rendered by KPMG for 2011 and Pender Newkirk for 2010 for the audits of our financial statements included in our Annual Report on Form 10-K, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q. Also included within the 2011 audit fees are the fees for the services rendered by KPMG relating to the re-audits of our fiscal periods 2010 and 2009 and the services for the filing of the shelf registration statement on Form S-3.

*Audit-Related Fees*. This category includes fees billed for professional services rendered by the outside auditor for assurance and related services related to the performance of the audit or review of the financial statements that are not disclosed as Audit Fees. There were no such fees for 2010 and 2011.

*Tax Fees*. For 2010, this category includes fees billed for professional services rendered by Pender Newkirk in connection with tax compliance, advice and tax planning, and assistance with tax reporting requirements.

*All Other Fees*. This category represents fees for all other services or products provided that are not covered by the categories above. There were no such fees for 2010 and 2011.

## PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

## PROPOSAL 1: ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Corporate Governance Committee of the Board, after consultation with JPE in view of its rights under the Investment Agreement (as described under "Board of Directors and Corporate Governance—Directors" above), our Board has nominated for re-election at the annual meeting as a Class II director each of Mr. James J. Martell and Dr. Jason D. Papastavrou, each to stand for re-election for a new term expiring at the 2015 annual meeting of stockholders or until their successors are duly elected and qualified. Each of the nominees is currently serving as a member of our Board. Information about Mr. Martell and Dr. Papastavrou is set forth above under the heading "Board of Directors and Corporate Governance—Directors."

In the event either nominee is unable or declines to serve as a director at the time of the annual meeting, the proxies voting for their election will be voted for any nominee who shall be designated by the Board to fill the vacancy. As of the date of this proxy statement, we are not aware that either nominee is unable or will decline to serve as a director if elected.

Our Board currently serves under staggered three-year terms of service, under which a portion of our directors are up for re-election in conjunction with our annual meeting each year.

### Required Vote

The affirmative vote of shares of our common stock or preferred stock, voting together as a single class, representing a plurality of the votes cast is required to elect Mr. Martell and Dr. Papastavrou as Class II directors of our company.

### Recommendation

**Our Board unanimously recommends a vote "FOR" the election of each of Mr. Martell and Dr. Papastavrou to our Board.**

## PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2012

The Audit Committee of our Board has appointed KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2012. KPMG has served in this capacity since June 20, 2011.

We are asking our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, our Board is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint another independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the annual meeting and will have an opportunity to make a statement and to respond to appropriate questions.

### Required Vote

The affirmative vote of shares of our common stock or preferred stock, voting together as a single class, representing a majority of votes cast thereon at the annual meeting or any adjournment or postponement thereof is required to approve Proposal 2.

### Recommendation

**Our Board unanimously recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2012.**

## PROPOSAL 3: APPROVAL OF THE ADOPTION OF THE XPO LOGISTICS, INC. AMENDED AND RESTATED 2011 OMNIBUS INCENTIVE COMPENSATION PLAN

The XPO Logistics, Inc. 2011 Omnibus Incentive Compensation Plan (the "Prior Plan") was approved by stockholders at our company's September 1, 2011 special meeting of stockholders. Upon the recommendation of the Compensation Committee of the Board, our Board unanimously approved, subject to stockholder approval, the Amended and Restated 2011 Omnibus Incentive Compensation Plan (the "Amended Plan"). The Amended Plan is intended to replace the Prior Plan, which would be automatically terminated, replaced and superseded by the Amended Plan on the date on which the Amended Plan is approved by our stockholders (the "Approval Date"). The Prior Plan previously replaced the Express-1 Expedited Solutions, Inc. Amended and Restated 2001 Stock Option Plan (the "Stock Option Plan"), which was automatically terminated, replaced and superseded by the Prior Plan on September 1, 2011. Any awards granted under the Prior Plan and any stock options granted under the Stock Option Plan will remain in effect pursuant to their respective terms. If stockholder approval for the Amended Plan is not received, the Prior Plan will not be amended and restated, and will remain in place pursuant to its current terms and an increase in the number of authorized shares available for issuance under the Prior Plan will not be implemented.

The principal features of the Amended Plan are summarized below. This summary does not contain all information about the Amended Plan. A copy of the complete text of the Amended Plan is attached hereto as Exhibit A to this proxy statement, and the following description is qualified in its entirety by reference to the text of the Amended Plan.

The Amended Plan makes several changes related to the maximum total number of shares of Class A Common Stock, par value $0.001 per share (our "common stock"), that we may issue under the Amended Plan and certain limits on maximum grants that may be made to any individual under the Amended Plan in any fiscal year. These changes are as follows:

- Increase the maximum total number of shares of our common stock we may issue to the sum of 4,000,000 plus any shares remaining available for future grants of awards under the Prior Plan as of the Approval Date. Under the terms of the Amended Plan, the maximum number of shares may be increased to the extent that awards previously made under the Prior Plan, or stock options previously made under the Stock Option Plan, are forfeited, in each case, following the Approval Date;
- Increase the maximum number of shares of our common stock available to be granted under the Amended Plan to any participant in any fiscal year from 250,000 to 500,000; and
- Increase the maximum aggregate amount of cash and other property that would be permitted to be paid or delivered under the Amended Plan to any participant in any fiscal year from $3,000,000 to $5,000,000.

As of April 5, 2012, our capital structure consisted of: (i) 17,614,483 shares of outstanding common stock, (ii) 75,000 shares of preferred stock, which presently are convertible into 10,714,286 shares of our common stock and vote together with our common stock on an "as-converted" basis on all matters on which the common stock may vote, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of preferred stock, and (iii) warrants presently exercisable for an aggregate of 10,714,286 shares of our common stock at a price of $7.00 per share (the "Warrants"). Due to our capital structure, when calculating potential dilution, or overhang, in determining a reasonable number of shares of common stock to be reserved for issuance under the Amended Plan, we assume the preferred stock is converted to shares of common stock and we include the Warrants using the treasury stock method, as shown in the table below.

| | |
|---|---|
| Our Fully-Diluted Capitalization: | |
| Shares of common stock | 17,614,483 |
| Shares of common stock issuable upon conversion of preferred stock | 10,714,286 |
| Shares of common stock issuable upon exercise of 10,714,286 Warrants (using the treasury method and assuming a price of $16.67 per share, which was the closing price of our common stock on the NYSE Amex on April 5, 2012) | 6,215,186 |
| Fully-Diluted Common Stock Outstanding | 34,543,954 |

The table below represents our potential overhang levels based on our fully-diluted common stock outstanding, as shown above, and our request of 4,000,000 additional shares to be available for awards pursuant to the Amended Plan.

| | | |
|---|---|---|
| Potential Overhang with 4,000,000 Additional Shares: | | |
| Equity awards outstanding as of April 5, 2012[(1)] | | 1,484,811 |
| Grants under the Stock Option Plan | 438,811 | |
| Grants under the Prior Plan | 1,046,000 | |
| Shares available for grant under the Prior Plan[(2)] | | 22,588 |
| Additional requested shares | | 4,000,000 |
| Total Potential Dilution, or Overhang | | 5,507,399 |
| Potential Dilution as a Percentage of Fully-Diluted Common Stock Outstanding | | 15.9% |

(1) Excludes (i) 745,000 shares with respect to restricted stock units that were granted under the Prior Plan and (ii) 75,000 shares with respect to restricted stock units that were granted outside the Stock Option Plan and the Prior Plan. Such restricted stock units will be settled in cash or forfeited if the Amended Plan is not approved by our stockholders, or will be settled from the additional 4,000,000 shares if the Amended Plan is approved by our stockholders. Also excludes options to purchase 50,000 shares of our common stock and 135,000 shares with respect to restricted stock units that were granted to our Chief Financial Officer in February 2012 outside the Prior Plan as an employment inducement grant, which will not be settled under the Amended Plan.

(2) Excludes the 745,000 shares referenced in footnote (1).

The Prior Plan has provided key benefits to our directors, officers and employees and is an important part of our total rewards program. The primary purpose of the changes is to increase the number of authorized shares available under the Amended Plan to a level that we believe will, on the basis of current assumptions, ensure that enough shares remain available for issuance under the Amended Plan to fulfill the purposes of the Amended Plan for the next several years. Our Board believes that this increase in shares represents a reasonable amount of potential equity dilution and allows us to continue awarding equity incentives, which are an important component of our overall compensation program. The increase in shares will also allow certain outstanding equity-based awards to be settled in shares, rather than in cash, which will allow our company to conserve cash and use it for other purposes. The purpose of the changes to the individual limits under the Amended Plan is to provide us maximum flexibility in making future equity awards.

**Purpose of the Amended Plan**

The Amended Plan, as approved by our Board, is a flexible omnibus incentive compensation plan that would allow us to use different forms of compensation awards, retain and reward eligible participants under the Amended Plan and strengthen the mutuality of interests between management and our stockholders. The purpose of the Amended Plan would be to promote our interests and those of our stockholders by (1) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) and (2) enabling such individuals to participate in, and motivating their efforts toward, our long-term growth and financial success.

## Summary of the Amended Plan

### *Types of Awards*

The Amended Plan would provide for the grant of options intended to qualify as incentive stock options ("ISOs") under Section 422 of the Code, nonqualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted share awards, restricted stock units ("RSUs"), performance compensation awards, performance units, cash incentive awards, deferred share units and other equity-based and equity-related awards, as well as cash-based awards.

### *Plan Administration*

The Amended Plan would be administered by the Compensation Committee of our Board or such other committee our Board designates to administer the Amended Plan (the "Committee"). Subject to the terms of the Amended Plan and applicable law, the Committee would have sole authority to administer the Amended Plan, including, but not limited to, the authority to (1) designate plan participants, (2) determine the type or types of awards to be granted to a participant, (3) determine the number of shares of our common stock to be covered by awards, (4) determine the terms and conditions of awards, (5) determine the vesting schedules of awards and, if certain performance criteria were required to be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (6) interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in, the Amended Plan, (7) establish, amend, suspend or waive such rules and regulations and appoint such agents as it should deem appropriate for the proper administration of the Amended Plan, (8) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards, and (9) make any other determination and take any other action that the Committee deemed necessary or desirable for the administration of the Amended Plan.

### *Shares Available For Awards*

Subject to adjustment for changes in capitalization, the aggregate number of shares of our common stock that would be available to be delivered pursuant to awards granted under the Amended Plan (which will include any shares delivered pursuant to awards granted under the Prior Plan or the Stock Option Plan prior to the Approval Date), would be equal to the sum of (i) 4,000,000, plus (ii) any shares remaining available for future grants of awards under the Prior Plan as of the Approval Date, plus (iii) any shares with respect to awards granted under the Prior Plan or options granted under the Stock Option Plan, in each case, that are forfeited following the Approval Date (as of April 5, 2012, awards with respect to 1,046,000 shares were outstanding under the Prior Plan and options with respect to 438,811 shares were outstanding under the Stock Option Plan), of which 4,000,000 shares could be granted pursuant to incentive stock options, provided that, pursuant to clause (iii) above, any shares with respect to options that were originally granted under the Stock Option Plan and either (x) are forfeited following the Approval Date or (y) were forfeited prior to the Approval Date, subsequently granted under the Prior Plan, and are again forfeited following the Approval Date, will only become available to be delivered under the Amended Plan pursuant to stock options and no other type of award. Upon exercise of a stock-settled SAR, the maximum aggregate number of shares available under the Amended Plan would be reduced by the actual number of shares delivered upon settlement of such stock-settled SAR. Awards that are settled in cash would not reduce the number of shares available for delivery under the Amended Plan. If, after the effective date of the Amended Plan, any award granted under the Amended Plan, the Prior Plan or the Stock Option Plan were forfeited, or otherwise expired, terminated or were canceled without the delivery of all shares subject thereto, or were settled other than by the delivery of shares (including cash settlement), then the number of shares subject to such award that were not issued would not be treated as issued for purposes of reducing the maximum aggregate number of shares that may be delivered pursuant the Amended Plan. In addition, shares that were surrendered or tendered to us in payment of the exercise price of an award or any taxes required to be withheld in respect of an award would become available again to be delivered pursuant to awards under the Amended Plan, provided that such surrendered or tendered shares would not increase the number of shares that may be delivered pursuant to ISOs under the Amended Plan. Subject to adjustment for changes in capitalization, the maximum number of shares of our common stock that would be available to be granted pursuant to awards to any participant in the Amended Plan in any fiscal year would be 500,000. In the case of awards settled in cash based on the fair market value of a share, the maximum aggregate amount of cash that would be permitted to be paid pursuant to awards granted to any participant in the Amended Plan in any fiscal year would be equal to the per-share fair market value as of the relevant vesting, payment or settlement date multiplied by the maximum number of shares which could be granted, as described above. The maximum aggregate amount of cash and other property (valued at fair market value) that would be permitted to be paid or delivered pursuant to awards under the Amended Plan (other than as described in the two immediately preceding sentences) to any participant in any fiscal year would be $5,000,000.

***Changes in Capitalization***

In the event of any extraordinary dividend or other extraordinary distribution, recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off affecting the shares of our common stock, the Committee would make equitable adjustments and other substitutions to the Amended Plan and awards under the Amended Plan in the manner it determined to be appropriate or desirable. In the event of any reorganization, merger, consolidation, combination, repurchase or exchange of our common stock or other similar corporate transactions, the Committee in its discretion would be permitted to make such adjustments and other substitutions to the Amended Plan and awards under the Amended Plan as it deemed appropriate or desirable.

***Substitute Awards***

The Committee would be permitted to grant awards in assumption of, or in substitution for, outstanding awards previously granted by us or any of our affiliates or a company that we acquired or with which we combined. Any shares issued by us through the assumption of or substitution for outstanding awards granted by a company that we acquired would not reduce the aggregate number of shares of our common stock available for awards under the Amended Plan, except that awards issued in substitution for ISOs would reduce the number of shares of our common stock available for ISOs under the Amended Plan.

***Source of Shares***

Any shares of our common stock issued under the Amended Plan would consist, in whole or in part, of authorized and unissued shares or of treasury shares.

***Eligible Participants***

Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of our company or our affiliates would be eligible to participate in the Amended Plan. We currently expect that awards generally will be limited to approximately 241 employees and non-employee directors (of whom there are currently six eligible directors).

***Stock Options***

The Committee would be permitted to grant both ISOs and NSOs under the Amended Plan. The exercise price for stock options would not be less than the fair market value (as defined in the Amended Plan) of our common stock on the grant date. The Committee would not reprice any stock option granted under the Amended Plan without the approval of our stockholders. All stock options granted under the Amended Plan would be NSOs unless the applicable award agreement expressly stated that the stock option was intended to be an ISO. Under the proposed Amended Plan, all ISOs and NSOs would be intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Subject to the provisions of the Amended Plan and the applicable award agreement, the Committee would determine, at or after the grant of a stock option, the vesting criteria, term, methods of exercise and any other terms and conditions of any stock option. Unless otherwise set forth in the applicable award agreement, each stock option would expire upon the earlier of (i) the tenth anniversary of the date the stock option was granted and (ii) three months after the participant who was holding the stock option ceased to be a director, officer, employee or consultant for us or one of our affiliates. The exercise price would be permitted to be paid with cash (or its equivalent) or, in the sole discretion of the Committee, with previously acquired shares of our common stock or through delivery of irrevocable instructions to a broker to sell our common stock otherwise deliverable upon the exercise of the stock option (provided that there was a public market for our common stock at such time), or, in the sole discretion of the Committee, a combination of any of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of any such shares so tendered to us as of the date of such tender, together with any shares withheld by us in respect of taxes relating to a stock option, was at least equal to such aggregate exercise price.

***Stock Appreciation Rights***

The Committee would be permitted to grant SARs under the Amended Plan. The exercise price for SARs would not be less than the fair market value (as defined in the Amended Plan) of our common stock on the grant date. The Committee would not reprice any SAR granted under the Amended Plan without the approval of our stockholders. Upon exercise of a SAR, the holder would receive cash, shares of our common stock, other securities, other awards, other property or a combination of any of the foregoing, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of our common stock on the date of exercise of the SAR over the exercise price of the SAR. Under the Amended Plan, all SARs would be intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Subject to the provisions of the Amended Plan and the applicable award agreement, the Committee would determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR. Unless otherwise set forth in the applicable award agreement, each SAR would expire upon the earlier of (i) the tenth anniversary of the date the SAR was granted and (ii) three months after the participant who was holding the SAR ceased to be a director, officer, employee or consultant for us or one of our affiliates. Under certain circumstances, the Committee would have the ability to substitute, without the consent of the affected participant, SARs for outstanding NSOs. No SAR granted under the Amended Plan could be exercised more than 10 years after the date of grant.

***Restricted Shares and Restricted Stock Units***

Subject to the provisions of the Amended Plan, the Committee would be permitted to grant restricted shares and RSUs. Restricted shares and RSUs would not be permitted to be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Amended Plan or the applicable award agreement, except that the Committee could determine that restricted shares and RSUs would be permitted to be transferred by the participant for no consideration. Restricted shares could be evidenced in such manner as the Committee would determine.

An RSU would be granted with respect to one share of our common stock or have a value equal to the fair market value of one such share. Upon the lapse of restrictions applicable to an RSU, the RSU could be paid in cash, shares of our common stock, other securities, other awards or other property, as determined by the Committee, or in accordance with the applicable award agreement. In connection with each grant of restricted shares, except as provided in the applicable award agreement, the holder would be entitled to the rights of a stockholder (including the right to vote and receive dividends) in respect of such restricted shares. The Committee would be permitted to, on such terms and conditions as it might determine, provide a participant who holds RSUs with dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a restricted share or RSU were intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the requirements described below in "Performance Compensation Awards" would be required to be satisfied in order for such restricted share or RSU to be granted or vest.

### *Performance Units*

Subject to the provisions of the Amended Plan, the Committee would be permitted to grant performance units to participants. Performance units would be awards with an initial value established by the Committee (or that was determined by reference to a valuation formula specified by the Committee) at the time of the grant. In its discretion, the Committee would set performance goals that, depending on the extent to which they were met during a specified performance period, would determine the number and/or value of performance units that would be paid out to the participant. The Committee, in its sole discretion, would be permitted to pay earned performance units in the form of cash, shares of our common stock or any combination thereof that would have an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the Committee with respect to the form and timing of payout of performance units would be set forth in the applicable award agreement. The Committee would be permitted to, on such terms and conditions as it might determine, provide a participant who holds performance units with dividends or dividend equivalents, payable in cash, shares of our common stock, other securities, other awards or other property. If a performance unit were intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the requirements below described in "Performance Compensation Awards" would be required to be satisfied.

### *Cash Incentive Awards*

Subject to the provisions of the Amended Plan, the Committee would be permitted to grant cash incentive awards to participants. In its discretion, the Committee would determine the number of cash incentive awards to be awarded, the duration of the period in which, and any condition under which, the cash incentive awards would vest or be forfeited, and any other terms and conditions applicable to the cash incentive awards. Subject to the provisions of the Amended Plan, the holder of a cash incentive award would receive payment based on the number and value of the cash incentive award earned, which would be determined by the Committee, in its discretion, based on the extent to which performance goals or other conditions applicable to the cash incentive award have been achieved. If a cash incentive award were intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the requirements described below in "Performance Compensation Awards" would be required to be satisfied.

### *Other Stock-Based Awards*

Subject to the provisions of the Amended Plan, the Committee would be permitted to grant to participants other equity-based or equity-related compensation awards, including vested stock. The Committee would be permitted to determine the amounts and terms and conditions of any such awards. If such an award were intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the requirements described below in "Performance Compensation Awards" would be required to be satisfied.

### *Performance Compensation Awards*

The Committee would be permitted to designate any award granted under the Amended Plan (other than ISOs, NSOs and SARs) as a performance compensation award in order to qualify such award as "performance-based compensation" under Section 162(m) of the Code. Awards designated as performance compensation awards would be subject to the following additional requirements:

- *Recipients of Performance Compensation Awards.* The Committee would, in its sole discretion, designate within the first 90 days of a performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) the participants who would be eligible to receive performance compensation awards in respect of such performance period. The Committee would also determine the length of performance periods, the types of awards to be issued, the performance criteria that would be used to establish the performance goals, the kinds and levels of performance goals and any objective performance formula used to determine whether a performance compensation award had been earned for the performance period.

- *Performance Criteria Applicable to Performance Compensation Awards.* The performance criteria would be limited to the following: (1) share price, (2) net income or earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (3) operating income, (4) earnings per share (including specified types or categories thereof), (5) cash flow (including specified types or categories thereof), (6) cash flow return on capital, (7) revenues (including specified types or categories thereof), (8) return on stockholders' equity, (9) return on investment or capital, (10) return on assets, (11) gross or net profitability/profit margins, (12) objective measures of productivity or operating efficiency, (13) costs (including specified types or categories thereof), (14) budgeted expenses (operating and capital), (15) market share (in the aggregate or by segment), (16) level or amount of acquisitions (in terms of size, number of transactions or otherwise), (17) economic value-added, (18) enterprise value, (19) book value, (20) working capital, (21) safety and accident rates and (22) days sales outstanding. These performance criteria would be permitted to be applied on an absolute basis or be relative to one or more peer companies or indices or any combination thereof or, if applicable, be computed on an accrual or cash accounting basis. The performance goals and periods could vary from participant to participant and from time to time. To the extent required under Section 162(m) of the Code, the Committee would, within the first 90 days of the applicable performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective manner the method of calculating the performance criteria it selected to use for the performance period.
- *Modification of Performance Goals.* The Committee would be permitted to adjust or modify the calculation of performance goals for a performance period in the event of, in anticipation of, or in recognition of, any unusual or extraordinary corporate item, transaction, event or development or any other unusual or nonrecurring events affecting us, any of our affiliates, subsidiaries, divisions or operating units (to the extent applicable to such performance goal) or our financial statements or the financial statements of any of our affiliates, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions, so long as that adjustment or modification did not cause the performance compensation award to fail to qualify as "performance-based compensation" under Section 162(m) of the Code.
- *Requirements to Receive Payment for 162(m) Awards.* Except as otherwise permitted by Section 162(m) of the Code, in order to be eligible for payment in respect of a performance compensation award for a particular performance period, participants would be required to be employed by us on the last day of the performance period, the performance goals for such period would be required to be satisfied and certified by the Committee and the performance formula would be required to determine that all or some portion of the performance compensation award had been earned for such period.
- *Negative Discretion.* The Committee would be permitted to, in its sole discretion, reduce or eliminate the amount of a performance compensation award earned in a particular performance period, even if applicable performance goals had been attained and without regard to any employment agreement between us and a participant.
- *Limitations on Committee Discretion.* Except as otherwise permitted by Section 162(m) of the Code, in no event could any discretionary authority granted to the Committee under the Amended Plan be used to grant or provide payment in respect of performance compensation awards for which performance goals had not been attained, increase a performance compensation award for any participant at any time after the first 90 days of the performance period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) or increase a performance compensation award above the maximum amount payable under the underlying award.
- *Form of Payment.* Performance compensation awards (other than restricted shares, RSUs and other stock-based awards) would be payable in cash or in restricted stock, RSUs or fully vested shares of equivalent value and would be paid on the terms determined by the Committee in its discretion. Any shares of restricted stock or RSUs would be subject to the terms of the Amended Plan or any successor

equity compensation plan and any applicable award agreement. The number of shares of restricted stock, RSUs or fully vested shares that is equivalent in value to a particular dollar amount would be determined in accordance with a methodology specified by the Committee within the first 90 days of a plan year (or, if shorter, the maximum period allowed under Section 162(m) of the Code).

***Amendment and Termination of the Amended Plan***

Subject to any applicable law or government regulation, to any requirement that must be satisfied if the Amended Plan were intended to be a stockholder-approved plan for purposes of Section 162(m) of the Code and to the rules of the applicable national stock exchange or quotation system on which the shares of our common stock may be listed or quoted, the Amended Plan would be permitted to be amended, modified or terminated by our Board without the approval of our stockholders, except that stockholder approval would be required for any amendment that would (i) increase the maximum number of shares of our common stock available for awards under the Amended Plan or increase the maximum number of shares of our common stock that could be delivered pursuant to ISOs granted under the Amended Plan, (ii) change the class of employees or other individuals eligible to participate in the Amended Plan, (iii) amend or decrease the exercise price of any option or SAR, (iv) cancel or exchange any option or SAR at a time when its exercise price exceeds the fair market value of the underlying shares or (v) allow repricing of any option or SAR without stockholder approval. Under these provisions, stockholder approval would not be required for all possible amendments that might increase the cost of the Amended Plan. No modification, amendment or termination of the Amended Plan that would materially and adversely impair the rights of any participant would be effective without the consent of the affected participant, unless otherwise provided by the Committee in the applicable award agreement.

The Committee would be permitted to waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted under the Amended Plan, the Prior Plan or the Stock Option Plan, prospectively or retroactively. However, unless otherwise provided by the Committee in the applicable award agreement or in the Amended Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely impair the rights of any participant to any award previously granted would not to that extent be effective without the consent of the affected participant.

The Committee would be authorized to make adjustments in the terms and conditions of awards in the event of any unusual or nonrecurring corporate event (including the occurrence of a change of control of our company) affecting us, any of our affiliates or our financial statements or the financial statements of any of our affiliates, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law whenever the Committee, in its discretion, determined that those adjustments were appropriate or desirable, including providing for the substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event and, in its discretion, the Committee would be permitted to provide for a cash payment to the holder of an award in consideration for the cancellation of such award.

***Change of Control***

The Amended Plan would provide that, unless otherwise provided in an award agreement, in the event of a change of control of our company, unless provision was made in connection with the change of control for assumption of, or substitution for, awards previously granted:

- any options and SARs outstanding as of the date the change of control was determined to have occurred would become fully exercisable and vested, as of immediately prior to the change of control;
- all performance units, cash incentive awards and other awards designated as performance compensation awards would be paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been attained; and

- all other outstanding awards would automatically be deemed exercisable or vested and all restrictions and forfeiture provisions related thereto would lapse as of immediately prior to such change of control.

Unless otherwise provided pursuant to an award agreement, a change of control would be defined to mean any of the following events, generally:

- during any period of 12 consecutive calendar months, a change in the composition of a majority of the board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors;
- consummation of certain mergers or consolidations of our company with any other corporation following which our stockholders hold 50% or less of the combined voting power of the surviving entity;
- the stockholders approve a plan of complete liquidation or dissolution of our company; or
- an acquisition by any individual, entity or group of beneficial ownership of a percentage of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors that was equal to or greater than 50%.

Although award agreements may provide for a different definition of change of control than is provided for in the Amended Plan, except in the case of a transaction described in the third bullet above, any definition of change of control set forth in any award agreement would provide that a change of control would not occur until consummation or effectiveness of a change of control of our company, rather than upon the announcement, commencement, stockholder approval or other potential occurrence of any event or transaction that, if completed, would result in a change of control of our company.

***Term of the Amended Plan***

No award would be permitted to be granted under the Amended Plan after the tenth anniversary of the Approval Date.

**Certain Federal Tax Aspects of the Amended Plan**

The following summary describes the U.S. Federal income tax treatment associated with options awarded under the Amended Plan. The summary is based on the law as in effect on April 5, 2012. The summary does not discuss state, local and foreign tax consequences.

***Incentive Stock Options***

Neither the grant nor the exercise of an ISO results in taxable income to the optionee for regular U.S. federal income tax purposes. However, an amount equal to (i) the per-share fair market value on the exercise date minus the exercise price at the time of grant multiplied by (ii) the number of shares with respect to which the ISO is being exercised will count as "alternative minimum taxable income" which, depending on the particular facts, could result in liability for the "alternative minimum tax" or AMT. If the optionee does not dispose of the shares issued pursuant to the exercise of an ISO until the later of the two-year anniversary of the date of grant of the ISO and the one-year anniversary of the date of the acquisition of those shares, then (a) upon a later sale or taxable exchange of the shares, any recognized gain or loss would be treated for tax purposes as a long-term capital gain or loss and (b) we would not be permitted to take a deduction with respect to that ISO for federal income tax purposes.

If shares acquired upon the exercise of an ISO were disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally the optionee would realize ordinary income in the year of disposition in an amount equal to the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the amount paid for the shares or (ii) the excess of the amount realized on the disposition of the shares over the participant's aggregate tax basis in the shares (generally, the exercise price). A deduction would be available to us equal to the amount of ordinary income recognized by the optionee. Any further gain realized by the optionee would be taxed as short-term or long-term capital gain and would not result in any deduction by us. A disqualifying disposition occurring in the same calendar year as the year of exercise would eliminate the alternative minimum tax effect of the ISO exercise.

Special rules may apply where all or a portion of the exercise price of an ISO is paid by tendering shares, or if the shares acquired upon exercise of an ISO are subject to substantial forfeiture restrictions. The foregoing summary of tax consequences associated with the exercise of an ISO and the disposition of shares acquired upon exercise of an ISO assumes that the ISO is exercised during employment or within three months following termination of employment. The exercise of an ISO more than three months following termination of employment will result in the tax consequences described below for NSOs, except that special rules apply in the case of disability or death. An individual's stock options otherwise qualifying as ISOs will be treated for tax purposes as NSOs (and not as ISOs) to the extent that, in the aggregate, they first become exercisable in any calendar year for stock having a fair market value (determined as of the date of grant) in excess of $100,000.

***Nonqualified Stock Options***

An NSO (that is, a stock option that does not qualify as an ISO) would result in no taxable income to the optionee or deduction to us at the time it is granted. An optionee exercising an NSO would, at that time, realize taxable compensation equal to (i) the per-share fair market value on the exercise date minus the exercise price at the time of grant multiplied by (ii) the number of shares with respect to which the stock option is being exercised. If the NSO was granted in connection with employment, this taxable income would also constitute "wages" subject to withholding and employment taxes. A corresponding deduction would be available to us. The foregoing summary assumes that the shares acquired upon exercise of an NSO option are not subject to a substantial risk of forfeiture.

***Section 162(m)***

Section 162(m) of the Code currently provides that if, in any year, the compensation that is paid to our Chief Executive Officer or to any of our three other most highly compensated executive officers (excluding our Chief Financial Officer under currently applicable rules) exceeds $1,000,000 per person, any amounts that exceed the $1,000,000 threshold will not be deductible by us for federal income tax purposes, unless the compensation qualifies for an exception to Section 162(m) of the Code. Certain performance-based awards under plans approved by stockholders are not subject to the deduction limit. Stock options that would be awarded under the Amended Plan are intended to be eligible for this performance-based exception.

***Section 409A***

Section 409A of the Code imposes restrictions on nonqualified deferred compensation. Failure to satisfy these rules results in accelerated taxation, an additional tax to the holder in an amount equal to 20% of the deferred amount, and a possible interest charge. Stock options granted with an exercise price that is not less than the fair market value of the underlying shares on the date of grant will not give rise to "deferred compensation" for this purpose unless they involve additional deferral features. Stock options that would be awarded under the Amended Plan are intended to be eligible for this exception.

## EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about stock option awards outstanding and shares of our common stock available for future awards under all of our equity compensation plans as of December 31, 2011.

| | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights |
|---|---|---|
| Equity compensation plans approved by security holders | | |
| Options | 1,382,000 | $8.53 |
| Total | 1,382,000 | |

We had 150,753 shares remaining available for future issuance under the Prior Plan as of December 31, 2011.

## NEW PLAN BENEFITS

XPO Logistics, Inc. Amended and Restated 2011
Omnibus Incentive Compensation Plan

The following New Plan Benefits table lists each person named in the Summary Compensation Table, all current executive officers as a group, all current directors (other than executive officers) as a group and all current employees (other than executive officers) as a group, indicating the aggregate number of determinable awards to be granted under the Amended Plan to each of the foregoing.

| Name and Principal Position | Grant Date Fair Value ($)(1) | Number of Units(2) |
|---|---|---|
| Bradley S. Jacobs, Chief Executive Officer | 2,223,500 | 200,000(3) |
| Michael R. Welch, former Chief Executive Officer | — | 0 |
| John D. Welch, former Chief Financial Officer (as of February 13, 2012) | — | 0 |
| M. Sean Fernandez, Chief Operating Officer | 277,605 | 55,000(4) |
| Mario A. Harik, Chief Information Officer | 930,050 | 95,000(5) |
| Scott B. Malat, Senior Vice President – Strategic Planning | 745,500 | 70,000(6) |
| All Current Executive Officers as a Group (seven persons) | 4,857,200 | 470,000(7) |
| All Current Directors (other than Executive Officers) as a Group (six persons) | 139,200 | 15,000(8) |
| All Current Employees (other than Executive Officers) as a Group (four persons) | 3,780,125 | 335,000(9) |

(1) Dollar value of the time-based RSU awards represents the grant date fair value of the awards in accordance with ASC 718, without regard to estimated forfeitures. The dollar value of the performance-based RSUs represents the grant date fair value of the awards based on the full achievement of applicable goals (the most probable outcome as of the grant date) in accordance with ASC 718, without regard to estimated forfeitures.

(2) Awards that are determinable, as of the date of this proxy statement, consist of those time-based and performance-based RSUs granted to participants since September 1, 2011, the date of the stockholder approval of the Prior Plan, and that require stockholder approval of the Amended Plan in order to be settled in shares of our common stock. The vesting of the performance-based RSUs is dependent upon achievement of certain established goals with respect to our revenue. No performance-based RSUs have been granted to directors. In the event our stockholders do not approve the Amended Plan, the 150,000 performance-based RSUs granted to Mr. Jacobs will be forfeited and the 37,500 performance-based RSUs granted to an employee who is not an executive officer and all the time-based RSUs will be settled in cash.

(3) Amount represents grants of 150,000 performance-based RSUs and 50,000 time-based RSUs.
(4) Amount represents a grant of 55,000 time-based RSUs.
(5) Amount represents a grant of 95,000 time-based RSUs.
(6) Amount represents a grant of 70,000 time-based RSUs.
(7) Amount represents: 150,000 performance-based RSUs and 50,000 time-based RSUs granted to Mr. Jacobs; 55,000 time-based RSUs granted to Mr. Fernandez; 95,000 time-based RSUs granted to Mr. Harik; 50,000 time-based RSUs granted to Mr. Gregory W. Ritter; and 70,000 time-based RSUs granted to Mr. Malat.
(8) Amount represents 2,500 time-based RSUs granted to each of the six directors who is not also an executive officer.
(9) Amount represents: 297,500 time-based RSUs and 37,500 performance-based RSUs granted to various employees who are not executive officers.

The following table lists each person named in the Summary Compensation Table, each director nominee, all current executive officers as a group, all current directors who are not executive officers as a group, each nominee for election as a director, each associate of the foregoing persons, each other person who has received or is to receive five percent or more of the aggregate options under the Amended Plan and the Prior Plan, and all current employees (including all current officers who are not executive officers) as a group, indicating, as of December 31, 2011, the aggregate number of options granted under the Prior Plan to each of the foregoing since the inception of the Prior Plan in 2011. The fair market value per share of our common stock on April 5, 2012 was $16.67.

| Name and Principal Position | Options granted Under the Prior Plan from Inception | Weighted Average Exercise Price |
|---|---|---|
| Bradley S. Jacobs, Chief Executive Officer | 250,000 | $ 9.28 |
| Michael R. Welch, former Chief Executive Officer | 0 | $ — |
| John D. Welch, former Chief Financial Officer (as of February 13, 2012) | 0 | $ — |
| M. Sean Fernandez, Chief Operating Officer | 55,000 | $10.53 |
| Mario A. Harik, Chief Information Officer | 135,000 | $ 9.79 |
| Scott B. Malat, Senior Vice President—Strategic Planning | 25,000 | $10.65 |
| Jason D. Papastavrou, director nominee | 8,000 | $ 9.28 |
| James J. Martell, director nominee | 8,000 | $ 9.28 |
| All Current Executive Officers as a Group (seven persons) | 590,000 | $ 9.68 |
| All Current Directors (other than Executive Officers) as a Group (six persons) | 48,000 | $ 9.28 |
| All Current Employees (other than Executive Officers) as a Group (7 persons) | 262,500 | $10.98 |

## Required Vote

The affirmative vote of shares of our common stock or preferred stock, voting together as a single class, representing a majority of votes cast thereon at the annual meeting or any adjournment or postponement thereof is required to approve Proposal 3.

## Recommendation

**Our Board unanimously recommends a vote "FOR" Proposal 3.**

## PROPOSAL 4: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide our stockholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> "**RESOLVED**, that the stockholders of XPO Logistics, Inc. (the "Company") hereby approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders."

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures on pages 19 to 40 of this proxy statement. As described in detail under the heading "Executive Compensation – Compensation Discussion and Analysis," we believe that our compensation programs appropriately reward executive performance and align the interests of our named executive officers and key employees with the long-term interests of our stockholders, while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on our Board. Although non-binding, our Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

### Required Vote

This resolution, commonly referred to as a "say-on-pay" resolution, will be considered approved if it receives the affirmative vote of shares of common stock or preferred stock, voting together as a single class, representing a majority of votes cast thereon at the annual meeting or any adjournment or postponement of the annual meeting. However, the vote is not binding on our Board and the Compensation Committee. Although non-binding, our Board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

### Recommendation

**Our Board unanimously recommends a vote "FOR" approval of the advisory resolution to approve executive compensation set forth above.**

## PROPOSAL 5: ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act also provides that stockholders must be given the opportunity to vote, on a non-binding, advisory basis, for their preference as to how frequently we should seek future advisory votes on the compensation of our named executive officers as disclosed in accordance with the SEC's compensation disclosure rules, which we refer to as an advisory vote to approve executive compensation. By voting with respect to this Proposal 5, stockholders may indicate whether they would prefer that we conduct future advisory votes on executive compensation once every one, two or three years. Stockholders may, if they wish, abstain from casting a vote on this Proposal 5.

After careful consideration, our Board has determined that holding an advisory vote to approve executive compensation every year is the most appropriate policy for our company at this time, and recommends that stockholders vote for future advisory votes to approve executive compensation to occur every year. While our company's executive compensation programs are designed to promote a long-term connection between pay and performance, our Board recognizes that executive compensation disclosures are made annually and that holding an annual advisory vote to approve executive compensation will provide us with more direct and immediate feedback on our compensation disclosures. However, stockholders should note that because the advisory vote to approve executive compensation occurs well after the beginning of the compensation year, and because the different elements of our executive compensation programs are designed to operate in an integrated manner and to complement one another, in many cases it may not be appropriate or feasible to change executive compensation programs in consideration of any one year's advisory vote on executive compensation by the time of the following year's annual meeting of stockholders.

### Required Vote

Pursuant to this advisory vote on the frequency of future advisory votes to approve executive compensation, stockholders will be able to specify one of four choices for this proposal on the proxy card or voting instruction: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the recommendation of our Board. The voting frequency option that receives the highest number of votes cast by stockholders at the annual meeting or any adjournment or postponement of the annual meeting will be the frequency for the advisory vote to approve executive compensation that has been selected by stockholders. However, the vote is not binding on our Board and the Compensation Committee. Although non-binding, our Board and the Compensation Committee will carefully review the voting results. Notwithstanding our Board's recommendation and the outcome of the stockholder vote, our Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

### Recommendation

**Our Board unanimously recommends a vote for the option of every "ONE YEAR" as the preferred frequency for future advisory votes to approve executive compensation.**

## OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the annual meeting. If, however, such a matter is properly presented at the annual meeting or any adjournment or postponement of the annual meeting, the persons appointed as proxies will vote as recommended by our Board or, if no recommendation is given, in accordance with their judgment.

## AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

**If you would like to receive a copy of our 2011 Annual Report or this proxy statement, please contact us at: Investor Relations, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107 or by telephone at (269) 695-2700, and we will send a copy to you without charge.**

### A Note about Our Website

Although we include references to our website (www.xpologistics.com) throughout this proxy statement, information that is included on our website is not incorporated by reference into, and is not a part of, this proxy statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the Investors Relations section of our website. Accordingly, investors should monitor such section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts.

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**Exhibit A**

XPO LOGISTICS, INC.

AMENDED AND RESTATED
2011 OMNIBUS INCENTIVE COMPENSATION PLAN

SECTION 1. Purpose. The purpose of this XPO Logistics, Inc. Amended and Restated 2011 Omnibus Incentive Compensation Plan (the "Plan") is to promote the interests of the Company and its stockholders by (a) attracting and retaining exceptional directors, officers, employees and consultants (including prospective directors, officers, employees and consultants) of the Company (as defined below) and its Affiliates (as defined below) and (b) enabling such individuals to participate in the long-term growth and financial success of the Company. This Plan is intended to replace the Prior Plan (as defined below), which Prior Plan shall be automatically terminated and replaced and superseded by this Plan on the Approval Date (as defined below). The Prior Plan previously replaced and superseded the Option Plan (as defined below). Notwithstanding the foregoing, any awards granted under the Prior Plan or the Option Plan shall remain in effect pursuant to their respective terms.

SECTION 2. Definitions. As used herein, the following terms shall have the meanings set forth below:

"Affiliate" means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and/or (b) any entity in which the Company has a significant equity interest, in either case, as determined by the Committee.

"Approval Date" means [ • ], 2012, the date on which the Plan is approved by the Company's stockholders.

"Award" means any award that is permitted under Section 6 and granted under the Plan or the Prior Plan and any award that is permitted under Article 6 of the Option Plan and was granted under the Option Plan.

"Award Agreement" means any written or electronic agreement, contract or other instrument or document evidencing any Award, which may (but need not) require execution or acknowledgment by a Participant.

"Applicable Exchange" means the NYSE Amex LLC or any other national stock exchange or quotation system on which the Shares may be listed or quoted.

"Board" means the Board of Directors of the Company.

"Cash Incentive Award" means an Award (a) that is granted pursuant to Section 6(g) of the Plan or the Prior Plan, (b) that is settled in cash and (c) the value of which is set by the Committee and is not calculated by reference to the Fair Market Value of Shares.

"Change of Control" shall (a) have the meaning set forth in an Award Agreement; provided, however, that except in the case of a transaction described in subparagraph (b)(iii) below, any definition of Change of Control set forth in an Award Agreement shall provide that a Change of Control shall not occur until consummation or effectiveness of a change in control of the Company, rather than upon the announcement, commencement, stockholder approval or other potential occurrence of any event or transaction that, if completed, would result in a change in control of the Company, or (b) if there is no definition set forth in an Award Agreement, mean the occurrence of any of the following events:

(i) during any period of 12 consecutive calendar months, individuals who were directors of the Company on the first day of such period (the "Incumbent Directors") cease for any reason to constitute a majority of the Board; provided, however, that any individual becoming a director subsequent to the first day of such period whose election, or nomination for election, by the Company's stockholders was approved by a vote of at least majority of the Incumbent Directors shall be considered as though such individual were an Incumbent Director;

(ii) the consummation of (A) a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company (each of the events referred to in this clause (A) being hereinafter referred to as a "Reorganization") or (B) the sale or other disposition of all or substantially all the assets of the Company to an entity that is not an Affiliate (a "Sale"), in each case, if such Reorganization or Sale requires the approval of the Company's stockholders under the law of the Company's jurisdiction of organization (whether such approval is required for such Reorganization or Sale or for the issuance of securities of the Company in such Reorganization or Sale), unless, immediately following such Reorganization or Sale, (1) individuals and entities who were the "beneficial owners" (as such term is defined in Rule 13d-3 under the Exchange Act (or a successor rule thereto)) of the securities eligible to vote for the election of the Board ("Company Voting Securities") outstanding immediately prior to the consummation of such Reorganization or Sale continue to beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the corporation or other entity resulting from such Reorganization or Sale (including a corporation that, as a result of such transaction, owns the Company or all or substantially all the Company's assets either directly or through one or more subsidiaries) (the "Continuing Company") (excluding, for such purposes, any outstanding voting securities of the Continuing Company that such beneficial owners hold immediately following the consummation of the Reorganization or Sale as a result of their ownership prior to such consummation of voting securities of any corporation or other entity involved in or forming part of such Reorganization or Sale other than the Company), (2) no "person" (as such term is used in Section 13(d) of the Exchange Act) (each, a "Person") (excluding (x) any employee benefit plan (or related trust) sponsored or maintained by the Continuing Company or any corporation controlled by the Continuing Company and (y) any one or more Specified Stockholders) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding voting securities of the Continuing Company and (3) at least 50% of the members of the board of directors of the Continuing Company (or equivalent body) were Incumbent Directors at the time of the execution of the definitive agreement providing for such Reorganization or Sale or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Reorganization or Sale;

(iii) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company unless such liquidation or dissolution is part of a transaction or series of transactions described in paragraph (ii) above that does not otherwise constitute a Change of Control; or

(iv) any Person, corporation or other entity or "group" (as used in Section 14(d)(2) of the Exchange Act) (other than (A) the Company, (B) any trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate, (C) any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the voting power of the Company Voting Securities or (D) any one or more Specified Stockholders, including any group in which a Specified Stockholder is a member) becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company Voting Securities; provided, however, that for purposes of this subparagraph (iv), the following acquisitions shall not constitute a Change of Control: (w) any acquisition directly from the Company, (x) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate, (y) any acquisition by an underwriter temporarily holding such Company Voting Securities pursuant to an offering of such securities or any acquisition by a pledgee of Company Voting Securities holding such securities as collateral or temporarily holding such securities upon foreclosure of the underlying obligation or (z) any acquisition pursuant to a Reorganization or Sale that does not constitute a Change of Control for purposes of subparagraph (ii) above.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

"Committee" means the Compensation Committee of the Board or a subcommittee thereof, or such other committee of the Board as may be designated by the Board to administer the Plan.

"Company" means XPO Logistics, Inc., a corporation organized under the laws of Delaware, together with any successor thereto.

"Deferred Share Unit" means a deferred share unit Award that represents an unfunded and unsecured promise to deliver Shares in accordance with the terms of the applicable Award Agreement.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto, and the regulations promulgated thereunder.

"Exercise Price" means (a) in the case of each Option, the price specified in the applicable Award Agreement as the price-per-Share at which Shares may be purchased pursuant to such Option or (b) in the case of each SAR, the price specified in the applicable Award Agreement as the reference price-per-Share used to calculate the amount payable to the applicable Participant pursuant to such SAR.

"Fair Market Value" means, except as otherwise provided in the applicable Award Agreement, (a) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee and (b) with respect to Shares as of any date, (i) the closing per-share sales price of the Shares as reported by the Applicable Exchange for such stock exchange for such date or if there were no sales on such date, on the closest preceding date on which there were sales of Shares or (ii) in the event there shall be no public market for the Shares on such date, the fair market value of the Shares as determined in good faith by the Committee.

"Incentive Stock Option" means an option to purchase Shares from the Company that (a) is granted under Section 6(b) of the Plan or was granted under Section 6(b) of the Prior Plan or Article 6 of the Option Plan and (b) is intended to qualify for special Federal income tax treatment pursuant to Sections 421 and 422 of the Code, as now constituted or subsequently amended, or pursuant to a successor provision of the Code, and which is so designated in the applicable Award Agreement.

"Independent Director" means a member of the Board (a) who is neither an employee of the Company nor an employee of any Affiliate, and (b) who, at the time of acting, is a "Non-Employee Director" under Rule 16b-3.

"Nonqualified Stock Option" means an option to purchase Shares from the Company that (a) is granted under Section 6(b) of the Plan or was granted under Section 6(b) of the Prior Plan or Article 6 of the Option Plan and (b) is not an Incentive Stock Option.

"Option" means an Incentive Stock Option or a Nonqualified Stock Option or both, as the context requires.

"Option Plan" means the Express-1 Expedited Solutions, Inc. Amended and Restated 2001 Stock Option Plan.

"Participant" means any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the Company or its Affiliates who is eligible for an Award under Section 5 and who is selected by the Committee to receive an Award under the Plan or who receives a Substitute Award pursuant to Section 4(c).

"Performance Compensation Award" means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 6(e) of the Plan or the Prior Plan.

"Performance Criteria" means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award, Performance Unit or, if applicable, Cash Incentive Award under the Plan.

"Performance Formula" means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award, Performance Unit or, if applicable, Cash Incentive Award of a particular Participant, whether all, some portion but less than all, or none of such Award has been earned for the Performance Period.

"Performance Goal" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

"Performance Period" means the one or more periods of time as the Committee may select over which the attainment of one or more Performance Goals shall be measured for the purpose of determining a Participant's right to and the payment of a Performance Compensation Award, Performance Unit or, if applicable, Cash Incentive Award.

"Performance Unit" means an Award under Section 6(f) of the Plan that has a value set by the Committee (or that is determined by reference to a valuation formula specified by the Committee or the Fair Market Value of Shares), which value may be paid to the Participant by delivery of such property as the Committee shall determine, including without limitation, cash or Shares, or any combination thereof, upon achievement of such Performance Goals during the relevant Performance Period as the Committee shall establish at the time of such Award or thereafter.

"Prior Plan" means the XPO Logistics, Inc. 2011 Omnibus Incentive Compensation Plan.

"Restricted Share" means a Share that is granted under Section 6(d) of the Plan or the Prior Plan that is subject to certain transfer restrictions, forfeiture provisions and/or other terms and conditions specified herein and in the applicable Award Agreement.

"RSU" means a restricted stock unit Award that is granted under Section 6(d) of the Plan or the Prior Plan and is designated as such in the applicable Award Agreement and that represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property in accordance with the terms of the applicable Award Agreement.

"Rule 16b-3" means Rule 16b-3 as promulgated and interpreted by the SEC under the Exchange Act or any successor rule or regulation thereto as in effect from time to time.

"SAR" means a stock appreciation right Award that is granted under Section 6(c) of the Plan or the Prior Plan and that represents an unfunded and unsecured promise to deliver Shares, cash, other securities, other Awards or other property equal in value to the excess, if any, of the Fair Market Value per Share over the Exercise Price per Share of the SAR, subject to the terms of the applicable Award Agreement.

"SEC" means the Securities and Exchange Commission or any successor thereto and shall include the staff thereof.

"Shares" means shares of common stock of the Company, $0.001 par value, or such other securities of the Company (a) into which such shares shall be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of shares or other similar transaction or (b) as may be determined by the Committee pursuant to Section 4(b).

"Specified Stockholder" means Bradley S. Jacobs, Jacobs Private Equity LLC and its Affiliates, or any other entity or organization controlled, directly or indirectly, by Bradley S. Jacobs.

"Subsidiary" means any entity in which the Company, directly or indirectly, possesses 50% or more of the total combined voting power of all classes of its stock.

"Substitute Awards" shall have the meaning specified in Section 4(c).

"Treasury Regulations" means all proposed, temporary and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

SECTION 3. Administration. (a) Composition of the Committee. The Plan shall be administered by the Committee, which shall be composed of one or more directors, as determined by the Board; provided that, to the extent necessary to comply with the rules of the Applicable Exchange and Rule 16b-3 and to satisfy any applicable requirements of Section 162(m) of the Code and any other applicable laws or rules, the Committee shall be composed of two or more directors, all of whom shall be Independent Directors and all of whom shall (i) qualify as "outside directors" under Section 162(m) of the Code and (ii) meet the independence requirements of the Applicable Exchange.

(b) Authority of the Committee. Subject to the terms of the Plan and applicable law, and in addition to the other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have sole and plenary authority to administer the Plan, including the authority to (i) designate Participants, (ii) determine the type or types of Awards to be granted to a Participant, (iii) determine the number of Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, Awards, (iv) determine the terms and conditions of any Awards, (v) determine the vesting schedules of Awards and, if certain performance criteria must be attained in order for an Award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (vi) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended, (vii) determine whether, to what extent and under what circumstances cash, Shares, other securities, other Awards, other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the holder thereof or of the Committee, (viii) interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in, the Plan and any instrument or agreement relating to, or Award made under, the Plan, the Prior Plan or the Option Plan, (ix) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, (x) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards, (xi) amend an outstanding Award or grant a replacement Award for an Award previously granted under the Plan, the Prior Plan or the Option Plan if, in its sole discretion, the Committee determines that (A) the tax consequences of such Award to the Company or the Participant differ from those consequences that were expected to occur on the date the Award was granted or (B) clarifications or interpretations of, or changes to, tax law or regulations permit Awards to be granted that have more favorable tax consequences than initially anticipated and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Committee Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award shall be within the sole and plenary discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all Persons, including the Company, any Affiliate, any Participant, any holder or beneficiary of any Award and any stockholder.

(d) Indemnification. No member of the Board, the Committee or any employee of the Company (each such person, a "Covered Person") shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person shall be indemnified and held harmless by the Company from and against (i) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and (ii) any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person; provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's Restated Certificate of Incorporation or Amended and Restated Bylaws, in each case, as may be amended from time to time. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's Restated Certificate of Incorporation or Amended and Restated Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

(e) Delegation of Authority to Officers. The Committee may delegate, on such terms and conditions as it determines in its sole and plenary discretion, to one or more officers of the Company the authority to make grants of Awards to officers (other than any officer subject to Section 16 of the Exchange Act), employees and consultants of the Company and its Affiliates (including any prospective officer (other than any such officer who is expected to be subject to Section 16 of the Exchange Act), employee or consultant) and all necessary and appropriate decisions and determinations with respect thereto.

(f) Awards to Independent Directors. Notwithstanding anything to the contrary contained herein, the Board may, in its sole and plenary discretion, at any time and from time to time, grant Awards to Independent Directors or administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority and responsibility granted to the Committee herein.

SECTION 4. Shares Available for Awards; Cash Payable Pursuant to Awards. (a) Shares and Cash Available. Subject to adjustment as provided in Section 4(b), the maximum aggregate number of Shares that may be delivered pursuant to Awards granted under the Plan (which, for purposes of clarity, shall include any Shares delivered pursuant to Awards granted under the Prior Plan or Options granted under the Option Plan, in each case, prior to the Approval Date) shall be equal to the sum of (i) 4,000,000, plus (ii) any Shares remaining available for future Awards under the Prior Plan as of the Approval Date, plus (iii) any Shares with respect to Awards granted under the Prior Plan or Options granted under the Option Plan, in each case, that are forfeited following the Approval Date (such sum, the "Plan Share Limit"), of which 4,000,000 Shares may be delivered pursuant to Incentive Stock Options granted under the Plan (such amount, the "Plan ISO Limit"); provided, however, with respect to clause (iii) above, any Shares with respect to Options that were originally granted under the Option Plan and either (x) are forfeited following the Approval Date or (y) were forfeited prior to the Approval Date, subsequently granted under the Prior Plan, and are again forfeited following the Approval Date, shall only become available to be delivered pursuant to Options granted under the Plan. Upon exercise of a stock-settled SAR, the Plan Share Limit shall be reduced by the actual number of Shares delivered upon settlement of such stock-settled SAR. Awards that are settled in cash will not reduce the Plan Share Limit. If, after the effective date of the Plan, any Award is forfeited (or otherwise expires, terminates or is canceled without the delivery of all Shares subject thereto) or settled other than wholly by delivery of Shares (including cash settlement), then, in any such case, any number of Shares subject to such Award that were not issued with respect to such Award shall not be treated as issued for purposes of reducing the Plan Share Limit. If Shares issued upon exercise, vesting or settlement of an Award are, or Shares owned by a Participant are, surrendered or tendered to the Company in payment of the Exercise Price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award Agreement, such surrendered or tendered Shares shall again become available to be delivered pursuant to Awards under the Plan; provided, however, that in no event shall such Shares increase the Plan ISO Limit. With respect to Awards that are intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, subject to adjustment as provided in Section 4(b), (1) in the case of Awards that are settled in Shares, the maximum aggregate number of Shares with respect to which Awards may be granted to any Participant in any fiscal year of the Company under the Plan shall be 500,000 (such amount, the "Annual Individual Plan Share Limit"), and (2) in the case of Awards that are settled in cash based on the Fair Market Value of a Share, the maximum aggregate amount of cash that may be paid pursuant to Awards granted to any Participant in any fiscal year of the Company under the Plan shall be equal to the per-Share Fair Market Value as of the relevant vesting, payment or settlement date multiplied by the Annual Individual Plan Share Limit. In the case of all Awards other than those described in the preceding sentence, the maximum aggregate amount of cash and other property (valued at its Fair Market Value) other than Shares that may be paid or delivered pursuant to Awards under the Plan to any Participant in any fiscal year of the Company shall be equal to $5,000,000.

(b) Adjustments for Changes in Capitalization and Similar Events. (i) In the event of any extraordinary dividend or other extraordinary distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off, the Committee shall equitably adjust any or all of (A) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, including (1) the Plan Share Limit, (2) the Plan ISO Limit and (3) the Annual Individual Plan Share Limit, and (B) the terms of any outstanding Award, including (1) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (2) the Exercise Price, if applicable, with respect to any Award; provided, however, that the Committee shall determine the method and manner in which to effect such equitable adjustment.

(ii) In the event that the Committee determines that any reorganization, merger, consolidation, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event affects the Shares (including any Change of Control) such that an adjustment is determined by the Committee in its discretion to be appropriate or desirable, then the Committee may (A) in such manner as it may deem appropriate or desirable, equitably adjust any or all of (1) the number of Shares or other securities of the Company (or number and kind of other securities or property) with respect to which Awards may be granted, including (X) the Plan Share Limit, (Y) the Plan ISO Limit and (Z) the Annual Individual Plan Share Limit, and (2) the terms of any outstanding Award, including (X) the number of Shares or other securities of the Company (or number and kind of other securities or property) subject to outstanding Awards or to which outstanding Awards relate and (Y) the Exercise Price, if applicable, with respect to any Award, (B) if deemed appropriate or desirable by the Committee, make provision for a cash payment to the holder of an outstanding Award in consideration for the cancelation of such Award, including, in the case of an outstanding Option or SAR, a cash payment to the holder of such Option or SAR in consideration for the cancelation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate Exercise Price of such Option or SAR and (C) if deemed appropriate or desirable by the Committee, cancel and terminate any Option or SAR having a per-Share Exercise Price equal to, or in excess of, the Fair Market Value of a Share subject to such Option or SAR without any payment or consideration therefor.

(c) Substitute Awards. Awards may, in the discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its Affiliates or a company acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines ("Substitute Awards"); provided, however, that in no event may any Substitute Award be granted in a manner that would violate the prohibitions on repricing of Options and SARs, as set forth in clauses (i), (ii) and (iii) of Section 7(b). The number of Shares underlying any Substitute Awards shall be counted against the Plan Share Limit; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding awards previously granted by an entity that is acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines shall not be counted against the Plan Share Limit; provided further, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding stock options intended to qualify for special tax treatment under Sections 421 and 422 of the Code that were previously granted by an entity that is acquired by the Company or any of its Affiliates or with which the Company or any of its Affiliates combines shall be counted against the maximum aggregate number of Shares available for Incentive Stock Options under the Plan.

(d) Sources of Shares Deliverable Under Awards. Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or of treasury Shares.

SECTION 5. Eligibility. Any director, officer, employee or consultant (including any prospective director, officer, employee or consultant) of the Company or any of its Affiliates shall be eligible to be designated a Participant.

SECTION 6. Awards. (a) Types of Awards. Awards may be made under the Plan in the form of (i) Options, (ii) SARs, (iii) Restricted Shares, (iv) RSUs, (v) Deferred Share Units, (vi) Performance Compensation Awards, (vii) Performance Units (viii) Cash Incentive Awards and (ix) other equity-based or equity-related Awards that the Committee determines are consistent with the purpose of the Plan and the interests of the Company. Awards may be granted in tandem with other Awards. No Incentive Stock Option (other than an Incentive Stock Option that may be assumed or issued by the Company in connection with a transaction to which Section 424(a) of the Code applies) may be granted to a person who is ineligible to receive an Incentive Stock Option under the Code.

(b) Options. (i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine (A) the Participants to whom Options shall be granted, (B) subject to Section 4(a), the number of Shares subject to each Option to be granted to each Participant, (C) whether each Option shall be an Incentive Stock Option or a Nonqualified Stock Option and (D) the terms and conditions of each Option, including the vesting criteria, term, methods of exercise and methods and form of settlement. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code and any regulations related thereto, as may be amended from time to time. Each Option granted under the Plan shall be a Nonqualified Stock Option unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. If an Option is intended to be an Incentive Stock Option, and if, for any reason, such Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan; provided that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to Nonqualified Stock Options.

(ii) Exercise Price. The Exercise Price of each Share covered by each Option shall be not less than 100% of the Fair Market Value of such Share (determined as of the date the Option is granted); provided, however, in the case of each Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Affiliate, the per-Share Exercise Price shall be no less than 110% of the Fair Market Value per Share on the date of the grant. Each Option is, unless otherwise specified by the Committee, intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code.

(iii) Vesting and Exercise. Each Option shall be vested and exercisable at such times, in such manner and subject to such terms and conditions as the Committee may, in its sole and plenary discretion, specify in the applicable Award Agreement or thereafter. Except as otherwise specified by the Committee in the applicable Award Agreement, each Option may only be exercised to the extent that it has already vested at the time of exercise. Each Option shall be deemed to be exercised when written or electronic notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment pursuant to Section 6(b)(iv) for the Shares with respect to which the Award is exercised has been received by the Company. Exercise of each Option in any manner shall result in a decrease in the number of Shares that thereafter may be available for sale under the Option and, except as expressly set forth in

Sections 4(a) and 4(c), in the number of Shares that may be available for purposes of the Plan, by the number of Shares as to which the Option is exercised. The Committee may impose such conditions with respect to the exercise of each Option, including any conditions relating to the application of Federal or state securities laws, as it may deem necessary or advisable.

(iv) Payment. (A) No Shares shall be delivered pursuant to any exercise of an Option until payment in full of the aggregate Exercise Price therefor is received by the Company, and the Participant has paid to the Company (or the Company has withheld in accordance with Section 9(d)) an amount equal to any Federal, state, local and foreign income and employment taxes required to be withheld. Such payments may be made in cash (or its equivalent) or, in the Committee's sole and plenary discretion, (1) by exchanging Shares owned by the Participant (which are not the subject of any pledge or other security interest), (2) if there shall be a public market for the Shares at such time, subject to such rules as may be established by the Committee, through delivery of irrevocable instructions to a broker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver cash promptly to the Company, (3) by having the Company withhold Shares from the Shares otherwise issuable pursuant to the exercise of the Option or (4) through any other method (or combination of methods) as approved by the Committee; provided that the combined value of all cash and cash equivalents and the Fair Market Value of any such Shares so tendered to the Company, together with any Shares withheld by the Company in accordance with this Section 6(b)(iv) or Section 9(d), as of the date of such tender, is at least equal to such aggregate Exercise Price and the amount of any Federal, state, local or foreign income or employment taxes required to be withheld, if applicable.

(B) Wherever in the Plan or any Award Agreement a Participant is permitted to pay the Exercise Price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof of beneficial ownership of such Shares, in which case the Company shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

(v) Expiration. Except as otherwise set forth in the applicable Award Agreement, each Option shall expire immediately, without any payment, upon the earlier of (A) the tenth anniversary of the date the Option is granted and (B) three months after the date the Participant who is holding the Option ceases to be a director, officer, employee or consultant of the Company or one of its Affiliates. In no event may an Option be exercisable after the tenth anniversary of the date the Option is granted.

(c) SARs. (i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine (A) the Participants to whom SARs shall be granted, (B) subject to Section 4(a), the number of SARs to be granted to each Participant, (C) the Exercise Price thereof and (D) the conditions and limitations applicable to the exercise thereof.

(ii) Exercise Price. The Exercise Price of each Share covered by a SAR shall be not less than 100% of the Fair Market Value of such Share (determined as of the date the SAR is granted). Each SAR is, unless otherwise specified by the Committee, intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code.

(iii) Vesting and Exercise. Each SAR shall entitle the Participant to receive an amount upon exercise equal to the excess, if any, of the Fair Market Value of a Share on the date of exercise of the SAR over the Exercise Price thereof. The Committee shall determine, in its sole and plenary discretion, whether a SAR shall be settled in cash, Shares, other securities, other Awards, other property or a combination of any of the foregoing. Each SAR shall be vested and exercisable at such times, in such manner and subject to such terms and conditions as the Committee may, in its discretion, specify in the applicable Award Agreement or thereafter.

(iv) Other Terms and Conditions. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR; provided, however, that in no event may any SAR be exercisable after the tenth anniversary of the date the SAR is granted. Any determination by the Committee that is made pursuant to this Section 6(c)(iv) may be changed by the Committee from time to time and may govern the exercise of SARs granted or exercised thereafter.

(v) Substitution SARs. The Committee shall have the ability to substitute, without the consent of the affected Participant or any holder or beneficiary of SARs, SARs settled in Shares (or SARs settled in Shares or cash in the Committee's discretion) ("Substitution SARs") for outstanding Nonqualified Stock Options ("Substituted Options"); provided that (A) the substitution shall not otherwise result in a modification of the terms of any Substituted Option, (B) the number of Shares underlying the Substitution SARs shall be the same as the number of Shares underlying the Substituted Options and (C) the Exercise Price of the Substitution SARs shall be equal to the Exercise Price of the Substituted Options. If, in the opinion of the Company's auditors, this provision creates adverse accounting consequences for the Company, it shall be considered null and void.

(vi) Expiration. Except as otherwise set forth in the applicable Award Agreement, each SAR shall expire immediately, without any payment, upon the earlier of (A) the tenth anniversary of the date the SAR is granted and (B) three months after the date the Participant who is holding the SAR ceases to be a director, officer, employee or consultant of the Company or one of its Affiliates. In no event may a SAR be exercisable after the tenth anniversary of the date the SAR is granted.

(d) Restricted Shares and RSUs. (i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine (A) the Participants to whom Restricted Shares and RSUs shall be granted, (B) subject to Section 4(a), the number of Restricted Shares and RSUs to be granted to each Participant, (C) the duration of the period during which, and the conditions, if any, under which, the Restricted Shares and RSUs may vest or may be forfeited to the Company and (D) the terms and conditions of each such Award, including the vesting criteria, term, methods of exercise and methods and form of settlement.

(ii) Transfer Restrictions. Restricted Shares and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or as may be provided in the applicable Award Agreement; provided, however, that the Committee may in its discretion, determine that Restricted Shares and RSUs may be transferred by the Participant for no consideration. Each Restricted Share may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the applicable Participant, such certificates must bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of such certificates until such time as all applicable restrictions lapse.

(iii) Payment/Lapse of Restrictions. Each RSU shall be granted with respect to a specified number of Shares (or a number of Shares determined pursuant to a specified formula) or shall have a value equal to the Fair Market Value of a specified number of Shares (or a number of Shares determined pursuant to a specified formula). RSUs shall be paid in cash, Shares, other securities, other Awards or other property, as determined in the sole and plenary discretion of the Committee, upon the lapse of restrictions applicable thereto, or otherwise in accordance with the applicable Award Agreement. If a Restricted Share or an RSU is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, unless the grant of such Restricted Share or RSU is contingent on satisfaction of the requirements for the payment of "qualified performance-based compensation" under Section 162(m) of the Code (whether pursuant to Section 6(e) of this Plan or any other plan), all requirements set forth in Section 6(e) must be satisfied in order for the restrictions applicable thereto to lapse.

(e) Performance Compensation Awards. (i) General. The Committee shall have the authority, at the time of grant of any Award, to designate such Award (other than an Option or SAR) as a Performance Compensation Award in order for such Award to qualify as "qualified performance-based compensation" under Section 162(m) of the Code. Options and SARs granted under the Plan shall not be included among Awards that are designated as Performance Compensation Awards under this Section 6(e).

(ii) Eligibility. The Committee shall, in its sole discretion, designate within the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants shall be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant as eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle such Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 6(e). Moreover, designation of a Participant as eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant as eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

(iii) Discretion of the Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have discretion to select (A) the length of such Performance Period, (B) the type(s) of Performance Compensation Awards to be issued, (C) the Performance Criteria that shall be used to establish the Performance Goal(s), (D) the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply to the Company or any of its Subsidiaries, Affiliates, divisions or operational units, or any combination of the foregoing, and (E) the Performance Formula; provided that any such Performance Formula shall be objective and non-discretionary. Within the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(iv) Performance Criteria. Notwithstanding the foregoing, the Performance Criteria that shall be used to establish the Performance Goal(s) with respect to Performance Compensation Awards shall be based on the attainment of specific levels of performance of the Company or any of its Subsidiaries, Affiliates, divisions or operational units, or any combination of the foregoing, and shall be limited to the following: (A) share price, (B) net income or earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization), (C) operating income, (D) earnings per share (including specified types or categories thereof), (E) cash flow (including specified types or categories thereof), (F) cash flow return on capital, (G) revenues (including specified types or categories thereof), (H) return on stockholders' equity, (I) return on investment or capital, (J) return on assets, (K) gross or net profitability/profit margins, (L) objective measures of productivity or operating efficiency, (M) costs (including specified types or categories thereof), (N) budgeted expenses (operating and capital), (O) market share (in the aggregate or by segment), (P) level or amount of acquisitions (in terms of size, number of transactions or otherwise), (Q) economic value-added, (R), enterprise value, (S) book value, (T) working capital, (U) safety and accident rates and (V) days sales outstanding. Such Performance Criteria may be applied on an absolute basis, be relative to one or more peer companies of the Company or indices or any combination thereof or, if applicable, be computed on an accrual or cash accounting basis. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 days of the applicable Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective manner the method of calculating the Performance Criteria it selects to use for such Performance Period.

(v) Modification of Performance Goals. The Committee is authorized at any time during the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), or any time thereafter (but only to the extent the exercise of such authority after such 90-day period (or such shorter period, if applicable) would not cause the Performance Compensation Awards granted to any Participant for the Performance Period to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code), in its sole and plenary discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period to the extent permitted under Section 162(m) of the Code (A) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development affecting the Company, or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Goal) or (B) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Goal), or the financial statements of the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Goal), or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions.

(vi) Payment of Performance Compensation Awards. (A) Condition to Receipt of Payment. A Participant must be employed by the Company or one of its Subsidiaries on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. Notwithstanding the foregoing and to the extent permitted by Section 162(m) of the Code, in the discretion of the Committee, Performance Compensation Awards may be paid to Participants who have retired or whose employment has terminated prior to the last day of the Performance Period for which a Performance Compensation Award is made, or to the designee or estate of a Participant who died prior to the last day of a Performance Period.

(B) Limitation. Except as otherwise permitted by Section 162(m) of the Code, a Participant shall be eligible to receive payments in respect of a Performance Compensation Award only to the extent that (1) the Performance Goal(s) for the relevant Performance Period are achieved and certified by the Committee in accordance with Section 6(e)(vi)(C) and (2) the Performance Formula as applied against such Performance Goal(s) determines that all or some portion of such Participant's Performance Compensation Award has been earned for such Performance Period.

(C) Certification. Following the completion of a Performance Period, the Committee shall certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, to calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the objective Performance Formula. The Committee shall then determine the actual amount of each Participant's Performance Compensation Award for the Performance Period and, in so doing, may apply negative discretion as authorized by Section 6(e)(vi)(D).

(D) Negative Discretion. In determining the actual amount of an individual Performance Compensation Award for a Performance Period, the Committee may, in its sole and plenary discretion, reduce or eliminate the amount of the Award earned in the Performance Period, even if applicable Performance Goals have been attained and without regard to any employment agreement between the Company and a Participant.

(E) Discretion. Except as otherwise permitted by Section 162(m) of the Code, in no event shall any discretionary authority granted to the Committee by the Plan be used to (1) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained, (2) increase a Performance Compensation Award for any Participant at any time after the first 90 days of the Performance Period (or, if shorter, the maximum period allowed under Section 162(m) of the Code) or (3) increase the amount of a Performance Compensation Award above the maximum amount payable under Section 4(a) of the Plan.

(F) Form of Payment. In the case of any Performance Compensation Award other than a Restricted Share, RSU or other equity-based Award that is subject to performance-based vesting conditions, such Performance Compensation Award shall be payable, in the discretion of the Committee, in cash or in Restricted Shares, RSUs or fully vested Shares of equivalent value and shall be paid on such terms as determined by the Committee in its discretion. Any Restricted Shares and RSUs shall be subject to the terms of this Plan (or any successor equity-compensation plan) and any applicable Award Agreement. The number of Restricted Shares, RSUs or Shares that is equivalent in value to a dollar amount shall be determined in accordance with a methodology specified by the Committee within the first 90 days of the relevant Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code).

(f) Performance Units. (i) Grant. Subject to the provisions of the Plan, the Committee shall have sole and plenary authority to determine the Participants to whom Performance Units shall be granted.

(ii) Value of Performance Units. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met during a Performance Period, will determine in accordance with Section 4(a) the number and/or value of Performance Units that will be paid out to the Participant.

(iii) Earning of Performance Units. Subject to the provisions of the Plan, after the applicable Performance Period has ended, the holder of Performance Units shall be entitled to receive a payout of the number and value of Performance Units earned by the Participant over the Performance Period, to be determined by the Committee, in its sole and plenary discretion, as a function of the extent to which the corresponding Performance Goals have been achieved.

(iv) Form and Timing of Payment of Performance Units. Subject to the provisions of the Plan, the Committee, in its sole and plenary discretion, may pay earned Performance Units in the form of cash or in Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions in the applicable Award Agreement deemed appropriate by the Committee. The determination of the Committee with respect to the form and timing of payout of such Awards shall be set forth in the applicable Award Agreement. If a Performance Unit is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, all requirements set forth in Section 6(e) must be satisfied in order for a Participant to be entitled to payment.

(g) Cash Incentive Awards. (i) Grant. Subject to the provisions of the Plan, the Committee, in its sole and plenary discretion, shall have the authority to determine (A) the Participants to whom Cash Incentive Awards shall be granted, (B) subject to Section 4(a), the number of Cash Incentive Awards to be granted to each Participant, (C) the duration of the period during which, and the conditions, if any, under which, the Cash Incentive Awards may vest or may be forfeited to the Company and (D) the other terms and conditions of the Cash Incentive Awards. Each Cash Incentive Award shall have an initial value that is established by the Committee at the time of grant. The Committee shall set performance goals or other payment conditions in its discretion, which, depending on the extent to which they are met during a specified performance period, shall determine the number and/or value of Cash Incentive Awards that shall be paid to the Participant.

(ii) Earning of Cash Incentive Awards. Subject to the provisions of the Plan, after the applicable vesting period has ended, the holder of Cash Incentive Awards shall be entitled to receive a payout of the number and value of Cash Incentive Awards earned by the Participant over the specified performance period, to be determined by the Committee, in its sole and plenary discretion, as a function of the extent to which the corresponding performance goals or other conditions to payment have been achieved.

(iii) Payment. If a Cash Incentive Award is intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code, all requirements set forth in Section 6(e) must be satisfied in order for a Participant to be entitled to payment.

(h) Other Stock-Based Awards. Subject to the provisions of the Plan, the Committee shall have the sole and plenary authority to grant to Participants other equity-based or equity-related Awards (including, but not limited to, Deferred Share Units and fully vested Shares) (whether payable in cash, equity or otherwise) in such amounts and subject to such terms and conditions as the Committee shall determine; provided that any such Awards must comply, to the extent deemed desirable by the Committee, with Rule 16b-3 and applicable law.

(i) Dividends and Dividend Equivalents. In the sole and plenary discretion of the Committee, an Award, other than an Option or SAR or a Cash Incentive Award, may provide the Participant with dividends or dividend equivalents, payable in cash, Shares, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole and plenary discretion, including, (i) payment directly to the Participant, (ii) withholding of such amounts by the Company subject to vesting of the Award or (iii) reinvestment in additional Shares, Restricted Shares or other Awards.

SECTION 7. Amendment and Termination. (a) Amendments to the Plan. Subject to any applicable law or government regulation, to any requirement that must be satisfied if the Plan is intended to be a stockholder-approved plan for purposes of Section 162(m) of the Code and to the rules of the Applicable Exchange, the Plan may be amended, modified or terminated by the Board without the approval of the stockholders of the Company, except that stockholder approval shall be required for any amendment that would (i) increase the Plan Share Limit or the Plan ISO Limit, (ii) change the class of employees or other individuals eligible to participate in the Plan or (iii) result in the amendment, cancelation or action described in clause (i), (ii) or (iii) of the second sentence of Section 7(b) being permitted without approval by the Company's stockholders; provided, however, that any adjustment under Section 4(b) shall not constitute an increase for purposes of Section 7(a)(i). No amendment, modification or termination of the Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted, materially and adversely affect the rights of such Participant (or his or her transferee) under such Award, unless otherwise provided by the Committee in the applicable Award Agreement.

(b) Amendments to Awards. The Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any Award theretofore granted, prospectively or retroactively; provided, however, that, except as set forth in the Plan, unless otherwise provided by the Committee in the applicable Award Agreement, any such waiver, amendment, alteration, suspension, discontinuance, cancelation or termination that would materially and adversely impair the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the applicable Participant, holder or beneficiary. Notwithstanding the preceding sentence, in no event may any Option or SAR (i) be amended to decrease the Exercise Price thereof, (ii) be cancelled at a time when its Exercise Price exceeds the Fair Market Value of the underlying Shares in exchange for another Option or SAR or any Restricted Share, RSU, other equity-based Award, award under any other equity-compensation plan or any cash payment or (iii) be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option or SAR, unless such amendment, cancellation or action is approved by the Company's stockholders. For the avoidance of doubt, an adjustment to the Exercise Price of an Option or SAR that is made in accordance with Section 4(b) or Section 8 shall not be considered a reduction in Exercise Price or "repricing" of such Option or SAR.

(c) Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. Subject to Section 6(e)(v) and the final sentence of Section 7(b), the Committee is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4(b) or the occurrence of a Change of Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law (i) whenever the Committee, in its sole and plenary discretion, determines that such adjustments are appropriate or desirable, including, without limitation, providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event, (ii) if deemed appropriate or desirable by the Committee, in its sole and plenary discretion, by providing for a cash payment to the holder of an Award in consideration for the cancelation of such Award, including, in the case of an outstanding Option or SAR, a cash payment to the holder of such Option or SAR in consideration for the cancelation of such Option or SAR in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate Exercise Price of such Option or SAR and (iii) if deemed appropriate or desirable by the Committee, in its sole and plenary discretion, by canceling and terminating any Option or SAR having a per-Share Exercise Price equal to, or in excess of, the Fair Market Value of a Share subject to such Option or SAR without any payment or consideration therefor.

SECTION 8. Change of Control. Unless otherwise provided in the applicable Award Agreement, in the event of a Change of Control, unless provision is made in connection with the Change of Control for (a) assumption of Awards previously granted or (b) substitution for such Awards of new awards covering stock of a successor corporation or its "parent corporation" (as defined in Section 424(e) of the Code) or "subsidiary corporation" (as defined in Section 424(f) of the Code) with appropriate adjustments as to the number and kinds of shares and the Exercise Prices, if applicable, (i) any outstanding Options or SARs then held by Participants that are unexercisable or otherwise unvested shall automatically be deemed exercisable or otherwise vested, as the case may be, as of immediately prior to such Change of Control, (ii) all Performance Units, Cash Incentive Awards and Awards designated as Performance Compensation Awards shall be paid out as if the date of the Change of Control were the last day of the applicable Performance Period and "target" performance levels had been attained and (iii) all other outstanding Awards (i.e., other than Options, SARs, Performance Units, Cash Incentive Awards and Awards designated as Performance Compensation Awards) then held by Participants that are unexercisable, unvested or still subject to restrictions or forfeiture, shall automatically be deemed exercisable and vested and all restrictions and forfeiture provisions related thereto shall lapse as of immediately prior to such Change of Control.

SECTION 9. General Provisions. (a) Nontransferability. Except as otherwise specified in the applicable Award Agreement, during the Participant's lifetime each Award (and any rights and obligations thereunder) shall be exercisable only by the Participant, or, if permissible under applicable law, by the Participant's legal guardian or representative, and no Award (or any rights and obligations thereunder) may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that (i) the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance and (ii) the Board or the Committee may permit further transferability, on a general or specific basis, and may impose conditions and limitations on any permitted transferability; provided, however, that Incentive Stock Options shall not be transferable in any way that would violate Section 1.422-2(a)(2) of the Treasury Regulations and in no event may any Award (or any rights and obligations thereunder) be transferred in any way in exchange for value. All terms and conditions of the Plan and all Award Agreements shall be binding upon any permitted successors and assigns.

(b) No Rights to Awards. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated.

(c) Share Certificates. All certificates for Shares or other securities of the Company or any Affiliate delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement or the rules, regulations and other requirements of the SEC, the Applicable Exchange and any applicable Federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(d) Withholding. (i) Authority to Withhold. A Participant may be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any Award, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant, the amount (in cash, Shares, other securities, other Awards or other property) of any applicable withholding taxes in respect of an Award, its exercise or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such taxes.

(ii) Alternative Ways to Satisfy Withholding Liability. Without limiting the generality of clause (i) above, subject to the Committee's discretion, a Participant may satisfy, in whole or in part, the foregoing withholding liability by delivery of Shares owned by the Participant (which are not subject to any pledge or other security interest) having a Fair Market Value equal to such withholding liability or by having the Company withhold from the number of Shares otherwise issuable pursuant to the exercise of the Option or SAR, or the lapse of the restrictions on any other Award (in the case of SARs and other Awards, if such SARs and other Awards are settled in Shares), a number of Shares having a Fair Market Value equal to such withholding liability.

(e) Section 409A. (i) It is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code.

(ii) No Participant or the creditors or beneficiaries of a Participant shall have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under the Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to any Participant or for the benefit of any Participant under the Plan may not be reduced by, or offset against, any amount owing by any such Participant to the Company or any of its Affiliates.

(iii) If, at the time of a Participant's separation from service (within the meaning of Section 409A of the Code), (A) such Participant shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (B) the Company shall make a good faith determination that an amount payable pursuant to an Award constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company shall not pay such amount on the otherwise scheduled payment date but shall instead pay it on the first business day after such six-month period. Such amount shall be paid without interest, unless otherwise determined by the Committee, in its sole discretion, or as otherwise provided in any applicable employment agreement between the Company and the relevant Participant.

(iv) Notwithstanding any provision of the Plan to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to any Award as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such Participant or for such Participant's account in connection with an Award (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its Affiliates shall have any obligation to indemnify or otherwise hold such Participant harmless from any or all of such taxes or penalties.

(f) Award Agreements. Each Award hereunder shall be evidenced by an Award Agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including the effect on such Award of the death, disability or termination of employment or service of a Participant and the effect, if any, of such other events as may be determined by the Committee.

(g) No Limit on Other Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the grant of options, restricted stock, shares, other types of equity-based awards (subject to stockholder approval if such approval is required) and cash incentive awards, and such arrangements may be either generally applicable or applicable only in specific cases.

(h) No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as a director, officer, employee or consultant of or to the Company or any Affiliate, nor shall it be construed as giving a Participant any rights to continued service on the Board. Further, the Company or an Affiliate may at any time dismiss a Participant from employment or discontinue any directorship or consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.

(i) No Rights as a Stockholder. No Participant or holder or beneficiary of any Award shall have any rights as a stockholder with respect to any Shares to be distributed under the Plan until he or she has become the holder of such Shares. In connection with each grant of Restricted Shares, except as provided in the applicable Award Agreement, the Participant shall be entitled to the rights of a stockholder (including the right to vote) in respect of such Restricted Shares. Except as otherwise provided in Section 4(b), Section 7(c) or the applicable Award Agreement, no adjustments shall be made for dividends or distributions on (whether ordinary or extraordinary, and whether in cash, Shares, other securities or other property), or other events relating to, Shares subject to an Award for which the record date is prior to the date such Shares are delivered.

(j) Governing Law. The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Award Agreement shall be determined in accordance with the laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

(k) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(l) Other Laws; Restrictions on Transfer of Shares. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole and plenary discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary. Without limiting the generality of the foregoing, no Award granted hereunder shall be construed as an offer to sell securities of the Company, and no such offer shall be outstanding, unless and until the Committee in its sole and plenary discretion has determined that any such offer, if made, would be in compliance with all applicable requirements of the Federal and any other applicable securities laws.

(m) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on one hand, and a Participant or any other Person, on the other. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or such Affiliate.

(n) Recoupment of Awards. Any Award Agreement may provide for recoupment by the Company of all or any portion of an Award if the Company's financial statements are required to be restated due to noncompliance with any financial reporting requirement under the Federal securities laws. This Section 9(n) shall not be the Company's exclusive remedy with respect to such matters.

(o) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Shares or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(p) Requirement of Consent and Notification of Election Under Section 83(b) of the Code or Similar Provision. No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee in writing prior to the making of such election. If an Award recipient, in connection with the acquisition of Shares under the Plan or otherwise, is expressly permitted under the terms of the applicable Award Agreement or by such Committee action to make such an election and the Participant makes the election, the Participant shall notify the Committee of such election within ten days of filing notice of the election with the Internal Revenue Service (or any successor thereto) or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or any other applicable provision.

(q) Requirement of Notification Upon Disqualifying Disposition Under Section 421(b) of the Code. If any Participant shall make any disposition of Shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such Participant shall notify the Company of such disposition within ten days of such disposition.

(r) Headings and Construction. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Whenever the words "include", "includes" or "including" are used in this Plan, they shall be deemed to be followed by the words "but not limited to".

SECTION 10. Term of the Plan. (a) Effective Date. The Plan shall be effective as of the Approval Date.

(b) Expiration Date. No Award shall be granted under the Plan after the tenth anniversary of the Approval Date. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award granted hereunder, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award or to waive any conditions or rights under any such Award, shall nevertheless continue thereafter.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the Fiscal Year Ended December 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number: 001-32172**

# XPO Logistics, Inc.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **03-0450326** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**429 Post Road**
**Buchanan, MI 49107**
**(Address of principal executive offices)**

**(269) 695-2700**
**(Registrant's telephone number)**

**Securities registered under Section 12(b) of the Exchange Act:**

| Title of Each Class: | Name of Each Exchange on Which Registered: |
|---|---|
| Common Stock, par value $.001 per share | NYSE Amex |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☑ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): Yes ☐ No ☑

The aggregate market value of the registrant's common stock, par value $0.001 per share, held by non-affiliates of the registrant was approximately $84.9 million as of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing price of $12.44 per share on the NYSE Amex on that date.

As of February 20, 2012, there were 8,369,249 shares of the registrant's common stock, par value $0.001 per share, outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2012 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

## XPO LOGISTICS, INC.
## FORM 10-K—FOR THE YEAR ENDED DECEMBER 31, 2011

### TABLE OF CONTENTS



**Exhibit Index**

This Annual Report on Form 10-K is for the year ended December 31, 2011. The Securities and Exchange Commission (the "Commission") allows us to incorporate by reference information that we file with the Commission, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this Annual Report. In addition, information that we file with the Commission in the future will automatically update and supersede information contained in this Annual Report. In this Annual Report, "Company," "we," "us" and "our" refer to XPO Logistics, Inc. and its subsidiaries.

## PART I

***Cautionary Statement Regarding Forward-Looking Statements***

*This Annual Report on Form 10-K and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed elsewhere in this Annual Report, including the section entitled "Risk Factors", the risks in the Company's filings with the Commission and the following: economic conditions generally; competition; the Company's ability to find suitable acquisition candidates and execute its acquisition strategy; the Company's ability to raise capital; the Company's ability to attract and retain key employees to execute its growth strategy; the Company's ability to develop and implement a suitable information technology system; the Company's ability to maintain positive relationships with its network of third-party transportation providers; and governmental regulation. All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The following discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and related Notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.*

## ITEM 1. *BUSINESS*

### General

XPO Logistics, Inc., a Delaware corporation (the "Company", "we", "our" or "us"), is a third party logistics provider of freight transportation services through three non-asset based or asset-light business units: Expedited Transportation, Freight Forwarding and Freight Brokerage. These business units provide services complementary to each other, effectively giving us a platform for expansion in three distinct areas of the transportation industry.

| Business Unit | Subsidiary(ies) | Primary Office Location(s) | Date Initiated or Acquired |
|---|---|---|---|
| Expedited Transportation | Express-1 | Buchanan, Michigan | August 2004 |
| Freight Forwarding | Concert Group Logistics | Downers Grove, Illinois | January 2008 |
| Freight Brokerage | Bounce Logistics and XPO Logistics | South Bend, Indiana and Phoenix, Arizona | March 2008 |

*Expedited Transportation*—Express-1, Inc. ("Express-1") was founded in 1989 and acquired in 2004. Express-1 provides time-critical expedited transportation to its customers, most typically through carrier arrangements that assign one truck to a load, with a specified delivery time requirement. Most of the services provided by Express-1 are completed via a fleet of exclusive-use vehicles that are owned and operated by independent contract drivers.

*Freight Forwarding*—Concert Group Logistics, Inc. ("CGL") was founded in 2001 and acquired in 2008. CGL provides freight forwarding services through a network of independently owned stations and Company-owned branches located throughout the United States. These stations and branches are responsible for selling and operating freight forwarding transportation services within their geographic area under the authority of CGL. In October 2009, certain assets and liabilities of LRG International Inc. (now known as CGL International) were purchased to complement the operations of CGL through two Florida branches that primarily provide international freight forwarding services. The financial reporting of this operation has been included within CGL.

*Freight Brokerage*—Through our Freight Brokerage unit, we arrange freight transportation and provide related logistics and supply chain services to customers in North America, ranging from commitments on specific individual shipments to more comprehensive and integrated relationships. From January 2008 until the fourth quarter of 2011, we provided these services solely through our Bounce Logistics, Inc. subsidiary ("Bounce Logistics"). During the fourth quarter of 2011, we opened a sales office in Phoenix, Arizona, which provides freight brokerage services under the name "XPO Logistics". The Phoenix office is the first of several cold-start sales offices we plan to open during the next two years.

The Company generally does not own its own trucks, ships or planes; instead we use a network of relationships with ground, ocean and air carriers to find the best transportation solutions for our customers. This allows capital to be invested primarily in expanding our workforce of talented people who are adept in the critical areas of competitive selling, price negotiation, carrier relations and customer service.

## Growth Strategy

Following a significant equity investment by Jacobs Private Equity, LLC ("JPE") in the Company in September 2011 (as described below under "Recent Developments"), we began to implement a growth strategy that will leverage our strengths—including management expertise, substantial liquidity and potential access to additional capital—in pursuit of profitable growth. Our strategy anticipates that this will be facilitated by a highly experienced executive team recently put in place, and by new technology that will integrate our operations on a shared platform for cross-company benchmarking and analysis.

Our growth strategy focuses on the following three key areas:

- *Targeted acquisitions*—We intend to make selective acquisitions of non-asset based logistics freight brokerage businesses that would benefit from our greater scale and potential access to capital, and we may make similar acquisitions of freight forwarding, expedited and intermodal service businesses, among others. We believe that we are in a position to make the first phase of acquisitions by using existing cash and expanding our credit facilities.
- *Organic growth*—We plan to establish new freight brokerage offices in locations across North America, and we are actively recruiting managers with a proven track record of building successful brokerage operations. We expect the new brokerage offices to generate revenue growth by developing customer and carrier relationships in new territories.
- *Optimized operations*—We intend to optimize our existing operations, acquired companies and greenfield locations by investing in an expanded sales and service workforce, implementing an advanced information technology infrastructure, incorporating industry best practices, and leveraging scale to share capacity more efficiently and increase buying power.

## Recent Developments

### *Equity Investment*

In September 2011, pursuant to the Investment Agreement, dated as of June 13, 2011 (the "Investment Agreement"), by and among JPE, the other investors party thereto (collectively with JPE, the "Investors") and the

Company, we issued to the Investors, for $75.0 million in cash: (i) an aggregate of 75,000 shares of our Series A Convertible Perpetual Preferred Stock (the "Series A Preferred Stock"), which are initially convertible into an aggregate of 10,714,286 shares of our common stock, and (ii) warrants initially exercisable for an aggregate of 10,714,286 shares of our common stock at an initial exercise price of $7.00 per common share (the "Warrants"). Our stockholders approved the issuance of the Series A Preferred Stock and the Warrants at the special meeting of our stockholders on September 1, 2011. We refer to this investment as the "Equity Investment." See Note 10 to our audited Consolidated Financial Statements in Item 8 of this Annual Report.

The conversion feature of the Series A Preferred Stock was determined to be a beneficial conversion feature ("BCF") based on the effective initial conversion price and the market value of our common stock at the commitment date for the issuance of the Series A Preferred Stock. Generally accepted accounting principles in the United States ("US GAAP") require that we recognize the BCF related to the Series A Preferred Stock as a discount on the Series A Preferred Stock and amortize such amount as a deemed distribution through the earliest conversion date. The calculated value of the BCF was in excess of the relative fair value of net proceeds allocated to the Series A Preferred Stock. Accordingly, during the third quarter of 2011 we recorded a discount on the Series A Preferred Stock of $44.2 million with immediate recognition of this amount as a deemed distribution because the Series A Preferred Stock is convertible at any time.

***Change of Company Name***

In connection with the closing of the Equity Investment, our name was changed from "Express-1 Expedited Solutions, Inc." to "XPO Logistics, Inc." on September 2, 2011. Our stockholders approved the amendment to our certificate of incorporation effecting the name change at the special meeting of our stockholders on September 1, 2011.

***Reverse Stock Split***

In connection with the closing of the Equity Investment, we effected a 4-for-1 reverse stock split on September 2, 2011. Our stockholders approved the amendment to our certificate of incorporation effecting the reverse stock split at the special meeting of our stockholders on September 1, 2011. Unless otherwise noted, all share-related amounts in this Annual Report and our audited Consolidated Financial Statements and the related Notes thereto reflect the reverse stock split.

In connection with the reverse stock split, our stockholders received one new share of our common stock for every four shares of common stock held at the effective time. The reverse stock split reduced the number of shares of outstanding common stock from 33,011,561 to 8,252,891. Proportional adjustments were made to the number of shares issuable upon the exercise of outstanding options to purchase shares of common stock and the per share exercise price of those options.

***Increase in Authorized Shares of Common Stock***

In connection with the closing of the Equity Investment, the number of authorized shares of our common stock was increased from 100,000,000 shares to 150,000,000 shares on September 2, 2011. Our stockholders approved the amendment to our certificate of incorporation effecting the increase in the number of authorized shares of common stock at the special meeting of the Company's stockholders on September 1, 2011.

## Our Business Units

As of December 31, 2011, our operations consisted of three business units: Expedited Transportation, Freight Forwarding and Freight Brokerage. Each of these business units is described more fully below. In accordance with US GAAP, we have summarized business unit financial information under Note 17 in the audited Consolidated Financial Statements included in Item 8 of this Annual Report. Accounting policies for the reportable operating units are the same as those described in the summary of significant accounting policies in Note 1 to the audited Consolidated Financial Statements contained in Item 8 of this Annual Report. The table below contains some basic information relating to our units.

**XPO Logistics, Inc.**
**Business Unit Financial Data**

| | Year | Revenues | Operating Income | Total Assets |
|---|---|---|---|---|
| Expedited Transportation* | 2011 | $ 87,558,000 | $8,199,000 | $ 22,448,000 |
| | 2010 | 76,644,000 | 7,606,000 | 24,509,000 |
| | 2009 | 50,642,000 | 3,446,000 | 23,381,000 |
| Freight Forwarding* | 2011 | 65,148,000 | 1,545,000 | 23,394,000 |
| | 2010 | 65,222,000 | 1,882,000 | 25,106,000 |
| | 2009 | 41,162,000 | 1,121,000 | 23,509,000 |
| Freight Brokerage* | 2011 | 29,186,000 | 1,305,000 | 4,854,000 |
| | 2010 | 19,994,000 | 865,000 | 4,836,000 |
| | 2009 | 10,425,000 | 458,000 | 2,150,000 |
| Express-1 Dedicated (Discontinued) | 2009 | 666,000 | 28,000 | — |
| Consolidated Totals | 2011 | 177,076,000 | 1,724,000 | 127,641,000 |
| | 2010 | 157,987,000 | 8,446,000 | 56,672,000 |
| | 2009 | $100,136,000 | $3,171,000 | $ 49,039,000 |

* Includes intercompany revenue and assets which are eliminated in the consolidated totals.

See the Comparative Financial Table for details.

### *Expedited Transportation (Express-1)*

Offering expedited transportation services to thousands of customers from its Buchanan, Michigan facility, Express-1 has become one of the largest ground expedited freight carriers in North America, handling approximately 90,000 shipments during 2011. Expedited transportation services can be characterized as time-critical, time-sensitive or high priority freight shipments, many of which have special handling needs. Expedited transportation providers typically manage a fleet of vehicles, ranging from cargo vans to semi-tractor trailer units. The dimensions for each shipment dictate the size of vehicle used to move the freight in addition to the related revenue per mile. Expedited transportation services are unique and can be differentiated since the movements are typically created due to an emergency or time-sensitive situation. Expediting needs arise due to tight supply chain tolerances, interruptions or changes in the supply chain, or failures within another mode of transportation within the supply chain. Expedited shipments are predominantly direct transit movements offering door-to-door service within tightly prescribed time parameters.

Customers offer loads to Express-1 via telephone, fax, e-mail or the Internet on a daily basis, with only a small percentage of these loads being scheduled for future delivery dates. Contracts, as is common within the transportation industry, typically relate to terms and rates, but not committed business volumes. Customers are free to choose their expedited transportation providers on an at-will basis, which underscores Express-1's commitment to total customer satisfaction. Express-1 offers an ISO 9001:2008 certified, 24-hour, seven day-a-week call center allowing its customers immediate communication and status updates relating to their shipments. Express-1's commitment to excellence was again recognized as Express-1 received the "Carrier of the Year" award from the UPS Freight Urgent Services group in addition to being recognized by Whirlpool Corporation as "Special Services Supplier of the Year" for 2011. Additionally, we were awarded Nasstrac "Expedited Carrier of the Year Award" for the second straight year in 2009 and were also named a top 100 carrier by Inbound Logistics in 2010.

Express-1 is predominantly a non-asset based service provider, meaning that substantially all of the transportation equipment used in its operation is provided by third parties. These third-party owned vehicles are driven by independent contract drivers and by drivers engaged directly by independent owners of multiple pieces of equipment, commonly referred to as fleet owners.

Express-1 serves its customers between points within the United States. In addition, Express-1 arranges for transportation services to be provided to its customers to and within Mexico and Canada by an independent transportation provider. Express-1's Canadian and Mexican transportation services are provided to customers who are located primarily in the United States. As of December 31, 2011, we employed 122 full-time employees to support our Express-1 operations.

***Freight Forwarding (Concert Group Logistics)***

Concert Group Logistics ("CGL"), headquartered in Downers Grove, Illinois, is a non-asset based freight forwarding company. The CGL operating model is designed to attract and reward independent owners of freight forwarding operations in various domestic markets. These independent owners operate stations within exclusive geographical regions under contracts with CGL. We believe the use of the independent station owner network provides competitive advantages in the domestic market place, particularly in smaller and mid-size markets. As of December 31, 2011, CGL supported its 23 independently owned stations with 38 full-time employees, including employees at CGL's owned Tampa and Miami branches.

Through its owned stations and the expertise of its network of independent station owners, CGL has the capability to provide logistics services on a global basis. CGL's services are not restricted by size, weight, mode or location and can be tailored to meet the transportation requirements of its client base. The major domestic and international services provided by CGL are outlined below.

*Domestic Offerings*—time critical services including as-soon-as-possible, air charter and expedites; time sensitive services including next day, second day and third day deliveries; and cost sensitive services including deferred delivery, less than truckload (LTL) and full truck load (FTL).

*International Offerings*—time critical services including on-board courier and air charters; time sensitive services including direct transit and consolidation; and cost sensitive services including less-than-container loads, full-container-loads and vessel charters.

*Other Service Offerings*—value added services include: documentation on international shipments, customs clearance; customized services including trade show shipment management, time definite and customized product distributions, reverse logistics and on-site asset recovery projects, installation coordination, freight optimization and diversity compliance support.

***Freight Brokerage (Bounce Logistics and XPO Logistics)***

Through our Freight Brokerage business, we arrange freight transportation and related logistics and supply-chain services. We are considered non-asset based and generally do not own any trucks; instead, we rely on our network of subcontracted transportation providers, which typically are independent contract motor carriers. We make a profit on the difference between what we charge our customers for the services we provide and what we pay to the subcontracted transportation providers to transport our customers' freight. The services we provide range from commitments on a single shipment to more comprehensive and integrated relationships. Our success depends on our ability to find a suitable transportation provider at the right time, place and price to provide freight transportation services for our customers.

From January 2008 until the fourth quarter of 2011, we provided freight brokerage services solely through our Bounce Logistics, Inc. subsidiary. During the fourth quarter of 2011, we opened a sales office in Phoenix, Arizona, which provides freight brokerage services under the name XPO Logistics. The Phoenix office is the first of several cold-start sales offices we plan to open during the next two years. Bounce Logistics' operating model is to provide premium freight brokerage services to customers in need of greater customer service levels than those typically offered in the marketplace. Bounce also services other customers in need of non-expedited premium transportation movements. As of December 31, 2011, our Freight Brokerage employed 38 full-time employees within its operations.

***Express-1 Dedicated—Discontinued Operations***

The operations of our Express-1 Dedicated business unit were classified as discontinued during the fourth quarter of 2008, due to the loss of a dedicated services contract with a domestic automotive company. As of the contract termination date, February 28, 2009, all operations ceased and all employees were released from service. The facility lease was transferred to a third party and all equipment was either sold or redeployed for use elsewhere within our operations without incurring any material impairments or losses. All revenues and costs associated with this operation have been accounted for, net of taxes, in the line item labeled "Income from discontinued operations" for all years presented in the Consolidated Statements of Operations.

**Information Systems**

The transportation industry increasingly relies upon information technology to link the shipper with its inventory and as an analytical tool to optimize transportation solutions.

Our goal is to develop a customized, proprietary software application that is integrated with a packaged base software platform that we license from a third party. We expect this customized IT solution to enable us to integrate our three operating divisions and provide our customers with cost effective, timely and reliable access to carrier capacity, which we expect to give us an advantage as compared to companies against which we compete that use non-customized, or less significantly customized, packaged software systems. By developing a customized, proprietary technology solution, we plan to improve our productivity through automation and process optimization, and to be in position to effectively integrate our anticipated acquisitions and leverage our scale across our multiple business lines. During the first quarter of 2012, we expect to complete the initial development phase of our IT strategy, with subsequent phases of custom-built software upgrades planned over the following two years.

More specific to our Express-1 fleet, we utilize satellite tracking and communication units on the vehicles in our fleet to continually update the position of equipment. We have the ability to communicate to individual units or to a larger group of units, based upon our specific needs. Information received through our satellite tracking and communication system automatically updates our internal software and provides our customers with real-time electronic updates.

Within our Freight Forwarding business unit we utilize a freight forwarding software package with customization exclusive to our CGL network. We offer on-line shipment entry, quoting and "track-and-trace" for domestic and international shipments, as well as EDI messaging.

Technology represents one of our largest categories of investment within our annual capital expenditure budget, and we believe the continual enhancement of our technology platforms is critical to our success.

### Customers, Sales and Marketing

Our business units provide services to a variety of customers ranging in size from small entrepreneurial organizations to Fortune 500 companies. In 2011, we collectively served more than 4,000 different customers. Our customers are engaged within industries such as: major domestic and foreign automotive manufacturing, production of automotive components and supplies, commercial printing, durable goods manufacturing, pharmaceuticals, food and consumer products and the high tech sector. We have hazmat authority and transport lower risk hazardous materials such as automotive paint and batteries on occasion. In addition, we serve third-party logistics providers (3PLs), who themselves serve a multitude of customers and industries. Our 3PL customers vary in size from small, independent, single facility organizations to large, global logistics companies. Within our Expedited Transportation and Freight Brokerage business units, our services are marketed within the United States, Canada and Mexico. In addition to offering services within these same markets, our Freight Forwarding unit also provides international services by both air and ocean as well as other value added services.

We maintain a staff of external sales representatives and related support staff within Express-1, CGL and Bounce Logistics. Within Concert Group Logistics, sales are also initiated by our network of independent-owned stations, which manage the sales relationships within their exclusive markets. We believe our independent station ownership structure enables salespeople to better serve customers by developing a broad knowledge of logistics, local and regional market conditions, and specific logistics issues facing individual customers. Under the guidance of these experienced entrepreneurs, independent stations are given significant latitude to pursue opportunities and to commit resources to better serve customers.

We consistently seek to establish long-term relationships with new accounts and to increase the amount of business done with our existing customers. We are committed to providing our customers with a full range of logistics services. Our ability to offer multiple services through each of our business units represents a competitive advantage within the transportation industry.

During 2011, no customer accounted for more than 8% of our consolidated gross revenues. Although no individual customer exceeded this threshold and individual customer rankings within our top customers change from time to time, we rely upon our relationship with these large accounts in the aggregate for a significant portion of our revenues. Any interruption or decrease in the business volume awarded by these customers could have a materially adverse impact on our revenues and resulting profitability.

### Competition

The transportation industry is intensely competitive with thousands of transportation companies competing in the domestic and international markets. Our competitors include local, regional, national and international companies with the same specialties that our business segments provide. Our business segments do not operate from a position of dominance and therefore must operate daily to retain established business relationships and forge new relationships in this competitive framework.

We compete on service, reliability and rates. Some competitors have larger client bases, significantly more resources and more experience than we do. The health of the transportation industry will continue to be a function of domestic and world economic growth. However, we believe we will benefit from the long-term outsourcing trend that should continue to enable the freight brokerage sector to grow at above-market rates.

### Regulation

Our operations are regulated and licensed by various governmental agencies in the United States. Such regulations impact us directly, including through our independent contractor driver fleet, and indirectly through our network of third party transportation providers we need to transport freight for our customers. We and such third parties must comply with the safety and fitness regulations of the Department of Transportation ("DOT"), including those relating to drug- and alcohol-testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, independent contractor drivers' hours-of-service, independent contractor driver eligibility requirements, on-board reporting of operations, air cargo security and other matters affecting safety or operating methods. Other agencies, such as the Environmental Protection Agency ("EPA") and Department of Homeland Security ("DHS"), also regulate our equipment, operations and independent contractor drivers.

The DOT, through the Federal Motor Carrier Safety Administration ("FMCSA"), imposes safety and fitness regulations on us, our independent contractor drivers, and our network of third party transportation providers. The FMCSA recently issued a final rule that placed additional limits on the amount of time drivers may operate a commercial motor vehicle. We are unable to predict the impact that the new hours-of-service rules may have, how a court may rule on challenges to such rules, and to what extent the FMCSA might attempt to materially revise the rules. On the whole, however, we believe that the new rules will decrease productivity and cause some loss of efficiency. Drivers and shippers may need to be retrained, computer programming may require modifications, additional independent contractor drivers may need to be engaged, our independent contractor drivers may experience a negative impact on their results and exit the market, our network of third party transportation providers may have their productivity decreased, may have to pay more for drivers, and may pass the additional expense on to us, additional independent contractor drivers may need to be recruited, and some shipping lanes may need to be reconfigured. We also are unable to predict the effect of any new rules that might be proposed if the issued rule is stricken by a court, but any such proposed rules could increase costs in our industry or decrease productivity.

The FMCSA's CSA 2010 introduces a new enforcement and compliance model that implements driver standards in addition to the company standards currently in place. CSA 2010 ranks both fleets and individual drivers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories, or "BASICs," which include Unsafe Driving, Fatigued Driving (Hours-of-Service), Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Cargo-Related and Crash Indicator. Under the new regulations, the methodology for determining a carrier's DOT safety rating has been expanded to include the on-road safety performance of the carrier's drivers, including independent contractor drivers. As a result, certain current and potential independent contractor drivers may no longer be eligible to drive for us, our fleet could be ranked poorly as compared to our peer firms, and our safety rating could be adversely impacted. Our network of third party transportation providers may experience a similar result. A reduction in eligible independent contractor drivers or a poor fleet ranking may result in difficulty attracting and retaining qualified independent contractor drivers and could cause our customers to direct their business away from us and to carriers with higher fleet rankings, which would adversely affect our results of operations.

The FMCSA also is considering revisions to the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Our subsidiary with motor carrier operating authority currently has a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. Under the revised rating system being considered by the FMCSA, the safety rating at subsidiaries with operating authority would be evaluated more regularly, and our safety rating would reflect a more in-depth assessment of safety-based violations.

The FMCSA has issued new rules that will require nearly all carriers, including us, to install and use electronic, on-board recorders in their tractors. Such recorders will increase costs and may not be well-received by independent contractor drivers.

At this time, we transport only low-to-medium-risk hazardous materials, representing a very small percentage of our total shipments. The Transportation Security Administration ("TSA") has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified independent contractor drivers, which could require us to increase independent contractor driver compensation or limit our fleet growth.

Tax and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractor drivers as employees, including legislation to increase the recordkeeping requirements for employers of independent contractor drivers and to heighten the penalties of employers who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice. Most recently, federal legislators are considering a bill that, if enacted, would, among other things, expand the Fair Labor Standards Act to cover "non-employees" who perform labor or services for businesses, even if the "non-employees" are properly classified as independent contractors; require every business to provide written notice to all workers of their classification as either an "employee" or a "non-employee"; and impose penalties of $1,100 to $5,000 per worker for a violation of the notice requirements or for misclassifying an "employee" as a "non-employee." Some states have put initiatives in place to increase their revenues from items such as unemployment, workers' compensation and income taxes, and a reclassification of independent contractor drivers as employees would help states with this initiative. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

For domestic business, our Freight Forwarding business unit is also subject to regulation by the DOT regarding air cargo security for all loads, regardless of origin and destination. CGL is regulated as an "indirect air carrier" by the DHS and TSA. These agencies provide requirements, guidance and, in some cases, licensing to the freight forwarding industry. This ensures that we have satisfactorily completed the security requirements and qualifications, adhered to the economic regulations, and implemented the required policies and procedures. These agencies require companies to fulfill these qualifications prior to transacting various types of business. Failure to do so could result in penalties and fines. The air cargo industry is subject to regulatory and legislative changes that could affect the economics of the industry by requiring changes in operating practices or influencing the demand for and the costs of providing services to clients.

For our international operations, CGL is a member of the International Air Transportation Association ("IATA"), a voluntary association of airlines and forwarders, which outlines operating procedures for freight forwarders acting as agents for its members. A substantial portion of our international air freight business is completed with other IATA members. For international ocean business, we are registered as an Ocean Transportation Intermediary ("OTI") by the Federal Maritime Commission ("FMC"), which establishes the qualifications, regulations and bonding requirements to operate as an OTI for businesses originating and terminating in the U.S. Our international operations subject us to regulations of the U.S. Department of State, U.S. Department of Commerce and the U.S. Department of Treasury. Regulations cover matters such as what commodities may be shipped to what destination and to what end-user, unfair international trade practices, and limitations on entities with which we may conduct business.

We and our independent contractor drivers are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, emissions from vehicles, engine-idling, discharge and retention of storm water, and other environmental matters that involve inherent environmental risks. We have instituted programs to monitor and control environmental risks and maintain compliance with applicable environmental laws. We would be responsible for the cleanup of any releases caused by our operations or business, and in the past we have been responsible for the costs of cleanup of diesel fuel spills caused by traffic accidents or other events. We generally transport only hazardous materials rated as low-to-medium-risk, and a small percentage of our total shipments contain hazardous materials. We believe that our operations are in substantial compliance with current laws and regulations and do not know of any existing environmental condition that would reasonably be expected to have a materially adverse effect on our business or operating results. If we are found to be in violation of applicable laws or regulations, we could be subject to costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

### Seasonality

Our revenues and profitability have been historically subject to some minor seasonal fluctuations. Our results of operations for the quarter ending in March are on average lower than the quarters ending in June, September and December. Typically, this pattern has been the result of factors such as inclement weather, national holidays, customer demand and economic conditions. This historical pattern has diminished recently due to changes in our mix of business between expedited, freight forwarding and freight brokerage and our mix of industries served within those modes of transportation. It is not possible to determine whether the historical revenue and profitability trends will occur.

### Employees

At December 31, 2011, we had 216 full-time employees, none of whom were covered by a collective bargaining agreement. Of this number, 122 were employed in Expedited Transportation, 38 were employed in Freight Forwarding, 38 were employed in Freight Brokerage and 18 were employed in our corporate office. In addition to our full-time employees, we employed 11 part-time employees as of December 31, 2011. We recognize our trained staff of employees as one of our most critical resources, and acknowledge the recruitment, training and retention of qualified employees as essential to our ongoing success. We believe that we have good relations with our employees.

### Executive Officers of the Registrant

We provide below information regarding each of our executive officers.

| Name | Age | Position |
|---|---|---|
| Bradley S. Jacobs | 55 | Chairman of the Board and Chief Executive Officer |
| M. Sean Fernandez | 48 | Chief Operating Officer |
| John J. Hardig | 47 | Chief Financial Officer |
| Gordon E. Devens | 43 | Senior Vice President and General Counsel |
| Mario A. Harik | 31 | Chief Information Officer |
| Scott B. Malat | 35 | Senior Vice President—Strategic Planning |
| Gregory W. Ritter | 53 | Senior Vice President—Brokerage Operations |

**Bradley Jacobs** has served as our Chief Executive Officer and Chairman of the board of directors since September 2011. Mr. Jacobs is also the managing director of Jacobs Private Equity, LLC, which is our largest stockholder. He has led two public companies: United Rentals, Inc. (NYSE: URI), which he co-founded in 1997, and United Waste Systems, Inc., founded in 1989. Mr. Jacobs served as chairman and chief executive officer of United Rentals for its first six years and as executive chairman for an additional four years. He served eight years as chairman and chief executive officer of United Waste Systems. Previously, Mr. Jacobs founded Hamilton Resources (UK) Ltd. and served as its chairman and chief operating officer. This followed the co-founding of his first venture, Amerex Oil Associates, Inc., where he was chief executive officer. Mr. Jacobs is a member of the board of directors of the Beck Institute for Cognitive Behavior Therapy.

**Sean Fernandez** has served as our Chief Operating Officer since November 2011. Mr. Fernandez has more than 20 years of leadership experience with global companies in industries that include distribution, consumer goods manufacturing, trucking and transportation. He most recently served as senior vice president and General Manager–Consumables for NCR Corporation, and earlier held positions as Vice President—New Growth Platforms with Avery Dennison Corporation; chief operating officer with SIRVA, Inc.; group president with Esselte Corporation; chief operating officer—Asia Pac operations and divisional president with Arrow

Electronics, Inc.; and senior engagement manager with McKinsey & Company, Inc. He holds a master of business administration degree from Harvard University and a bachelor's degree in business administration from Boston College.

**John Hardig** has served as our Chief Financial Officer since February 2012. Mr. Hardig most recently served as managing director for the Transportation & Logistics investment banking group of Stifel Nicolaus Weisel since 2003. Prior to that, Mr. Hardig was an investment banker for six years in the Transportation and Telecom groups at Alex. Brown & Sons (now Deutsche Bank). Mr. Hardig holds a master of business administration degree from the University of Michigan Business School and a bachelor's degree from the U.S. Naval Academy.

**Gordon Devens** has served as our Senior Vice President and General Counsel since November 2011. Mr. Devens was most recently vice president—corporate development with AutoNation, Inc., where he was previously vice president—associate general counsel. Earlier, he was an associate at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, where he specialized in mergers and acquisitions and securities law. Mr. Devens holds a doctorate of jurisprudence and a bachelor's degree in business administration from the University of Michigan.

**Mario Harik** has served as our Chief Information Officer since November 2011. Mr. Harik has built comprehensive IT organizations and overseen the implementation of proprietary platforms for a variety of firms, including members of the *Fortune 100*. His prior positions include chief information officer and senior vice president—research and development with Oakleaf Waste Management; chief technology officer with Tallan, Inc.; co-founder of G3 Analyst, where he served as chief architect of web and voice applications; and architect and consultant with Adea Solutions. Mr. Harik holds a master of engineering degree in information technology from Massachusetts Institute of Technology, and a degree in engineering, computer and communications from the American University of Beirut, Lebanon.

**Scott Malat** has served as our Senior Vice President—Corporate Strategy since October 2011. Mr. Malat was most recently with Goldman Sachs Group, Inc., where he served as senior equity research analyst covering the air, rail, trucking and shipping sectors. Prior to Goldman Sachs, Mr. Malat was an equity research analyst with UBS, and a strategy manager with JPMorgan Chase & Co. He serves on the board of directors of the non-profit PSC Partners Seeking a Cure. He is a CFA® charter holder and has a degree in statistics with a concentration in business management from Cornell University.

**Gregory Ritter** has served as our Senior Vice President—Brokerage Operations since October 2011. Mr. Ritter has more than three decades of sales and management experience in multi-modal transportation logistics. He most recently served as the president of a brokerage subsidiary that he established for one of the top 10 transportation logistics providers in North America. Previously, Mr. Ritter spent 22 years with C.H. Robinson Worldwide, and worked with Allen Lund Company, Inc. on territory development.

### Corporate Information and Availability of Reports

XPO Logistics, Inc. was incorporated in Delaware on April 28, 2000. Our executive office is located at 429 Post Road, Buchanan, Michigan 49107. Our telephone number is (269) 695-2700. Our stock is listed on NYSE Amex under the symbol "XPO".

Our corporate website is www.xpologistics.com. We make available on this website, free of charge, access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically submit such material to the Commission. We also make available on our website copies of materials regarding our corporate governance policies and practices, including the XPO Logistics, Inc. Corporate Governance Guidelines, our Senior Officer Code of Business Conduct and Ethics and the charters relating to the committees of our board of directors. You also may obtain a printed copy of the foregoing materials by sending a written request to: Investor Relations, XPO Logistics, Inc., 429 Post Road, Buchanan, Michigan 49107. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission's website is www.sec.gov. The Commission makes available on this website, free of charge, reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the Commission. Information on our website or the Commission's website is not part of this document. We are currently classified as a "smaller reporting company" for purposes of filings with the Commission. However, beginning with our Quarterly Report for the quarter ending March 31, 2012, we will be classified as an "accelerated filer" for purposes of filings with the Commission.

## Item 1A. Risk Factors

### *Cautionary Statement Regarding Forward-Looking Statements*

*This Annual Report on Form 10-K and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed below and the risks discussed in the Company's other filings with the Commission. All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The following discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and related Notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.*

***Economic recessions and other factors that reduce freight volumes could have a materially adverse impact on our business.***

The transportation industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and cause us to not reach our long-term growth goals, and which may include the following:

- A reduction in overall freight volumes in the marketplace reduces our opportunities for growth. In addition, if a downturn in our customers' business cycles causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected.

- Some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase.
- A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers.
- We may not be able to appropriately adjust our expenses to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs. In addition, we have other primarily variable expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market demand.

***We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.***

Competition in the transportation services industry is intense. Increased competition may lead to revenue reductions, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following:

- competition with other transportation services companies, some of which have a broader coverage network, a wider range of services, more fully developed information technology systems and greater capital resources than we do;
- reduction by our competitors of their rates to gain business, especially during times of declining growth rates in the economy, which reductions may limit our ability to maintain or increase rates, maintain our operating margins or maintain significant growth in our business;
- shift in the business of shippers to asset-based trucking companies that also offer brokerage services in order to secure access to those companies' trucking capacity, particularly in times of tight industry-wide capacity;
- solicitation by shippers of bids from multiple transportation providers for their shipping needs and the resulting depression of freight rates or loss of business to competitors; and
- establishment by our competitors of cooperative relationships to increase their ability to address shipper needs.

***We may not be able to successfully execute our acquisition strategy.***

We intend to expand substantially through acquisitions to take advantage of market opportunities we perceive in both our current markets (expedited transportation, freight brokerage and freight forwarding) and in new markets that we may enter. However, we may experience delays in making acquisitions or be unable to make the acquisitions we desire for a number of reasons. Suitable acquisition candidates may not be available at purchase prices that are attractive to us or on terms that are acceptable to us. In pursuing acquisition opportunities, we will compete with other companies, some of which have greater financial and other resources than we do. We may not have available funds or common stock with a sufficient market price to complete a desired acquisition. If we are unable to secure sufficient funding for potential acquisitions, we may not be able to complete acquisitions that we otherwise find advantageous.

***The timing and number of acquisitions we pursue may cause volatility in our financial results.***

We are unable to predict the size, timing and number of acquisitions we may complete. In addition, we may incur expenses associated with sourcing, evaluating and negotiating acquisitions (including those that are not completed), and we also may pay fees and expenses associated with obtaining financing for acquisitions and with investment banks and others finding acquisitions for us. Any of these amounts may be substantial, and together with the size, timing and number of acquisitions we pursue, may negatively impact and cause significant volatility in our financial results and stock price.

***We may not successfully manage our growth.***

We intend to grow rapidly and substantially, including by expanding our internal resources, making acquisitions and entering into new markets. We may experience difficulties and higher than expected expenses in executing this strategy as a result of unfamiliarity with new markets, change in revenue and business models and entering into new geographic areas.

Our growth will place a significant strain on our management, operational and financial resources. We will need to continually improve existing procedures and controls as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs will increase substantially as our operations grow. Failure to manage growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows, stock price and financial condition.

***Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our results of operations.***

Acquisitions involve numerous risks, including the following:

- failure of the acquired company to achieve anticipated revenues, earnings or cash flows;
- assumption of liabilities that were not disclosed to us or that exceed our estimates;
- problems integrating the purchased operations with our own, which could result in substantial costs and delays or other operational, technical or financial problems;
- potential compliance issues with regard to acquired companies that did not have adequate internal controls;
- diversion of management's attention or other resources from our existing business;
- risks associated with entering markets, such as rail intermodal, air freight forwarding and ocean cargo, in which we have limited prior experience;
- increases in working capital borrowing to fund the growth of acquired operations;
- potential loss of key employees and customers of the acquired company; and
- future write-offs of intangible and other assets if the acquired operations fail to generate sufficient cash flows.

In connection with future acquisitions, we may issue shares of capital stock that dilute other stockholders' holdings, incur debt, assume significant liabilities or create additional expenses related to intangible assets, any of which might reduce our profitability and cause our stock price to decline.

***Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate information technology systems.***

We rely heavily on our information technology system to efficiently run our business and it is a key component of our growth strategy. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the transportation services industry or to design and implement the appropriate features and functionality of our technology platform in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenues. Despite testing, external and internal risks, such as malware, insecure coding, "Acts of God," attempts to penetrate our network, data leakage and human error, pose a direct threat to our information technology systems and operations. Any failure to identify and address such defects or errors could result in loss of revenues or market share, liability to customers or others, diversion of resources, injury to our reputation and increased service and maintenance costs. Correction of such errors could prove to be impossible or very costly and responding to resulting claims or liability could similarly involve substantial cost.

We must maintain and enhance the reliability and speed of our information technology systems to remain competitive and effectively handle higher volumes of freight through our network. If our information technology systems are unable to manage additional volume for our operations as our business grows, our service levels and operating efficiency could decline. We expect customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. If we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems or if we fail to upgrade our systems to meet our customers' demands, our business and results of operations could be seriously harmed. This could result in a loss of customers and a decline in the volume of freight we receive from customers.

We recently have licensed an operating system that we are developing into an integrated information technology system for all of our business units. This new system may not be successful or may not achieve the desired results. We may require additional training or different personnel to successfully implement this system, all of which may result in additional expense, delays in obtaining results or disruptions to our operations. In addition, acquired companies will need to be on-boarded, which may cause additional training or licensing cost and disruption. In such event, our revenue, financial results and ability to operate profitably could be negatively impacted.

***Our ability to raise capital in the future may be limited, and our failure to raise substantial additional capital when needed could prevent us from achieving our growth objectives.***

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Debt financing, if available, may involve restrictive covenants and could reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

***Sales or issuances of a substantial number of shares of our common stock may adversely affect the market price of our common stock.***

We anticipate that we will fund future acquisitions or our capital requirements from time to time, in whole or part, through sales or issuances of our common stock or equity-based securities, subject to prevailing market conditions and our financing needs. Future equity financing may dilute the interests of our stockholders, and future sales or issuances of a substantial number of shares of our common stock or other equity-related securities may adversely affect the market price of our common stock. There are securities outstanding presently that are convertible into or exercisable for a substantial number of shares of our common stock. As of February 20, 2012, there were (i) 8,369,249 million shares of our common stock outstanding, (ii) 75,000 shares of Series A Convertible Perpetual Preferred Stock outstanding, which are initially convertible into an aggregate of 10,714,286 shares of our common stock (subject to customary anti-dilution adjustments), (iii) warrants exercisable at any time until September 2, 2021, for an aggregate of 10,714,286 shares of our common stock, at an initial exercise price of $7.00 per share of common stock (subject to customary anti-dilution adjustments), and (iv) 2,506,811 shares of our common stock reserved for future issuance under our various stock compensation plans.

***If we are unable to expand the number of our sales representatives and brokerage agents, or if a significant number of our existing sales representatives and brokerage agents leaves us, our ability to increase our revenue could be negatively impacted.***

Our ability to expand our business will depend, in part, on our ability to attract and retain sales representatives and brokerage agents. Competition for qualified sales representatives and brokerage agents can be intense. We may be unable to attract such persons or retain those that are already associated with us. Any difficulties we experience in expanding or retaining our sales representatives and brokerage agents could have a negative impact on our ability to expand our customer base, increase our revenue and continue our growth. Further, a significant increase in the turnover rate among our current sales representatives and brokerage agents could also increase our recruiting costs and decrease our operating efficiency.

***We have a new senior management team that has little experience working together and that is essential to the management of our business and operations.***

Our success depends on the continuing services of our Chief Executive Officer, Mr. Bradley S. Jacobs. We believe that Mr. Jacobs possesses valuable knowledge and skills that are crucial to our success and would be very difficult to replicate.

We recently assembled a new senior management team under the guidance of Mr. Jacobs. The team was assembled with a view towards substantial growth, and the size and aggregate compensation of the team increased substantially. The associated significant increase in overhead expense could decrease our margins if we fail to grow substantially.

Our senior management team is new and has little experience working together. In addition, not all of our senior management team resides near or works at our headquarters. The newness and geographic distance of the members of our senior management team may impede the team's ability to work together effectively. Our success will depend, in part, on the efforts and abilities of our senior management and their ability to work together. We cannot assure you that they will be able to do so.

Over time, our success will depend on attracting and retaining qualified personnel. Competition for senior management is intense, and we may not be able to retain our management team or attract additional qualified personnel. The loss of a member of senior management would require our remaining senior officers to divert immediate and substantial attention to fulfilling the duties of the departing executive and to seeking a replacement. The inability to adequately fill vacancies in our senior executive positions on a timely basis could negatively affect our ability to implement our business strategy, which could adversely impact our results of operations and prospects.

***Our Chairman and Chief Executive Officer controls a large portion of our stock and has substantial control over us, which could limit other stockholders' ability to influence the outcome of key transactions, including changes of control.***

Our Chairman and Chief Executive Officer, Mr. Bradley S. Jacobs, controls, as the managing member of JPE, (i) 67,500 shares of our Series A Convertible Perpetual Preferred Stock, which are initially convertible into an aggregate of 9,642,857 shares of our common stock, and (ii) 9,642,857 warrants initially exercisable for an aggregate of 9,642,857 shares of our common stock at an exercise price of $7.00 per share, which, upon conversion and exercise, represents approximately 70% of our outstanding common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders. Our preferred stock votes together with our common stock on an "as-converted" basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters implicating the rights of holders of shares of the preferred stock. In addition, pursuant to the Investment Agreement, Mr. Jacobs, as the managing member of JPE, will have the right to designate for nomination by our board of directors a majority of the members of our board of directors so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 33% of the voting power of our capital stock on a fully-diluted basis, and will have the right to designate for nomination by our board of directors 25% of the members of our board of directors so long as JPE owns securities (including preferred stock convertible into, or warrants exercisable for, securities) representing at least 20% of the voting power of our capital stock on a fully-diluted basis. Accordingly, Mr. Jacobs can exert significant influence over our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership and the related contractual rights may have the effect of delaying or preventing a change of control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Because Mr. Jacobs controls a majority of the voting power of our stock, we qualify as a "controlled company" as defined in the NYSE Amex LLC Company Guide, and, as such, we may elect not to comply with certain corporate governance requirements of such stock exchange. We do not currently intend to utilize these exemptions.

***We depend on third parties in the operation of our business.***

In our freight forwarding and freight brokerage operations, we do not own or control the transportation assets that deliver our customers' freight, and we do not employ the people directly involved in delivering the freight. In our expedited ground transportation operations, we engage independent contractors who own and operate their own equipment. Accordingly, we are dependent on third parties to provide truck, rail, ocean, air, and other transportation services and to report certain events to us, including delivery information and cargo claims. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. Our inability to maintain positive relationships with independent transportation providers could significantly limit our ability to serve our customers on competitive terms. If we are unable to secure sufficient equipment or other transportation services to meet our commitments to our customers or provide our services on competitive terms, our operating results could be materially and adversely affected and our customers could switch to our competitors temporarily or permanently. Many of these risks are beyond our control, including the following:

- equipment shortages in the transportation industry, particularly among contracted truckload carriers;
- interruptions in service or stoppages in transportation as a result of labor disputes;
- changes in regulations impacting transportation; and
- changes in transportation rates.

***In our freight forwarding operations, we rely upon both independent station owners and company employees to develop and manage customer relationships and to service the customers.***

Our freight forwarding services are provided by our Concert Group Logistics subsidiary through a network of independent stations that are owned and operated by independent contractors and through stations managed by company employees. These independent station owners and company employees develop and manage customer relationships, have discretion in establishing pricing, and service the customers through the various modes of transportation made available through our network of third-party transportation providers. We cannot assure you that we will be able to maintain our relationships with these independent station owners or develop in the future relationships with additional independent station owners. Similarly, we cannot assure you that we will be able to retain or effectively motivate the key company employees who manage our most significant customer relationships. Since these independent station owners and company employees maintain the relationships with the customers, some customers may decide to terminate their relationship with us if their independent station owner or company contact leaves our network. Accordingly, our inability to maintain relationships with these independent station owners and company employees could have a materially adverse effect on our results of operations.

In addition, since these independent station owners are independent contractors, we have limited control over their operations and the quality of service that they provide to customers. To the extent that an independent station owner provides poor customer service or otherwise does not meet a customer's expectations, or we encounter a similar situation with our company employees, this will reflect poorly on us, and the customer may not use us in the future, which may adversely affect our results of operations.

***Higher purchased transportation expenses may result in decreased net revenue margin.***

Transportation providers can be expected to charge higher prices if market conditions warrant, or to cover higher operating expenses. Factors such as increases in freight demand, decreases in trucking capacity, higher driver wages, increased regulation, and increases in the prices of fuel, insurance, tractors, trailers, and other operating expenses can result in higher purchased transportation expenses to us. Our profitability may decrease if we are unable to increase our pricing to our customers to cover higher expenses, or we may be forced to refuse certain business, which could affect our customer relationships.

***Increases in independent contractor driver compensation or other difficulties attracting and retaining qualified independent contractor drivers could adversely affect our profitability and ability to maintain or grow our independent contractor driver fleet.***

Our expedited ground transportation services are provided by our Express-1 subsidiary through a fleet of exclusive-use vehicles that are owned and operated by independent contractors. These independent contractor drivers are responsible for maintaining their own equipment and paying their own fuel, insurance, licenses and other operating costs. Independent contractor drivers make up a relatively small portion of the pool of all professional drivers in the United States. Turnover and bankruptcy among independent contractor drivers often limit the pool of qualified independent contractor drivers and increase competition for their services. In addition, new regulations such as CSA 2010 may further reduce the pool of qualified independent contractor drivers. Thus, our continued reliance on independent contractor drivers could limit our ability to grow our ground transportation fleet.

From time to time we experience, and we are currently experiencing, difficulty in attracting and retaining sufficient numbers of qualified independent contractor drivers, and such shortages may recur in the future. Additionally, our agreements with independent contractor drivers are terminable by either party upon short notice and without penalty. Consequently, we regularly need to recruit qualified independent contractor drivers to replace those who have left our fleet. If we are unable to retain our existing independent contractor drivers or recruit new independent contractor drivers, our business and results of operations could be adversely affected.

The compensation we offer our independent contractor drivers is subject to market conditions and we may find it necessary to continue to increase independent contractor drivers' compensation in future periods, which may be more likely to the extent economic conditions continue to improve. If we are unable to continue to attract and retain a sufficient number of independent contractor drivers, we could be required to adjust our mileage rates and accessorial pay or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our profitability and ability to maintain our size or grow.

***A determination by regulators or courts that our independent contractor drivers are employees could expose us to various liabilities and additional costs and our business and results of operations could be adversely affected.***

Legislative and other regulatory authorities have in the past sought to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors. Many states have initiated enforcement programs to increase their revenues from items such as unemployment, workers' compensation and income taxes and a reclassification of independent contractor drivers as employees would help states with these initiatives. Further, class actions and other lawsuits have arisen in our industry seeking to reclassify independent contractor drivers as employees for a variety of purposes, including workers' compensation, wage-and-hour, and health care coverage. Proposed legislation would make it easier for tax and other authorities to reclassify independent contractor drivers as employees. If our independent contractor drivers are determined to be our employees, we would incur additional exposure under federal, state and local tax, workers' compensation, unemployment benefits, labor and employment laws, including for prior periods, as well as potential liability for penalties and interest, which could have a materially adverse effect on our results of operations and financial condition and the ongoing viability of our business model.

***We may be subject to various claims and lawsuits that could result in significant expenditures.***

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment (including wage-and-hour litigation relating to independent contractor drivers, sales representatives, brokerage agents and other individuals), personal injury, property damage, business practices, environmental liability and other matters. Any material litigation could have a material adverse effect on our business, results of operations, financial condition or cash flows.

***Fluctuations in the price or availability of fuel may change our operations structure and resulting profitability.***

Fuel expense constitutes one of the greatest costs to our fleet of independent contractor drivers and third-party transportation providers who complete the physical movement of freight we arrange. Fuel prices are highly volatile with the price and availability of all petroleum products subject to economic, political and other market forces beyond our control. As is customary in our industry, most of our customer contracts include fuel surcharge provisions to mitigate the effect of the fuel price increase over base amounts established in the contract. However, these fuel surcharge mechanisms usually do not capture the entire amount of the increase in fuel prices, and they also feature a lag between the payment for the fuel at the pump and collection of the surcharge revenue. Market pressures may limit our ability in the future to assess fuel surcharges. Significant increases in fuel prices would increase our need for working capital to fund payments to our independent contractor drivers and third-party transportation providers. Significant changes in the price or availability of fuel in future periods or significant changes in our ability to mitigate fuel price increases through the use of fuel surcharges, could have a materially adverse impact on our operations, fleet capacity and ability to generate both revenues and profits.

***We are subject to regulation beyond our control, which could negatively impact our business.***

Our operations are regulated and licensed by various United States and international agencies. Our Expedited Transportation unit is licensed as a motor carrier and property broker, and our Freight Brokerage unit is licensed as a property broker, in each case by the Federal Motor Carrier Safety Administration ("FMCSA"), an agency of the U.S. Department of Transportation (the "DOT"), and by various state agencies. Our Freight Forwarding unit is licensed as an ocean transportation intermediary by the U.S. Federal Maritime Commission as a non-vessel-operating common carrier and as an ocean freight forwarder. We must comply with various insurance and surety bond requirements to act in these capacities. Our air transportation activities in the United States are subject to regulation by the DOT as an indirect air carrier.

We also are subject to regulations and requirements relating to safety and security promulgated by, among others, the U.S. Department of Homeland Security through the Bureau of U.S. Customs and Border Protection and the Transportation Security Administration, the Canada Border Services Agency and various state and local agencies and port authorities. Our failure to maintain our required licenses, or to comply with applicable regulations, could have a materially adverse impact on our business and results of operations.

Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our businesses. Higher costs that we incur as a result of new regulations without a corresponding increase in price to our customers could adversely affect our results of operations.

***We derive a significant portion of our revenue from our largest customers, some of which are involved in the highly cyclical automotive industry; our relationships with our customers generally are terminable on short notice and generally do not provide minimum shipping commitments.***

While individual customer rankings within our top customers change from time to time, we rely upon our relationship with these large accounts in the aggregate for a significant portion of our revenues. Any interruption or decrease in the business volume awarded by these customers could have a materially adverse impact on our revenues and resulting profitability.

Our most significant customers include certain of the large automotive manufacturers, as well as various automotive industry suppliers. These companies have been, and will continue to be, impacted by the changing landscape in the U.S. automotive market, which is highly competitive and historically has been subject to substantial cyclical variation characterized by periods of oversupply and weak demand. Negative trends in the U.S. automotive market or a worsening in the financial condition of automotive manufacturers, or within the associated supplier base, could have a materially adverse impact on our revenues and resulting profitability.

Our contractual relationships with our customers generally are terminable by our customers or us on short notice for any reason or no reason. Moreover, our customers generally are not required to provide any minimum shipping commitments. Our failure to retain our existing customers or enter into relationships with new customers could have a materially adverse impact on our revenues and resulting profitability.

***Our operations are subject to varying liability standards that may result in claims being asserted against us.***

With respect to our expedited transportation and freight forwarding operations, we have primary liability to the shipper for cargo loss and damage for certain liabilities caused by our independent contractor drivers. From time to time, our independent contractor drivers, and the drivers engaged by the transportation providers we contract with, are involved in accidents that may result in serious personal injuries or property damage. The resulting types and/or amounts of damages may be excluded by or exceed the amount of insurance coverage maintained by the contracted transportation provider. With respect to our brokerage operations, claims of secondary liability may be asserted against us for the actions of transportation providers to which we broker freight and their employees or independent contractor drivers, or for our actions in retaining them. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. A material increase in the frequency or severity of accidents, liability claims, or workers' compensation claims, or unfavorable resolutions of claims, could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability.

***Seasonality affects our operations and profitability.***

The transportation industry experiences seasonal fluctuations. Our results of operations are typically lower for the first quarter of the calendar year relative to our other quarters. We believe this is due in part to the post-holiday reduction in demand experienced by many of our customers, which leads to more capacity in the non-expedited and service-critical markets and, in turn, less demand for expedited and premium shipping services. In addition, the productivity of our independent contractors and transportation providers generally decreases during the winter season because inclement weather impedes operations.

***Terrorist attacks, anti-terrorism measures and war could have broad detrimental effects on our business operations.***

As a result of the potential for terrorist attacks, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our independent contractors and transportation providers or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our independent contractors and transportation providers, which could have an adverse effect on our results of operations. Congress has mandated 100% security screening of air cargo traveling on passenger airlines effective July 31, 2010, and for ocean freight by July of 2012, which may increase costs associated with our air and freight forwarding operations. War, risk of war, or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

***Our outstanding preferred stock and credit agreement limit our operating and financial flexibility.***

We are obligated to pay holders of our Series A Convertible Perpetual Preferred Stock quarterly cash dividends equal to the greater of (i) the "as-converted" dividends on the underlying common stock for the relevant quarter, if applicable, and (ii) 4% of the then-applicable liquidation preference per annum. Presently, the aggregate dividends due to holders of our preferred stock are $3.0 million each year. Our preferred stock has an initial liquidation preference of $1,000 per share, for an aggregate initial liquidation preference of $75.0 million, subject to adjustment in the event of accrued and unpaid dividends. Accordingly, holders of our preferred stock have claim to a substantial portion of our cash flows from operations and liquidity, thereby reducing the availability of our cash flows to fund acquisitions, working capital, capital expenditures, our growth initiatives and other general corporate purposes.

Our current credit agreement contains certain operating and financial covenants and we expect that any future credit agreement we enter into will contain similarly restrictive covenants. Such covenants limit management's discretion in operating our business and may affect our ability, among other things, to: incur additional debt; pay dividends and make other distributions; prepay subordinated debt; make investments, acquisitions and other restricted payments; create liens; sell assets; and enter into transactions with affiliates. Failure to comply with the covenants under our current or future credit agreements may have a materially adverse impact on our operations. In addition, if we fail to comply with the covenants under our current or any future credit agreement, and are unable to obtain a waiver or amendment, an event of default would result under the applicable credit agreement. We cannot assure you that we would have sufficient liquidity to repay or refinance borrowings if such borrowings were accelerated upon an event of default.

***We currently do not intend to pay dividends on our common stock.***

We have never paid, and have no immediate plans to pay, cash dividends on our common stock. We currently plan to retain future earnings and cash flows for use in the development of our business and to enhance stockholder value through growth and continued focus on increasing profitability rather than pay dividends on our common stock. Accordingly, we do not anticipate paying any cash dividends on our common stock in the near future.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None

## ITEM 2. *PROPERTIES*

Our executive offices are located at 429 Post Road, Buchanan, Michigan 49107. The table below describes the properties that we maintain.

| Company | Location | Purpose | Square Feet | Owned or Leased |
|---|---|---|---|---|
| Express-1 Operations and Recruiting Center | 429 Post Road Buchanan, MI 49107 | Express-1 headquarters, call center & recruiting | 23,000 | Owned |
| XPO Logistics, Inc. | Nine Greenwich Office Park, Greenwich, CT 06831 | Operations and general office | 4,000 | Leased |
| Express-1/Metro Detroit | 2399 Avon Industrial Drive Rochester Hills, MI 48309 | Metro Detroit Regional expedite call center | 10,500 | Leased |
| Concert Group Logistics | 1430 Branding Ave. Suite 150, Downers Grove, IL 60515 | CGL headquarters and general office | 7,400 | Leased |
| Concert Group Logistics International | 5845 Barry Road Tampa, FL 33634 | International operations station | 6,200 | Leased |
| Concert Group Logistics International | 7855 NW 12th Street Suite 210 Miami, FL 33126 | International operations station | 1,300 | Leased |
| Concert Group Logistics | 1859 Lindberg Street Unit 500 Charlotte, NC 28208 | Operation station | 11,000 | Leased |
| Bounce Logistics | 5838 W. Brick Road South Bend, IN 46628 | Bounce headquarters and general office | 6,300 | Leased |
| XPO Logistics, LLC | Hayden Corporate Center 8283 North Hayden Road Suite 220 Scottsdale, AZ 85258 | Brokerage operations | 5,100 | Leased |

## ITEM 3. *LEGAL PROCEEDINGS*

We are involved in various claims and legal actions arising in the ordinary conduct of our business. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

We carry liability and excess umbrella insurance policies that we deem sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. In the event we are required to satisfy a legal claim in excess of the coverage provided by this insurance, our cash flows and earnings could be negatively impacted.

## ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

## PART II

### ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

**Price Range of Common Stock**

The Company's common stock is traded on NYSE Amex under the symbol "XPO." The table below sets forth the high and low closing sales prices (adjusted for the 4-for-1 reverse stock split effected September 2, 2011) for the Company's common stock for the quarters included within 2010 and 2011 and through February 20, 2012.

| | High | Low |
|---|---|---|
| **2010** | | |
| 1st quarter | $ 6.60 | $ 4.88 |
| 2nd quarter | 6.24 | 5.04 |
| 3rd quarter | 7.52 | 4.96 |
| 4th quarter | 11.28 | 7.96 |
| **2011** | | |
| 1st quarter | $12.12 | $ 8.48 |
| 2nd quarter | 13.28 | 8.28 |
| 3rd quarter | 17.00 | 7.67 |
| 4th quarter | 12.66 | 6.98 |
| **2012** | | |
| 1st quarter (through February 20, 2012) | $14.90 | $11.35 |

As of February 20, 2012, there were approximately 7,700 holders of our common stock, based upon data available to us from our proxy solicitor, transfer agent and market maker for our common stock. We have never paid, and have no immediate plans to pay, cash dividends on our common stock. We currently plan to retain future earnings and cash flows for use in the development of our business and to enhance stockholder value through growth and continued focus on increasing profitability rather than pay dividends on our common stock. In addition, our current credit agreement imposes, and we expect that any future credit agreement we enter into will impose, restrictions on our ability to pay cash dividends on our common stock. Accordingly, we do not anticipate paying any cash dividends on our common stock in the near future. Future payment of dividends on our common stock would depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

**Equity Compensation Plan**

Certain information with respect to our equity compensation plans is set forth in Item 12 of this Annual Report on Form 10-K.

## Item 6. *SELECTED FINANCIAL DATA*

This table includes selected financial data for the last five years. This financial data should be read together with our audited Consolidated Financial Statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other financial data appearing elsewhere in this Annual Report.

**XPO Logistics, Inc.**
**Consolidated Statements of Operations**

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | December 31, 2011 | December 31, 2010 | December 31, 2009 | December 31, 2008 | December 31, 2007 |
| **Consolidated Statements of Operations Data:** | | | | | |
| Operating revenue | $177,076,000 | $157,987,000 | $100,136,000 | $109,462,000 | $47,713,000 |
| Income from continuing operations | 759,000 | 4,888,000 | 1,690,000 | 2,817,000 | 1,813,000 |
| Income from discontinued operations | — | — | 15,000 | 339,000 | 358,000 |
| Preferred stock beneficial conversion charge and preferred dividends | (45,336,000) | — | — | — | — |
| Net (loss) income available to common stockholders | $ (44,577,000) | $ 4,888,000 | $ 1,705,000 | $ 3,156,000 | $ 2,171,000 |
| Earnings Per Share | | | | | |
| Basic | $ (5.41) | $ 0.61 | $ 0.21 | $ 0.40 | $ 0.33 |
| Diluted | (5.41) | 0.59 | 0.21 | 0.40 | 0.32 |
| Weighted average common shares outstanding | | | | | |
| Basic | 8,246,577 | 8,060,346 | 8,008,805 | 7,863,439 | 6,672,596 |
| Diluted | 8,246,577 | 8,278,995 | 8,041,862 | 7,939,291 | 6,831,682 |
| **Consolidated Balance Sheet Data:** | | | | | |
| Working capital | $ 83,070,000 | $ 12,314,000 | $ 970,000 | $ 4,428,000 | $ 3,781,000 |
| Total assets | $127,641,000 | $ 56,672,000 | $ 49,039,000 | $ 41,682,000 | $23,724,000 |
| Total long-term debt and capital leases | $ 2,129,000 | $ 6,512,000 | $ 1,428,000 | $ 4,955,000 | $ 84,000 |
| Preferred Stock | $ 42,794,000 | $ — | $ — | $ — | $ — |
| Stockholder's equity | $108,360,000 | $ 34,013,000 | $ 28,404,000 | $ 26,527,000 | $18,202,000 |

The Company effected a 4-for-1 reverse stock split on September 2, 2011. All share and per share amounts have been adjusted to reflect the reverse stock split. Results for the fiscal year ended December 31, 2011 reflect the beneficial conversion feature of $44.2 million on the Series A Preferred Stock that was recorded as a deemed distribution during the third quarter of 2011, as described in Item 1 above.

## Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

*You should read the following discussion in conjunction with Part I, including matters set forth under Item 1A, "Risk Factors", of this Annual Report, and our audited Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements. You should refer to the "Cautionary Statement Regarding Forward-Looking Statements" set forth in Part I of this Annual Report.*

### Executive Summary

XPO Logistics, Inc., a Delaware corporation (the "Company", "we", "our" or "us"), is a third party logistics provider of freight transportation services through three non-asset based or asset-light business units: Expedited Transportation, Freight Forwarding and Freight Brokerage. These business units provide services complementary to each other, effectively giving us a platform for expansion in three distinct areas of the transportation industry.

| Business Unit | Subsidiary(ies) | Primary Office Location(s) | Date Initiated or Acquired |
|---|---|---|---|
| Expedited Transportation | Express-1 | Buchanan, Michigan | August 2004 |
| Freight Forwarding | Concert Group Logistics | Downers Grove, Illinois | January 2008 |
| Freight Brokerage | Bounce Logistics and XPO Logistics | South Bend, Indiana and Phoenix, Arizona | March 2008 |

*Expedited Transportation*—Express-1, Inc. ("Express-1") was founded in 1989 and acquired in 2004. Express-1 provides time-critical expedited transportation to its customers, most typically through carrier arrangements that assign one truck to a load, with a specified delivery time requirement. Most of the services provided by Express-1 are completed via a fleet of exclusive-use vehicles that are owned and operated by independent contract drivers.

*Freight Forwarding*—Concert Group Logistics, Inc. ("CGL") was founded in 2001 and acquired in 2008. CGL provides freight forwarding services through a network of independently owned stations and Company-owned branches located throughout the United States. These stations and branches are responsible for selling and operating freight forwarding transportation services within their geographic area under the authority of CGL. In October 2009, certain assets and liabilities of LRG International Inc. (now known as CGL International) were purchased to complement the operations of CGL through two Florida branches that primarily provide international freight forwarding services. The financial reporting of this operation has been included within CGL.

*Freight Brokerage*—Through our Freight Brokerage unit, we arrange freight transportation and provide related logistics and supply chain services to customers in North America, ranging from commitments on specific individual shipments to more comprehensive and integrated relationships. From January 2008 until the fourth quarter of 2011, we provided these services solely through our Bounce Logistics, Inc. subsidiary ("Bounce Logistics"). During the fourth quarter of 2011, we opened a sales office in Phoenix, Arizona, which provides freight brokerage services under the name XPO Logistics. The Phoenix office is the first of several cold-start sales offices we plan to open during the next two years.

The Company generally does not own its own trucks, ships or planes; instead we use a network of relationships with ground, ocean and air carriers to find the best transportation solutions for our customers. This allows capital to be invested primarily in expanding our workforce of talented people who are adept in the critical areas of competitive selling, price negotiation, carrier relations and customer service.

### GROWTH STRATEGY

Following a significant equity investment by Jacobs Private Equity, LLC ("JPE") in the Company in September 2011 (as described below under "Recent Developments"), we began to implement a growth strategy that will leverage our strengths—including management expertise, substantial liquidity and potential access to additional capital—in pursuit of profitable growth. Our strategy anticipates that this will be facilitated by a highly experienced executive team recently put in place, and by new technology that will integrate our operations on a shared platform for cross-company benchmarking and analysis.

Our growth strategy focuses on the following three key areas:

- *Targeted acquisitions*—We intend to make selective acquisitions of non-asset based logistics freight brokerage businesses that would benefit from our greater scale and potential access to capital, and we may make similar acquisitions of freight forwarding, expedited and intermodal service businesses, among others. We believe that we are in a position to make the first phase of acquisitions by using existing cash and expanding our credit facilities.
- *Organic growth*—We plan to establish new freight brokerage offices in locations across North America, and we are actively recruiting managers with a proven track record of building successful brokerage operations. We expect the new brokerage offices to generate revenue growth by developing customer and carrier relationships in new territories.
- *Optimized operations*—We intend to optimize our existing operations, acquired companies and greenfield locations by investing in an expanded sales and service workforce, implementing an advanced information technology infrastructure, incorporating industry best practices, and leveraging scale to share capacity more efficiently and increase buying power.

## Recent Developments

### *Equity Investment*

In September 2011, pursuant to the Investment Agreement, dated as of June 13, 2011 (the "Investment Agreement"), by and among JPE, the other investors party thereto (collectively with JPE, the "Investors") and the Company, we issued to the Investors, for $75.0 million in cash: (i) an aggregate of 75,000 shares of our Series A Convertible Perpetual Preferred Stock (the "Series A Preferred Stock"), which are initially convertible into an aggregate of 10,714,286 shares of our common stock, and (ii) warrants initially exercisable for an aggregate of 10,714,286 shares of our common stock at an initial exercise price of $7.00 per common share (the "Warrants"). Our stockholders approved the issuance of the Series A Preferred Stock and the Warrants at the special meeting of our stockholders on September 1, 2011. We refer to this investment as the "Equity Investment." See Note 10 to our audited Consolidated Financial Statements in Item 8 of this Annual Report.

The conversion feature of the Series A Preferred Stock was determined to be a beneficial conversion feature ("BCF") based on the effective initial conversion price and the market value of our common stock at the commitment date for the issuance of the Series A Preferred Stock. Generally accepted accounting principles in the United States ("US GAAP") require that we recognize the BCF related to the Series A Preferred Stock as a discount on the Series A Preferred Stock and amortize such amount as a deemed distribution through the earliest conversion date. The calculated value of the BCF was in excess of the relative fair value of net proceeds allocated to the Series A Preferred Stock. Accordingly, during the third quarter of 2011 we recorded a discount on the Series A Preferred Stock of $44.2 million with immediate recognition of this amount as a deemed distribution because the Series A Preferred Stock is convertible at any time.

### *Change of Company Name*

In connection with the closing of the Equity Investment, our name was changed from "Express-1 Expedited Solutions, Inc." to "XPO Logistics, Inc." on September 2, 2011. Our stockholders approved the amendment to our certificate of incorporation effecting the name change at the special meeting of our stockholders on September 1, 2011.

### *Reverse Stock Split*

In connection with the closing of the Equity Investment, we effected a 4-for-1 reverse stock split on September 2, 2011. Our stockholders approved the amendment to our certificate of incorporation effecting the reverse stock split at the special meeting of our stockholders on September 1, 2011. Unless otherwise noted, all share-related amounts in this Annual Report and our audited Consolidated Financial Statements and the related Notes thereto reflect the reverse stock split.

In connection with the reverse stock split, our stockholders received one new share of our common stock for every four shares of common stock held at the effective time. The reverse stock split reduced the number of shares of outstanding common stock from 33,011,561 to 8,252,891. Proportional adjustments were made to the number of shares issuable upon the exercise of outstanding options to purchase shares of common stock and the per share exercise price of those options.

### *Increase in Authorized Shares of Common Stock*

In connection with the closing of the Equity Investment, the number of authorized shares of our common stock was increased from 100,000,000 shares to 150,000,000 shares on September 2, 2011. Our stockholders approved the amendment to our certificate of incorporation effecting the increase in the number of authorized shares of common stock at the special meeting of the Company's stockholders on September 1, 2011.

## Other Reporting Disclosures

Throughout our reports, we refer to the impact of fuel on our business. For purposes of these references, we have considered the impact of fuel surcharge revenues and the related fuel surcharge expenses only as they relate to our Expedited Transportation business unit. The expedited transportation industry commonly negotiates both fuel surcharges charged to its customers as well as fuel surcharges paid to its carriers. Therefore, we feel that this approach most readily conveys the impact of fuel revenues, costs and the resulting gross margin within this business unit. Our fuel surcharges are determined on a negotiated customer-by-customer basis and are primarily based on a fuel matrix driven by the Department of Energy fuel price index. Fuel surcharge revenues are charged to our customers to provide for variable costs associated with changing fuel prices. Independent contractors and brokered carriers are responsible for the cost of fuel, and therefore are paid a fuel surcharge by the Company to offset their variable cost of fuel. The fuel surcharge payment is expensed as paid and included in the Company's cost of transportation. Fuel surcharge payments are consistently applied based on the Department of Energy fuel price index and the type of truck utilized. Because fuel surcharge revenues vary based on negotiated customer rates and the overall mix of business, and because our fuel surcharge expense is applied on a consistent basis, gross margin and our gross margin percentage attributable to fuel surcharges will vary from period to period. The impact of fuel surcharge revenue and expense is discussed within management's discussion and analysis of our Expedited Transportation business unit.

Within our other two business units, Freight Forwarding and Freight Brokerage, fuel charges to our customers are not commonly negotiated and identified separately from total revenue and the associated cost of transportation. Although fuel costs are factored into overall pricing of these services, they are not typically separately identified between carriers and therefore we have not included an analysis of fuel surcharges for these two operating segments. We believe this is a common practice within the freight forwarding and freight brokerage business sectors.

This discussion and analysis refers from time to time to Expedited Transportation's international operations. These operations consist of freight shipments that originate in or are delivered to either Canada or Mexico. These freight shipments either originate in or are delivered to the United States, and therefore only a portion of the freight movement actually takes place in Canada or Mexico. This freight is carried for domestic customers who pay in U.S. dollars. We discuss this freight separately because our Expedited Transportation business unit has developed an expertise in cross-docking freight at the border through the utilization of Canadian and Mexican carriers, and this portion of our business has seen significant growth.

This discussion and analysis also refers from time to time to our Freight Forwarding international operations. These freight movements also originate in or are delivered to the United States and are primarily paid for in U.S. dollars. We discuss this freight separately because of Freight Forwarding's more recent focus on international freight through its purchase of LRG International, Inc. (now known as CGL International), and because we believe that international freight could be a significant source of growth for us in the future.

We often refer to the costs of our board of directors, our executive team and certain operating costs associated with operating as a public company as "corporate" charges. In addition to the aforementioned items, we also record items such as our income tax provision and other charges that are reported on a consolidated basis within the corporate line items of the following tables.

The following tables are provided to allow readers to review results within our major operating segments.

**XPO Logistics, Inc.**
**Summary Financial Table**
**For the Twelve Months Ended December 31,**

| | | | | Percent of Revenue | | | Percentage Change | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 | 2011-2010 | 2010-2009 |
| **Revenues** | | | | | | | | |
| Operating revenue | $177,076,000 | $157,987,000 | $100,136,000 | 100.0% | 100.0% | 100.0% | 12.1% | 57.8% |
| **Direct expense** | | | | | | | | |
| Transportation services | 133,007,000 | 117,625,000 | 72,284,000 | 75.1% | 74.5% | 72.2% | 13.1% | 62.7% |
| Station commissions | 11,098,000 | 10,724,000 | 8,798,000 | 6.3% | 6.8% | 8.8% | 3.5% | 21.9% |
| Insurance | 1,597,000 | 1,161,000 | 1,568,000 | 0.9% | 0.7% | 1.6% | 37.6% | -26.0% |
| Other | 1,596,000 | 1,077,000 | 746,000 | 0.9% | 0.7% | 0.7% | 48.2% | 44.4% |
| **Direct expense** | 147,298,000 | 130,587,000 | 83,396,000 | 83.2% | 82.7% | 83.3% | 12.8% | 56.6% |
| **Gross margin** | 29,778,000 | 27,400,000 | 16,740,000 | 16.8% | 17.3% | 16.7% | 8.7% | 63.7% |
| **SG&A expenses** | | | | | | | | |
| Salaries & benefits | 15,158,000 | 12,039,000 | 7,971,000 | 8.6% | 7.6% | 8.0% | 25.9% | 51.0% |
| Purchased services | 6,733,000 | 2,519,000 | 1,917,000 | 3.8% | 1.6% | 1.9% | 167.3% | 31.4% |
| Depreciation & amortization | 1,046,000 | 1,173,000 | 1,123,000 | 0.6% | 0.7% | 1.1% | -10.8% | 4.5% |
| Other | 5,117,000 | 3,223,000 | 2,558,000 | 2.9% | 2.0% | 2.6% | 58.8% | 26.0% |
| **Total SG&A expenses** | 28,054,000 | 18,954,000 | 13,569,000 | 15.8% | 12.0% | 13.6% | 48.0% | 39.7% |
| **Operating income** | 1,724,000 | 8,446,000 | 3,171,000 | 1.0% | 5.3% | 3.2% | -79.6% | 166.4% |
| Other expense | 56,000 | 140,000 | 51,000 | 0.0% | 0.1% | 0.1% | -60.0% | 174.5% |
| Interest expense | 191,000 | 205,000 | 105,000 | 0.1% | 0.1% | 0.1% | -6.8% | 95.2% |
| **Income before income tax** | 1,477,000 | 8,101,000 | 3,015,000 | 0.8% | 5.1% | 3.0% | -81.8% | 168.7% |
| Income tax provision (benefit) | 718,000 | 3,213,000 | 1,325,000 | 0.4% | 2.0% | 1.3% | -77.7% | 142.5% |
| **Income from Continuing Operations** | 759,000 | 4,888,000 | 1,690,000 | 0.4% | 3.1% | 1.7% | -84.5% | 189.2% |
| Income from Discontinued Operations, Net of Tax | — | — | 15,000 | 0.0% | 0.0% | 0.0% | — | -100.0% |
| **Net Income** | $ 759,000 | $ 4,888,000 | $ 1,705,000 | 0.4% | 3.1% | 1.7% | -84.5% | 186.7% |

***Consolidated Results***

**2011 vs. 2010**

In total, the Company's consolidated revenues for fiscal year 2011 were 12.1% greater than fiscal year 2010. This growth was driven primarily by increased international revenues at Express-1 and continued strong growth in our Freight Brokerage unit.

Direct expenses represent expenses attributable to freight transportation. Our "asset-light" operating model arranges transportation capacity through variable cost transportation alternatives, and therefore enables us to control certain of our operating costs as our volumes fluctuate. Our primary means of arranging transportation capacity are through our fleet of independent contractors in Expedited Transportation and our network of independent ground, ocean and air carriers in Freight Forwarding and Freight Brokerage. We believe this operating model gives us a strategic advantage as compared to transportation providers who directly own assets, particularly in uncertain economic conditions. Our overall gross margin for fiscal year 2011 was 16.8%, a decrease when compared to 17.3% in fiscal year 2010. The decrease in gross margin can be attributed primarily to the following items:

- International shipments in Expedited Transportation tend to be higher revenue transactions than domestic shipments, but historically have generated a lower gross margin percentage. As international business becomes a larger component of our revenue, we expect to experience continuing decreases in gross margin percentage as our business mix shifts.
- Freight Brokerage continues to grow at a higher rate than Expedited Transportation and Freight Forwarding, which we expect to continue in the future. Freight Brokerage historically has a lower gross margin percentage compared with Expedited Transportation. As our business mix shifts toward Freight Brokerage in the future, we expect to experience continuing decreases in gross margin percentage.

Selling, general and administrative ("SG&A") expenses as a percentage of revenue were 15.8% for fiscal year 2011, an increase from 12.0% in 2010. Overall, SG&A expenses increased by $9.1 million for full year 2011 compared to 2010, resulting from an increase of $4.2 million in purchased services, of which approximately $1.0 million represented indirect expenses associated with the Equity Investment and $1.9 million represented recruiting and other costs related to new executive team appointments. Salary and benefit costs increased by $3.1 million related primarily to our investment in additional salespeople at Freight Brokerage and Freight Forwarding and the new executive team appointments, of which $850,000 were one-time guarantees recorded during the fourth quarter of 2011. Additionally, other SG&A costs were up $1.9 million mainly due to equity compensation expense of approximately $900,000 recorded in the fourth quarter of 2011 related to equity grants for the new executive team.

As of December 31, 2011, we had approximately $4.0 million of unrecognized compensation cost related to non-vested stock option-based compensation that we expect to recognize over a weighted average period of approximately 4.3 years. Also as of December 31, 2011, we had approximately $6.9 million of unrecognized compensation cost related to non-vested restricted stock-based compensation that we expect to recognize over a weighted average period of approximately 4.5 years.

Our effective income tax rate for the fiscal year ended December 31, 2011 was 46% as compared to 40% for the fiscal year ended December 31, 2010 associated with out of period tax charges incurred in 2011.

The Company finished fiscal year 2011 with $759,000 in net income, which is a 84.5% decrease when compared to $4.9 million for fiscal year 2010. Investment in the new executive team and corporate infrastructure, which includes payroll, equity compensation and professional fees, and indirect transaction costs related to the Equity Investment contributed to the reduction in net income.

**2010 vs. 2009**

The actions we took in 2009 to minimize the negative impact of the economic downturn significantly helped improve results of operations during 2010. We experienced solid financial improvements across our business units, including improvements in: gross revenues, gross margin percentage, SG&A-to-revenue ratios and net income. Our gross margin percentage and SG&A-to-revenue ratios returned to more historic levels during 2010 as the economy improved.

Overall consolidated revenues of $158.0 million for fiscal year 2010 represented an increase of 57.8% over fiscal year 2009. LRG International, acquired in October of 2009, contributed $12.1 million of the revenue growth for 2010, with remaining growth being achieved organically.

In 2010, the consolidated gross margin percentage improved to 17.3% from 16.7% in 2009 as the result of significant margin improvements at our Expedited Transportation unit and an overall improvement in our mix of business.

SG&A expenses as a percentage of revenue declined steadily throughout the year as revenues increased more quickly than SG&A costs.

Accordingly, net income improved to $4.9 million in 2010, which represented a 187% increase over net income of $1.7 million in full year 2009.

Our Express-1 Dedicated business unit was discontinued during the fourth quarter of 2008 due to the loss of the contract with its key customer. All operations were ceased effective February 28, 2009, and all assets have either been sold or transferred to our other operations.

**Expedited Transportation**
**(Express -1)**
**Summary Financial Table**
**For the Twelve Months Ended December 31,**

| | 2011 | 2010 | 2009 | Percent of Revenue 2011 | Percent of Revenue 2010 | Percent of Revenue 2009 | Percentage Change 2011-2010 | Percentage Change 2010-2009 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | | |
| Operating revenue | $ 87,558,000 | $ 76,644,000 | $ 50,642,000 | 100.0% | 100.0% | 100.0% | 14.2% | 51.3% |
| **Direct expense** | | | | | | | | |
| Transportation services | 66,267,000 | 57,129,000 | 37,728,000 | 75.7% | 74.5% | 74.5% | 16.0% | 51.4% |
| Insurance | 1,404,000 | 1,020,000 | 1,437,000 | 1.6% | 1.3% | 2.8% | 37.6% | -29.0% |
| Other | 1,594,000 | 1,077,000 | 709,000 | 1.8% | 1.4% | 1.4% | 48.0% | 51.9% |
| **Direct expense** | 69,265,000 | 59,226,000 | 39,874,000 | 79.1% | 77.3% | 78.7% | 17.0% | 48.5% |
| **Gross margin** | 18,293,000 | 17,418,000 | 10,768,000 | 20.9% | 22.7% | 21.3% | 5.0% | 61.8% |
| **SG&A expenses** | | | | | | | | |
| Salaries & benefits | 6,854,000 | 7,061,000 | 5,062,000 | 7.8% | 9.2% | 10.0% | -2.9% | 39.5% |
| Purchased services | 1,426,000 | 1,249,000 | 782,000 | 1.6% | 1.6% | 1.5% | 14.2% | 59.7% |
| Depreciation & amortization | 403,000 | 494,000 | 521,000 | 0.5% | 0.6% | 1.0% | -18.4% | -5.2% |
| Other | 1,411,000 | 1,008,000 | 957,000 | 1.6% | 1.3% | 1.9% | 40.0% | 5.3% |
| **Total SG&A expenses** | 10,094,000 | 9,812,000 | 7,322,000 | 11.5% | 12.8% | 14.5% | 2.9% | 34.0% |
| **Operating income** | $ 8,199,000 | $ 7,606,000 | $ 3,446,000 | 9.4% | 9.9% | 6.8% | 7.8% | 120.7% |

*Expedited Transportation*

**2011 vs. 2010**

Our Expedited Transportation segment generated fiscal year 2011 revenue of $87.6 million, reflecting growth of 14.2% compared to 2010. As the international component of our Expedited Transportation unit increased during 2011, Mexican and Canadian cross-border freight represented 24.2% of segment revenue for 2011, compared to 20.1% of segment revenue for 2010.

For the year ended December 31, 2011, rising fuel prices positively impacted our revenue as fuel charge revenues represented 16.4% of our revenue as compared to 12.3% for 2010.

Expedited Transportation's gross margin percentage was 20.9% for fiscal year 2011, compared to 22.7% for 2010. Reasons for the decrease in gross margin percentage include:

- The increase in international transactions, which are typically higher revenue shipments at a lower gross margin percentage than our domestic transactions;
- A higher percentage of shipments placed through brokered carriers, associated mainly with the growth in international business. All cross-border moves are handled by brokered carriers; and
- Expedited Transportation results in the third quarter of 2010 were positively impacted by floods in Mexico that generated significantly higher margins than normal.

Historically, the utilization of brokered carriers has enabled our Expedited Transportation unit to handle peak volume periods for its customers while building its fleet of independent contractor drivers. Brokered carriers also are utilized to more efficiently handle freight that crosses into Canada or Mexico. This component of Expedited Transportation's purchased transportation costs is critical to our ongoing success; however, gross margin percentages relating to this business are typically lower than margins associated with our own fleet of independent contractor drivers. During fiscal year 2011, 32.5% of our Expedited Transportation unit's revenue was carried by brokered carriers as compared to 29.6% for 2010. The increase was due primarily to the growth of our international business.

SG&A expenses as a percentage of revenue decreased to 11.5% for full year 2011 from 12.8% for 2010. This decrease in SG&A as a percentage of revenues was driven by improved leverage as our 2011 Expedited Transportation revenues increased $10.9 million as compared to 2010, with a 2.9% increase during 2011 of $282,000 in SG&A expenses as compared to 2010.

Operating income increased by 7.8% or $593,000 for fiscal year 2011 compared to 2010, driven primarily by the factors described above.

Management's growth strategy for our Expedited Transportation unit is based on:

- Targeted investments to expand the sales and service workforce, in order to capture key opportunities in specialized areas (*e.g.*, refrigeration and defense);
- An increased focus on carrier recruitment and retention, as well as improved utilization of the current carrier fleet;
- Technology upgrades to improve efficiency in sales and carrier procurement; and
- Selective acquisitions of non-asset based expedited businesses that would benefit from our scale and potential access to capital.

**2010 vs. 2009**

During 2010, Expedited Transportation generated annual revenue of $76.6 million. Expedited Transportation's 2010 revenue increased 51% when compared to 2009. For the year ended December 31, 2010, Expedited Transportation's continued investment in sales diversification paid off as it expanded its presence into other markets. Also, the results of the Company's investment in its Mexican operations continued to exceed management's expectations. Mexican operations generated 16% of the Company's total revenue for full year 2010 as compared to 13% during 2009. This growth has contributed to our overall improvement in diversifying our customer base, which historically has been heavily dependent on the automotive sector. In general, overall pricing remained stable in 2010 as compared to 2009. Expedited Transportation historically has rebounded quickly from recessions as the expediting industry in general is typically one of the first benefactors of a recovering economy. This proved to be true during 2010 as Expedited Transportation experienced significant quarter-over-quarter growth during 2010 as compared to 2009.

Fuel prices increased throughout the year resulting in a corresponding increase in fuel surcharge as a percentage of revenue. For the year ended December 31, 2010, fuel surcharge revenues represented 12.3% of our revenue as compared to 9.5% in the same period in 2009. Rising fuel prices tend to have a negative impact on our gross margin percentage since these revenues are substantially passed through to our independent contractor drivers and do not tend to add any additional gross margin dollars to the Company.

Expedited Transportation's direct expenses represent both fleet costs associated with their fleet of independent contractor drivers along with brokerage costs related to runs that are brokered to other carriers. Expedited Transportation's gross margin percentage increased to 22.7% for the year ended December 31, 2010 compared to 21.3% for 2009. The primary factor resulting in the increased gross margin percentage was a favorable mix shift for business at our Expedited Transportation unit. Variables that impacted the mix of business included the vehicle type utilized and our customer utilization mix.

As a percentage of total revenue, our SG&A costs dropped for the year ended December 31, 2010 to 12.8% as compared to 14.5% for 2009. Overall, SG&A expenses increased by $2.5 million for full year 2010 as compared to 2009. Increased salaries and benefits accounted for $2.0 million of the increase in SG&A at Expedited Transportation. Approximately $815,000 of the salary and benefits increases resulted from the reestablishment of incentive compensation and the Company match under the XPO Logistics, Inc. 401(k) Plan. An additional $270,000 of the increase resulted from increased expenses relating to the Company's health insurance plan. The remaining $1.1 million of increased SG&A expenses resulted from the addition of new employees and raises received by existing employees.

**Freight Forwarding**
**(Concert Group Logistics)**
**Summary Financial Table**
**For the Twelve Months Ended December 31,**

| | 2011 | 2010 | 2009 | Percent of Revenue 2011 | Percent of Revenue 2010 | Percent of Revenue 2009 | Percentage Change 2011-2010 | Percentage Change 2010-2009 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | | |
| Operating revenue | $65,148,000 | $65,222,000 | $41,162,000 | 100.0% | 100.0% | 100.0% | -0.1% | 58.5% |
| **Direct expense** | | | | | | | | |
| Transportation services | 47,122,000 | 47,694,000 | 28,067,000 | 72.3% | 73.1% | 68.2% | -1.2% | 69.9% |
| Station commissions | 11,098,000 | 10,724,000 | 8,798,000 | 17.0% | 16.4% | 21.4% | 3.5% | 21.9% |
| Insurance | 140,000 | 131,000 | 114,000 | 0.2% | 0.2% | 0.3% | 6.9% | 14.9% |
| Other | — | — | — | 0.0% | 0.0% | 0.0% | | |
| **Direct expense** | 58,360,000 | 58,549,000 | 36,979,000 | 89.6% | 89.8% | 89.8% | -0.3% | 58.3% |
| **Gross margin** | 6,788,000 | 6,673,000 | 4,183,000 | 10.4% | 10.2% | 10.2% | 1.7% | 59.5% |
| **SG&A expenses** | | | | | | | | |
| Salaries & benefits | 2,897,000 | 2,670,000 | 1,615,000 | 4.4% | 4.1% | 3.9% | 8.5% | 65.3% |
| Purchased services | 432,000 | 228,000 | 129,000 | 0.7% | 0.3% | 0.3% | 89.5% | 76.7% |
| Depreciation & amortization | 575,000 | 629,000 | 575,000 | 0.9% | 1.0% | 1.4% | -8.6% | 9.4% |
| Other | 1,339,000 | 1,264,000 | 743,000 | 2.1% | 1.9% | 1.8% | 5.9% | 70.1% |
| **Total SG&A expenses** | 5,243,000 | 4,791,000 | 3,062,000 | 8.0% | 7.3% | 7.4% | 9.4% | 56.5% |
| **Operating income** | $ 1,545,000 | $ 1,882,000 | $ 1,121,000 | 2.4% | 2.9% | 2.7% | -17.9% | 67.9% |

***Freight Forwarding***

**2011 vs. 2010**

Our Freight Forwarding unit's revenues for the fiscal year ended December 31, 2011 were $65.1 million, which was essentially flat with 2010. The gains in the first six months of 2011 were offset in the last six months of 2011 by certain lost revenue from larger customers and specific project work from 2010.

Direct expenses consisted primarily of payments for purchased transportation and payments to Freight Forwarding's independent offices that control the overall operation of our customers' shipments. As a percentage of revenue, direct expenses of 89.6% for the full year ended 2011 were flat as compared to 89.8% for 2010. The gross margin percentage for full year 2011 of 10.4% was flat as compared to 10.2% for 2010.

SG&A expenses as a percentage of revenue increased to 8.0% of revenues for full year 2011 compared to 7.3% for 2010. Overall, SG&A expenses for full year 2011 increased by approximately $450,000 compared to 2010 due to an increase in purchased services and our investments in additional salespeople.

Primarily as a result of the SG&A increase discussed above, Freight Forwarding's full-year 2011 operating income of $1.5 million decreased 17.9% as compared to 2010.

As of December 31, 2011 and December 31, 2010, the Company maintained a network of 23 independent offices and two Company-owned branches.

Management's growth strategy for Freight Forwarding is based on:

- Plans to open new offices in key U.S. markets, which will consist of both Company-owned and independently owned stations;

- Increased international growth, with a focus on Asia and Latin America;
- Technology upgrades to improve efficiency in sales and carrier procurement; and
- Selective acquisitions of complementary, non-asset based freight forwarding businesses that would benefit from our scale and potential access to capital.

**2010 vs. 2009**

Freight Forwarding's year-end revenue in 2010 reflected a rebound from 2009. Revenues of $65.2 million compared favorably to revenues of $41.2 million in 2009, representing a 58.5% increase. The purchase of certain assets and liabilities of LRG International (CGL International) in October 2009 contributed to the revenue increases during 2010 and 2009 of $12.1 million and $1.6 million, respectively.

Direct expenses consist primarily of payments for purchased transportation in addition to payments to Freight Forwarding's independent offices that control the overall operation of our customers' shipments. As a percentage of Freight Forwarding revenue, direct expenses represented 89.8% for the years ended December 31, 2010 and 2009. Management expected direct expenses to decrease as a percentage of Freight Forwarding revenue for 2010 because of the acquisition of CGL International with its higher margins. However, because of increasing fuel costs, most notably in the fourth quarter, direct expenses as a percentage of revenue in 2010 stayed unchanged as compared to 2009. The result left gross margin at a comparable percentage of revenue of 10.2% for the years ended December 31, 2010 and 2009. For 2010, CGL International's direct expense represented $10.4 million or 21.5% of the total direct expense of Freight Forwarding.

SG&A expenses increased for full year 2010 by $1.7 million as compared to 2009, due in part to running CGL International as a Company-owned station. For the years ended December 31, 2010 and 2009, CGL International added approximately $1.3 million and $221,000, respectively, to SG&A expenses. Increased salaries and benefits were responsible for $1.1 million of the increase in SG&A for full year 2010. $673,000 of this increase for full year 2010 as compared to 2009 related to a full year of CGL International payroll and benefits being absorbed by Freight Forwarding. The remaining $427,000 of increased SG&A expense for 2010 as compared to 2009 reflected the addition of six new employees and incentive and other pay increases for all employees. Other costs also increased by $521,000 for 2010 as compared to 2009, of which approximately $196,000 was related to CGL International's full year of costs and approximately $280,000 was related to bad debt and impairment charges in connection with a former independent station owner whose contract was terminated. As a percentage of revenue, SG&A costs decreased to 7.3% for the year ended December 31, 2010 compared to 7.4% for the year ended December 31, 2009.

For the year ended December 31, 2010, Freight Forwarding generated income from operations before tax of $1.9 million, representing an increase of 67.9% as compared to full year 2009. Approximately $488,000 or 25.7% of Freight Forwarding's operating income was generated at CGL International.

As of December 31, 2009, the Company maintained a network of 24 independent stations and two Company-owned branches.

**Freight Brokerage**
**(Bounce Logistics and XPO Logistics)**
**Summary Financial Table**
**For the Twelve Months Ended December 31,**

| | 2011 | 2010 | 2009 | Percent of Revenue 2011 | Percent of Revenue 2010 | Percent of Revenue 2009 | Percentage Change 2011-2010 | Percentage Change 2010-2009 |
|---|---|---|---|---|---|---|---|---|
| **Revenues** | | | | | | | | |
| Operating revenue | $29,186,000 | $19,994,000 | $10,425,000 | 100.0% | 100.0% | 100.0% | 46.0% | 91.8% |
| **Direct expense** | | | | | | | | |
| Transportation services | 24,434,000 | 16,675,000 | 8,582,000 | 83.7% | 83.4% | 82.3% | 46.5% | 94.3% |
| Insurance | 53,000 | 10,000 | 17,000 | 0.2% | 0.1% | 0.2% | 430.0% | -41.2% |
| Other | 2,000 | — | 37,000 | 0.0% | 0.0% | 0.4% | — | -100.0% |
| **Direct expense** | 24,489,000 | 16,685,000 | 8,636,000 | 83.9% | 83.5% | 82.8% | 46.8% | 93.2% |
| **Gross margin** | 4,697,000 | 3,309,000 | 1,789,000 | 16.1% | 16.5% | 17.2% | 41.9% | 85.0% |
| **SG&A expenses** | | | | | | | | |
| Salaries & benefits | 2,484,000 | 1,761,000 | 857,000 | 8.5% | 8.8% | 8.2% | 41.1% | 105.5% |
| Purchased services | 148,000 | 98,000 | 64,000 | 0.5% | 0.5% | 0.6% | 51.0% | 53.1% |
| Depreciation & amortization | 44,000 | 31,000 | 27,000 | 0.2% | 0.2% | 0.3% | 41.9% | 14.8% |
| Other | 716,000 | 554,000 | 383,000 | 2.5% | 2.8% | 3.7% | 29.2% | 44.6% |
| **Total SG&A expenses** | 3,392,000 | 2,444,000 | 1,331,000 | 11.6% | 12.2% | 12.8% | 38.8% | 83.6% |
| **Operating income** | $ 1,305,000 | $ 865,000 | $ 458,000 | 4.5% | 4.3% | 4.4% | 50.9% | 88.9% |

### *Freight Brokerage*

### 2011 vs. 2010

Our Freight Brokerage unit continues to see significant growth, with revenue for the fiscal year ended December 31, 2011 increasing by 46.0% to $29.2 million, compared to revenue of $20.0 million for the fiscal year ended 2010. Revenue growth was largely driven by expansion of the Freight Brokerage customer base resulting from a year-over-year headcount increase of 8 salespeople over the year.

For full year 2011, Freight Brokerage's direct transportation expenses of 83.9% as a percentage of revenue were flat as compared to 83.5% for 2010. The additional volume coupled with gross margin of 16.1% added an additional $1.4 million of gross margin for full year 2011 as compared to 2010.

As a percentage of revenue, SG&A costs decreased to 11.6% for full year 2011, compared to 12.2% for 2010. Overall, SG&A expenses increased by $948,000 for full year 2011 compared to 2010. Salaries and benefits increased by $723,000 for full year 2011 as compared to 2010, due primarily to our investments in new salespeople and sales commissions related to the volume growth.

The above items resulted in operating income of $1.3 million for full year 2011, an increase of 50.9% from $865,000 for 2010.

Management's growth strategy for our Freight Brokerage unit is based on:

- Selective acquisitions of non-asset based freight brokerage firms that would benefit from our scale and potential access to capital; and
- The opening of new freight brokerage offices in the U.S.;
- Investment in an expanded sales and service workforce;
- Technology upgrades to improve efficiency in sales, freight tracking and carrier procurement; and
- The integration of industry best practices, with specific focus on better leveraging our scale and lowering administrative overhead.

**2010 vs. 2009**

Freight Brokerage saw significant growth as its revenue for the year ended December 31, 2010 increased by 91.8% to $20.0 million compared to 2009 annual revenues of $10.4 million. We believe this was reflective of an improving freight environment and an aggressive growth strategy.

For the year ended December 31, 2010, our Freight Brokerage unit's direct transportation expenses increased to 83.5% as a percentage of revenue as compared to 82.8% for 2009. We believe this cost increase reflects a tightening of truck capacity in the marketplace. This decrease in margin was more than offset by additional business that generated an additional $1.5 million in gross margin for the year ended December 31, 2010 as compared to 2009.

SG&A expenses increased by $1.1 million for the year ended December 31, 2010 as compared to 2009. Increased salaries and benefits were responsible for $904,000 of the increase during 2010 and resulted from 12 additional employees, increased volumes and the reestablishment of benefits that were eliminated in 2009 due to the economic recession. Overall, leverage of scale improved as the percentage of SG&A costs to revenue decreased from 12.8% in 2009 to 12.2% in 2010.

The above items resulted in Freight Brokerage generating operating income of $865,000 in the year ended December 31, 2010 compared to $458,000 for full year 2009.

**XPO Corporate**
**Summary of Selling, General and Administrative Expenses**
**For the Twelve Months Ended December 31,**

| | | | | Percent of Revenue | | | Percentage Change | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2011 | 2010 | 2009 | 2011-2010 | 2010-2009 |
| **SG&A expenses** | | | | | | | | |
| Salaries & benefits | $2,923,000 | $ 547,000 | $ 437,000 | 1.7% | 0.3% | 0.4% | 434.4% | 25.2% |
| Purchased services | 4,727,000 | 944,000 | 942,000 | 2.7% | 0.6% | 0.9% | 400.7% | 0.2% |
| Depreciation & amortization | 24,000 | 19,000 | — | 0.0% | 0.0% | 0.0% | 26.3% | — |
| Other | 1,651,000 | 397,000 | 475,000 | 0.9% | 0.3% | 0.5% | 315.9% | -16.4% |
| **Total SG&A expenses** | 9,325,000 | 1,907,000 | 1,854,000 | 5.3% | 1.2% | 1.9% | 389.0% | 2.9% |

***Corporate***

**2011 vs. 2010**

Corporate costs for the full year ended December 31, 2011 increased by $7.4 million as compared to 2010. As a percentage of revenue, Corporate costs increased to 5.3% for full year 2011, compared with 1.2% for 2010. Approximately $3.7 million of the full-year 2011 increase related to the Equity Investment and executive team appointments described above, of which approximately $1.2 million was recorded in the quarter ended December 31, 2011. For the fourth quarter 2011, Corporate costs were $4.8 million. We expect our Corporate costs in 2012 to run at a slightly higher rate than we experienced in the quarter ended December 31, 2011.

**2010 vs. 2009**

Corporate costs for the year ended December 31, 2010 increased by $53,000 as compared to 2009. Increased salaries and benefits were responsible for $110,000 of the 2010 increase and resulted from increased volumes and the reestablishment of benefits that were eliminated in 2009 due to the economic recession. As a percentage of revenue, corporate costs decreased from 1.9% for the year ended December 31, 2009 to 1.2% for 2010.

## LIQUIDITY AND CAPITAL RESOURCES

### *General*

As of December 31, 2011, we had $83.1 million of working capital with associated cash of $74.0 million, as compared to working capital of $12.3 million and cash of $561,000 as of December 31, 2010. This represents an increase of $70.8 million in working capital during the twelve-month period. The increase was primarily due to the net proceeds of cash received relating to the Equity Investment, which closed on September 2, 2011. We do not have any material commitments that have not been disclosed elsewhere.

We continually evaluate our liquidity requirements, capital needs and availability of capital resources based on our operating needs and our planned growth initiatives. In addition to investing our existing cash balances and net cash provided by operating activities, in certain circumstances we may also use debt financings (including, without limitation, credit facilities supported by our accounts receivable balances) and issuances of equity or equity-related securities to fund our operating needs and growth initiatives.

We believe that our existing cash balances, funds we expect to generate from our operations and funds available under our current revolving credit facility will be sufficient for the next 12 months to finance our existing operations, our first phase of acquisitions, establishment of planned new sales offices, development and implementation of the first phase of our information technology system and our other growth initiatives.

### *Cash Flow*

During the year ended December 31, 2011, $6.6 million was generated in cash from operations compared to $2.3 million for the prior year. The primary source of cash for the year ended December 31, 2011 was our transportation services revenue, while the primary use of cash for the period was payment for transportation services.

Cash generated from revenue equaled $178.7 million for the year ended December 31, 2011 as compared to $151.4 million for 2010 and correlates directly with revenue increases between the two years. Cash inflows increased because of a decrease in accounts receivable of $1.6 million. Our average days outstanding in accounts receivable have decreased by nine days between the 12-month periods ended December 31, 2011 and December 31, 2010, respectively.

Cash used for payment of transportation services for the year ended December 31, 2011 equaled $148.3 million as compared to $128.2 million for the same period in 2010. The increase in cash outflows between the two years also directly correlates to the increase in business between the two years. Days outstanding in accounts payable and accrued expenses decreased by five days between 2011 and 2010 due in large part to the timing of cash disbursements at year end.

Other operating uses of cash included SG&A items which equaled $23.4 million and $18.2 million for fiscal years 2011 and 2010, respectively. Significant expenditures in SG&A include payroll and purchased services. For the year ended December 31, 2011, payroll expenses were $15.2 million compared to $12.0 million for the same period in 2010. Included in the $15.2 million in payroll expenses is $1.1 million of increased payroll incentives accrued during the period (but to be paid in future periods) relating to the new executive team hired during the fourth quarter of 2011.

Investing activities used approximately $1.2 million during the year ended December 31, 2011 compared to our use of $1.3 million on these activities during the prior year. During 2011, cash was used to purchase $754,000 in fixed assets. In addition, an acquisition earn-out payment of $450,000 was made to the former owners of LRG International during 2011. During 2010, we used $811,000 to purchase fixed assets and paid $500,000 to the former owners of LRG International in connection with that acquisition.

Financing activities provided approximately $68.0 million for the year ended December 31, 2011 compared to the use of $882,000 in 2010. Sources of cash from financing activities during the year ended December 31,

2011, included $71.6 million of net proceeds from the issuance of the Series A Convertible Perpetual Preferred Stock and the Warrants and $704,000 in net proceeds from the exercise of stock options. Uses of cash for financing activities included payments on term debt of $1.6 million and net payments on the line of credit of $2.7 million. During 2010, sources of cash for financing activities included $5.0 million of proceeds from term debt related to a new credit agreement signed in March 2010 in addition to $564,000 in proceeds associated with the exercise of stock options during the period. Uses of cash for financing activities included payments on term debt of $2.7 million and net payments on the line of credit of $3.8 million.

***Line of Credit and Term Loan***

On March 31, 2010, we renewed a $15.0 million credit facility that provided for a receivables-based revolving line of credit of up to $10.0 million and a term loan of $5.0 million. Commencing April 30, 2010, the term loan is payable in 36 consecutive monthly installments consisting of $139,000 in monthly principal payments plus the unpaid interest accrued on the loan. Interest is payable at the one-month LIBOR plus 225 basis points (2.51% as of December 31, 2011).

On March 31, 2011, we amended the credit agreement governing our revolving credit facility and the term loan described above to extend the maturity date of the revolving credit facility to March 31, 2013 and to eliminate the receivables borrowing base limitation previously applicable to the revolving credit facility. The revolving credit facility continues to provide for a line of credit of up to $10.0 million. We may draw upon this line of credit up to $10.0 million, less amounts outstanding under letters of credit. The proceeds of the line of credit are to be used exclusively for working capital purposes.

Substantially all of our assets are pledged as collateral securing our performance under the revolving credit facility and term loan. The revolving credit facility bears interest at the one-month LIBOR plus a current increment of 175 basis points (2.01% as of December 31, 2011).

The credit agreement governing the revolving credit facility and the term loan contains certain operating covenants and certain covenants related to our financial performance. Included among the covenants are a fixed charge coverage ratio and a total funded debt to earnings before interest, taxes, depreciation and amortization ratio. We are currently in compliance with all terms under the credit agreement and no events of default exist under the terms of such agreement.

We had outstanding standby letters of credit of $410,000 at each of December 31, 2011 and December 31, 2010 related to insurance policies either continuing in force or recently cancelled. Amounts outstanding for letters of credit reduce the amount available under the revolving credit facility on a dollar-for-dollar basis.

Available capacity in excess of outstanding borrowings under the line of credit was approximately $9.6 million and $6.8 million as of December 31, 2011 and December 31, 2010, respectively. As of December 31, 2011 and December 31, 2010, the line of credit balance was $0 and $2.7 million, respectively.

***Disclosures About Contractual Obligations and Commercial Contingencies***

The following table aggregates all contractual commitments and commercial obligations, due by period, that affect our financial condition and liquidity position as of December 31, 2011:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 Year** | **1 to 3 Years** | **3 to 5 Years** | **More than 5 Years** |
| Capital lease obligations | $ 45,000 | $ 8,000 | $ 20,000 | $ 17,000 | $ — |
| Notes payable | 2,084,000 | 1,667,000 | 417,000 | — | — |
| Line of credit | — | — | — | — | — |
| Operating leases | 6,151,000 | 584,000 | 1,486,000 | 999,000 | 3,082,000 |
| Earn out obligation—LRG | 450,000 | 450,000 | — | — | — |
| Employment contracts | 16,849,000 | 4,154,000 | 7,200,000 | 5,495,000 | — |
| Total contractual obligations | $25,579,000 | $6,863,000 | $9,123,000 | $6,511,000 | $3,082,000 |

## CRITICAL ACCOUNTING POLICIES

The Company prepares its audited Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the audited Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including but not limited to: accrued revenue, purchased transportation, recoverability of long-lived assets, accrual of acquisition earn-outs, estimated legal accruals, valuation allowances for deferred taxes, reserve for uncertain tax positions, and allowance for doubtful accounts, on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates are reasonable and has discussed them with the audit committee of our board of directors. However, actual results could differ from these estimates. Note 1 of the audited Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of our audited Consolidated Financial Statements. For the fiscal year ended December 31, 2011, there were no significant changes to our critical accounting policies. The following is a brief discussion of our critical accounting policies and estimates.

***Revenue Recognition***

The Company recognizes revenue at the point in time delivery is completed on the freight shipments it handles, with related costs of delivery being expensed within the same period in which the associated revenue is recognized. The Company uses the following supporting criteria to determine that revenue has been earned and should be recognized:

- Persuasive evidence that an arrangement exists;
- Services have been rendered;
- The sales price is fixed and determinable; and
- Collectability is reasonably assured.

The Company reports revenue on a gross basis in accordance with ASC Topic 605, "*Reporting Revenue Gross as Principal Versus Net as an Agent,*" and, as such, presentation on a gross basis is required as:

- The Company is the primary obligor and is responsible for providing the service desired by the customer.

- The customer holds the Company responsible for fulfillment including the acceptability of the service (requirements may include, for example, on-time delivery, handling freight loss and damage claims, establishing pick-up and delivery times and tracing shipments in transit).
- For Expedited Transportation and Freight Brokerage, the Company has discretion to select its drivers, contractors or other transportation providers (collectively, "service providers"). For Freight Forwarding, the Company enters into agreements with significant service providers that specify the cost of services, among other things, and has ultimate authority in approving all service providers that can be used by our Freight Forwarding unit's independently owned stations. Independently owned stations may further negotiate the cost of services with Company-approved service providers for individual customer shipments.
- Expedited Transportation and Freight Brokerage have discretion to establish sales prices. Independently owned stations within Freight Forwarding have the discretion to establish sales prices.
- The Company bears credit risk for all receivables. In the case of Freight Forwarding, the independently owned stations reimburse Freight Forwarding for a portion (typically 70-80%) of credit losses. Our Freight Forwarding unit retains the risk that the independent station owners will not meet this obligation.

Revenue recognized in our Freight Forwarding business includes an estimate at the end of each reporting period related to certain freight shipments that are in-transit at year-end. Based on historical information, we estimate the number of days it takes for delivery to be completed and recognize revenue for these shipments in-transit prior to the end of the reporting period based on this estimate. Our estimates are based on historical information and actual shipment times may vary.

### *Valuations for Accounts Receivable*

The Company's allowance for doubtful accounts is calculated based upon the aging of our receivables, our historical experience of uncollectible accounts, and any specific customer collection issues that we have identified. The allowance of $356,000 as of December 31, 2011 increased compared to the allowance of $136,000 as of December 31, 2010. We believe that the recorded allowance is sufficient and appropriate based on our customer aging trends, the exposures we have identified and our historical loss experience.

### *Stock-Based Compensation*

The fair value of each share-based payment award is established on the date of grant. For grants of restricted stock units, the fair value is established based on the market price on the date of the grant. For grants of options, we use the Black-Scholes option pricing model to estimate the fair value of share-based payment awards. The determination of the fair value of share-based awards is affected by the Company's stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

### *Goodwill and Intangible Assets with Indefinite Lives*

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Intangible assets with indefinite lives consist principally of the Express-1 and CGL trade names. The Company follows the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standard Codification ("ASC") Topic 350, *"Intangibles—Goodwill and Other"*, which requires an annual impairment test for goodwill and intangible assets with indefinite lives. If the carrying value of intangibles with indefinite lives exceeds their fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the book value of a reporting unit, including goodwill, with its fair value. If the book value of a reporting unit exceeds its fair value, we complete the second step in order to determine the amount of goodwill impairment loss that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment is equal to the excess of the book value of goodwill over the implied fair value of that goodwill. The Company performs the annual impairment testing during the third quarter unless events or circumstances indicate impairment of the goodwill may have occurred before that time. For the years presented, we did not recognize any goodwill impairment as the estimated fair value of our reporting units with goodwill significantly exceeded the book value of these reporting units.

***Identified Intangible Assets***

The Company follows the provisions of ASC Topic 360, "*Property, Plant and Equipment*", which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. During 2011, 2010 and 2009 there was no impairment of identified intangible assets.

The Company's intangible assets subject to amortization consist of trade names, non-compete agreements, customer relationships and other intangibles that are amortized on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of the respective intangible assets range from four to 12 years.

## OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any transactions that would be considered "off-balance sheet arrangements" under Item 303(a)(4) of Regulation S-K.

## NEW ACCOUNTING PRONOUNCEMENTS

The Company's management does not believe that any recent codified pronouncements by the FASB will have a material impact on the Company's current or future audited Consolidated Financial Statements.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We had $74.0 million of cash on December 31, 2011, all of which was held at a financial institution. The primary market risk associated with these investments is liquidity risk. A hypothetical 100-basis-point change in the interest rate would not have a material effect on our earnings. We do not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. Market risk arising from changes in foreign currency exchange rates is not material due to the relatively small size of our international operations.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The Consolidated Financial Statements and supplementary data of the Company required by this Item are included at pages 49-76 of this Annual Report on Form 10-K and are incorporated herein by reference.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

## ITEM 9A. *CONTROLS AND PROCEDURES*

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, as required by paragraph (b) of Rule 13a-15 and 15d-15 of the Exchange Act under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

### Management's Annual Report on Internal Control over Financial Reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of our published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that, as of December 31, 2011, our internal control over financial reporting is effective.

### Change in Internal Controls

During the quarter ended December 31, 2011, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. *OTHER INFORMATION*

Not applicable.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is set forth under Item 1 of Part I of this Annual Report on Form 10-K, and certain information required by Item 405 of Regulation S-K with respect to Section 16(a) beneficial ownership reporting compliance, which is set forth below) will be set forth in our Proxy Statement relating to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

We have adopted a Senior Officer Code of Business Conduct and Ethics (the "Code"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code is available on our website at www.xpologistics.com. In the event that we amend or waive any of the provisions of the Code that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website.

#### Section 16(a) Beneficial Ownership Reporting Compliance

No Form 3 was filed in respect of JPE's entrance into the Voting Agreement disclosed by JPE on Schedule 13D filed on June 13, 2011. JPE had no pecuniary interest in the underlying shares. A Form 3 was filed on September 12, 2011 in respect of JPE in connection with the closing of the Equity Investment.

### ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement relating to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 of Part III of Form 10-K (other than certain information required by Item 201(d) of Regulation S-K with respect to equity compensation plans, which is set forth below) will be set forth in our Proxy Statement relating to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

#### Equity Compensation Plan

The following table sets forth information, as of December 31, 2011, with respect to the Company's compensation plans under which equity securities are authorized for issuance.

| | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights |
|---|---|---|
| Equity compensation plans approved by security holders | | |
| Options | 1,382,000 | $8.53 |
| Total | 1,382,000 | |

The Company had 150,753 shares remaining available for future issuance under the Company's 2011 Omnibus Incentive Compensation Plan as of December 31, 2011.

Additionally, the Company has in place an employee stock ownership plan in which 64,395 shares of the Company's common stock are held on behalf of qualifying employees.

## ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 of Part III of Form 10-K (other than certain information required by Item 404 of Regulation S-K with respect to transactions with related persons, which is set forth below) will be set forth in our Proxy Statement relating to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

### Transactions with Related Persons

During the third quarter of 2011, with the approval of the audit committee of the Company's board of directors, the Company agreed to pay an incremental $261,000 of expenses incurred by JPE in connection with the transactions contemplated by the Investment Agreement. Also during the third quarter of 2011, with the approval of the Company's board of directors, the Company agreed to pay JPE $297,000 as reimbursement for certain executive search firm and other expenses incurred by JPE on behalf of the Company.

In March 2010, the Company issued a promissory note to an employee for $150,000. The note accrues interest at 5.5% per annum, and is collateralized by a mortgage on real property. The note has no stated maturity; however, the note and accrued interest are payable in full to the Company upon termination of the employee's employment. The note and accrued interest will be paid by the employee in the form of performance bonuses in the future. As of December 31, 2011, the note had an outstanding balance of $143,000, of which approximately $15,000 was classified as a current note receivable based on the expected bonus to be paid to the employee in 2012, and approximately $128,000 was classified as a long-term note receivable.

In December 2010, an owner of one of CGL's independently owned stations sold his interest in such station and became employed by CGL. In connection with his prior ownership and operation of his CGL station, this employee was the obligor on a promissory note in favor of CGL in an aggregate principal amount of $128,000. The note accrues interest at the prime rate, as in effect from time to time, and is uncollateralized. The note matures on August 31, 2012 and requires bi-weekly payments of $2,600. As of December 31, 2011, the note had an outstanding balance of $56,000, which has been classified as a current note receivable.

## ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement relating to the 2012 Annual Meeting of Stockholders and is incorporated herein by reference.

# PART IV

## Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

### Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements set forth in the accompanying Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report on Form 10-K. All financial statement schedules are omitted because the required information is not applicable, or because the information required is included in the Consolidated Financial Statements and notes thereto.

### Exhibits

The exhibits listed on the accompanying Exhibit Index on page 77 of this Annual Report on Form 10-K are filed or incorporated by reference as part of this Annual Report on Form 10-K and such Exhibit Index is incorporated herein by reference.

Certain of the agreements listed as exhibits to this Annual Report on Form 10-K (including the exhibits to such agreements), which have been filed to provide investors with information regarding their terms, contain various representations, warranties and covenants of XPO Logistics, Inc. and the other parties thereto. They are not intended to provide factual information about any of the parties thereto or any subsidiaries of the parties thereto. The assertions embodied in those representations, warranties and covenants were made for purposes of each of the agreements, solely for the benefit of the parties thereto. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a security holder might view as material, or may have been made for purposes of allocating contractual risk among the parties rather than establishing matters as facts. Investors should not view the representations, warranties, and covenants in the agreements (or any description thereof) as disclosures with respect to the actual state of facts concerning the business, operations, or condition of any of the parties to the agreements (or their subsidiaries) and should not rely on them as such. In addition, information in any such representations, warranties or covenants may change after the dates covered by such provisions, which subsequent information may or may not be fully reflected in the public disclosures of the parties. In any event, investors should read the agreements together with the other information concerning XPO Logistics, Inc. contained in reports and statements that we file with the Commission.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, CT, on February 29, 2012.

XPO LOGISTICS, INC.

By: /s/ BRADLEY S. JACOBS
**Bradley S. Jacobs**
**(Chairman of the Board of Directors and Chief Executive Officer)**

By: /s/ JOHN J. HARDIG
**John J. Hardig**
**(Chief Financial Officer)**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ BRADLEY S. JACOBS<br>**Bradley S. Jacobs** | Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer) | February 29, 2012 |
| /s/ JOHN J. HARDIG<br>**John J. Hardig** | Chief Financial Officer (Principal Financial Officer) | February 29, 2012 |
| /s/ KENT R. RENNER<br>**Kent R. Renner** | Senior Vice President— Chief Accounting Officer (Principal Accounting Officer) | February 29, 2012 |
| /s/ G. CHRIS ANDERSEN<br>**G. Chris Andersen** | Director | February 29, 2012 |
| /s/ MICHAEL G. JESSELSON<br>**Michael G. Jesselson** | Director | February 29, 2012 |
| /s/ ADRIAN P. KINGSHOTT<br>**Adrian P. Kingshott** | Director | February 29, 2012 |
| /s/ JAMES J. MARTELL<br>**James J. Martell** | Director | February 29, 2012 |
| /s/ JASON D. PAPASTAVROU<br>**Jason D. Papastavrou** | Director | February 29, 2012 |
| /s/ OREN G. SHAFFER<br>**Oren G. Shaffer** | Director | February 29, 2012 |

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
XPO Logistics, Inc.:

We have audited the accompanying consolidated balance sheets of XPO Logistics, Inc. (formerly Express-1 Expedited Solutions, Inc.) (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XPO Logistics, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

(signed) KPMG LLP

Chicago, Illinois
February 29, 2012

## XPO Logistics, Inc.
## Consolidated Balance Sheets

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash | $ 74,007,000 | $ 561,000 |
| Accounts receivable, net of allowances of $356,000 and $136,000, respectively | 22,425,000 | 24,272,000 |
| Prepaid expenses | 426,000 | 257,000 |
| Deferred tax asset, current | 955,000 | 314,000 |
| Income tax receivable | 1,109,000 | 1,348,000 |
| Other current assets | 219,000 | 813,000 |
| **Total current assets** | 99,141,000 | 27,565,000 |
| Property and equipment, net of $3,937,000 and $3,290,000 in accumulated depreciation, respectively | 2,979,000 | 2,960,000 |
| Goodwill | 16,959,000 | 16,959,000 |
| Identifiable intangible assets, net of $3,356,000 and $2,827,000 in accumulated amortization, respectively | 8,053,000 | 8,546,000 |
| Loans and advances | 128,000 | 126,000 |
| Other long-term assets | 381,000 | 516,000 |
| **Total long-term assets** | 28,500,000 | 29,107,000 |
| **Total assets** | $127,641,000 | $56,672,000 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 8,565,000 | $ 8,756,000 |
| Accrued salaries and wages | 2,234,000 | 1,165,000 |
| Accrued expenses, other | 2,789,000 | 2,877,000 |
| Current maturities of long-term debt and capital leases | 1,675,000 | 1,680,000 |
| Other current liabilities | 808,000 | 773,000 |
| **Total current liabilities** | 16,071,000 | 15,251,000 |
| Line of credit | — | 2,749,000 |
| Long-term debt and capital leases, net of current maturities | 454,000 | 2,083,000 |
| Deferred tax liability, long-term | 2,346,000 | 2,032,000 |
| Other long-term liabilities | 410,000 | 544,000 |
| **Total long-term liabilities** | 3,210,000 | 7,408,000 |
| **Stockholders' equity:** | | |
| Preferred stock, $.001 par value; 10,000,000 shares authorized; 75,000 shares and none issued and outstanding, respectively | 42,794,000 | — |
| Common stock, $.001 par value; 150,000,000 shares authorized; 8,410,353 and 8,171,881 shares issued, respectively; and 8,365,353 and 8,126,881 shares outstanding, respectively | 8,000 | 8,000 |
| Additional paid-in capital | 102,613,000 | 27,233,000 |
| Treasury stock, at cost, 45,000 shares held | (107,000) | (107,000) |
| Accumulated (deficit) earnings | (36,948,000) | 6,879,000 |
| **Total stockholders' equity** | 108,360,000 | 34,013,000 |
| **Total liabilities and stockholders' equity** | $127,641,000 | $56,672,000 |

The accompanying notes are an integral part of the Consolidated Financial Statements.

## XPO Logistics, Inc.
## Consolidated Statements of Operations

| | Twelve Months Ended | | |
|---|---|---|---|
| | December 31, 2011 | December 31, 2010 | December 31, 2009 |
| **Revenues** | | | |
| Operating revenue | $177,076,000 | $157,987,000 | $100,136,000 |
| **Expenses** | | | |
| Direct expense | 147,298,000 | 130,587,000 | 83,396,000 |
| **Gross margin** | 29,778,000 | 27,400,000 | 16,740,000 |
| Selling, general and administrative expense | 28,054,000 | 18,954,000 | 13,569,000 |
| **Operating income** | 1,724,000 | 8,446,000 | 3,171,000 |
| Other expense | 56,000 | 140,000 | 51,000 |
| Interest expense | 191,000 | 205,000 | 105,000 |
| **Income from continuing operations before income tax** | 1,477,000 | 8,101,000 | 3,015,000 |
| Income tax provision | 718,000 | 3,213,000 | 1,325,000 |
| **Income from continuing operations** | 759,000 | 4,888,000 | 1,690,000 |
| Income from discontinued operations, net of tax | — | — | 15,000 |
| **Net income** | 759,000 | 4,888,000 | 1,705,000 |
| Preferred stock beneficial conversion charge and dividends | (45,336,000) | — | — |
| **Net (loss) income available to common shareholders** | $ (44,577,000) | $ 4,888,000 | $ 1,705,000 |
| **Basic earnings per common share** | | | |
| Income from continuing operations | $ (5.41) | $ 0.61 | $ 0.21 |
| Income from discontinued operations | — | — | — |
| Net (loss) income | (5.41) | 0.61 | 0.21 |
| **Diluted earnings per common share** | | | |
| Income from continuing operations | (5.41) | 0.59 | 0.21 |
| Income from discontinued operations | — | — | — |
| Net (loss) income | $ (5.41) | $ 0.59 | $ 0.21 |
| **Weighted average common shares outstanding** | | | |
| Basic weighted average common shares outstanding | 8,246,577 | 8,060,346 | 8,008,805 |
| Diluted weighted average common shares outstanding | 8,246,577 | 8,278,995 | 8,041,862 |

The accompanying notes are an integral part of the Consolidated Financial Statements.

**XPO Logistics, Inc.**
**Consolidated Statements of Cash Flows**

| | Twelve Months Ended | | |
|---|---|---|---|
| | December 31, 2011 | December 31, 2010 | December 31, 2009 |
| **Operating activities** | | | |
| Net income | $ 759,000 | $ 4,888,000 | $ 1,705,000 |
| Adjustments to reconcile net income to net cash from operating activities | | | |
| (Recovery) provisions for allowance for doubtful accounts | 219,000 | (84,000) | 92,000 |
| Depreciation and amortization expense | 1,240,000 | 1,290,000 | 1,191,000 |
| Stock compensation expense | 1,180,000 | 157,000 | 172,000 |
| Loss (gain) on disposal of equipment | 12,000 | 4,000 | (29,000) |
| Non-cash impairment of incentive payments | — | 75,000 | 124,000 |
| **Changes in assets and liabilities** | | | |
| Account receivable | 1,627,000 | (6,618,000) | (5,459,000) |
| Deferred tax expense | (327,000) | 900,000 | 713,000 |
| Income tax receivable | 239,000 | (1,348,000) | — |
| Other current assets | 595,000 | (355,000) | 104,000 |
| Prepaid expenses | (170,000) | (99,000) | 214,000 |
| Other long-term assets and advances | 97,000 | 338,000 | (93,000) |
| Accounts payable | (191,000) | 1,987,000 | 191,000 |
| Accrued expenses | 1,097,000 | 1,780,000 | 1,529,000 |
| Other liabilities | 234,000 | (658,000) | (553,000) |
| **Cash provided (used) by operating activities** | 6,611,000 | 2,257,000 | (99,000) |
| **Investing activities** | | | |
| Acquisition of business, net of cash acquired | — | — | (2,250,000) |
| Payment of acquisition earn-out | (450,000) | (500,000) | (1,100,000) |
| Payment for purchases of property and equipment | (754,000) | (811,000) | (186,000) |
| Proceeds from sale of property and equipment | 13,000 | 2,000 | 62,000 |
| **Cash used by investing activities** | (1,191,000) | (1,309,000) | (3,474,000) |
| **Financing activities** | | | |
| Line of credit, net | (2,749,000) | (3,781,000) | 4,210,000 |
| Proceeds from issuance of long-term debt | — | 5,000,000 | — |
| Payments of long-term debt and capital leases | (1,633,000) | (2,665,000) | (1,249,000) |
| Excess tax benefit from stock options | 451,000 | — | — |
| Proceeds from issuance of preferred stock and warrants | 71,628,000 | — | — |
| Net proceeds from exercise of options | 704,000 | 564,000 | — |
| Dividends paid to preferred stockholders | (375,000) | — | — |
| **Cash provided (used) by financing activities** | 68,026,000 | (882,000) | 2,961,000 |
| **Net increase (decrease) in cash** | 73,446,000 | 66,000 | (612,000) |
| **Cash, beginning of period** | 561,000 | 495,000 | 1,107,000 |
| **Cash, end of period** | $74,007,000 | $ 561,000 | $ 495,000 |
| Cash paid during the period for interest | $ 110,000 | $ 124,000 | $ 105,000 |
| Cash paid during the period for income taxes | 233,000 | 3,521,000 | 396,000 |
| Increase of goodwill due to accrual of acquisition earnout | — | — | 687,000 |

The accompanying notes are an integral part of the Consolidated Financial Statements.

# XPO Logistics, Inc.
## Consolidated Statements of Changes in Stockholders' Equity
## For the Three Years Ended December 31, 2011, 2010 and 2009

| | Preferred Stock | | Common Stock | | Treasury Stock | | Additional Paid in Capital | Accumulated Earnings | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares (a) | Amount | Shares (a) | Amount | | | |
| **Balance, December 31, 2008** | | | **8,053,805** | **$8,000** | **(45,000)** | **$(107,000)** | **$ 26,340,000** | **$ 286,000** | **$ 26,527,000** |
| Stock compensation expense | — | | — | | | | 172,000 | | 172,000 |
| Net income | | | | | | | | 1,705,000 | 1,705,000 |
| **Balance, December 31, 2009** | — | — | **8,053,805** | **8,000** | **(45,000)** | **(107,000)** | **26,512,000** | **1,991,000** | **28,404,000** |
| Issuance of stock for exercise of options | | | 118,077 | | | | 564,000 | | 564,000 |
| Stock compensation expense | | | | | | | 157,000 | | 157,000 |
| Net income | | | | | | | | 4,888,000 | 4,888,000 |
| **Balance, December 31, 2010** | — | — | **8,171,882** | **8,000** | **(45,000)** | **(107,000)** | **27,233,000** | **6,879,000** | **34,013,000** |
| Issuance of common stock for option exercise | | | 237,826 | — | | | 704,000 | | 704,000 |
| Issuance of ESOP shares | | | 645 | — | | | — | | — |
| Issuance of preferred stock and warrants, net of issuance costs | 75,000 | 42,794,000 | | | | | 28,834,000 | | 71,628,000 |
| Deemed distribution for recognition of beneficial conversion feature on preferred stock | | | | | | | 44,211,000 | (44,211,000) | — |
| Stock compensation expense | | | | | | | 1,180,000 | | 1,180,000 |
| Excess tax benefit from stock options | | | | | | | 451,000 | | 451,000 |
| Dividends paid to preferred stockholders $5 per share | | | | | | | | (375,000) | (375,000) |
| Net income | | | | | | | | 759,000 | 759,000 |
| **Balance, December 31, 2011** | **75,000** | **$42,794,000** | **8,410,353** | **$8,000** | **(45,000)** | **$(107,000)** | **$102,613,000** | **$(36,948,000)** | **$108,360,000** |

(a) Amounts have been retrospectively adjusted for a 4-for-1 reverse stock split effective September 2, 2011.

The accompanying notes are an integral part of the Consolidated Financial Statements.

## XPO Logistics, Inc.
## Notes to Consolidated Financial Statements
## Years ended December 31, 2011, 2010 and 2009

### 1. Significant Accounting Policies

*Nature of Business*

**XPO Logistics, Inc.**—(the "Company") provides premium transportation and logistics services to thousands of customers primarily through its three business units:

**Expedited Transportation**—provides time critical expedited transportation to our customers through our wholly owned subsidiary Express-1, Inc. (Express-1). This typically involves dedicating one truck and driver to a load which has a specified time delivery requirement. Most of the services provided are completed through a fleet of exclusive use vehicles that are owned and operated by independent contract drivers. The use of non-owned resources to provide services minimizes the amount of capital investment required and is often described with the terms "non-asset" or "asset-light." In January of 2009, certain assets and liabilities of First Class Expediting Services Inc. (FCES) were purchased to complement the operations of Express-1. Express-1 began consolidating the results of FCES as of the purchase date.

**Freight Forwarding**—provides freight forwarding services through a chain of independently owned stations located throughout the United States, along with our two company owned international branches through our wholly owned subsidiary Concert Group Logistics, Inc. (CGL). These stations are responsible for selling and operating freight forwarding transportation services within their geographic area under the authority of CGL. In October of 2009, certain assets and liabilities of LRG International Inc. (LRG) were purchased to complement the operations of CGL. CGL began consolidating the results of LRG as of the purchase date.

**Freight Brokerage**—provides truckload brokerage transportation services to our customers throughout the United States through our wholly owned subsidiaries Bounce Logistics, Inc. (Bounce) and XPO Logistics, LLC.

For specific financial information relating to the above subsidiaries refer to **Note 17—Operating Segments.**

During 2008, the Company discontinued its Express-1 Dedicated business unit, in anticipation of the cessation of these operations in February 2009. All revenues and costs associated with this operation have been accounted for, net of taxes, in the line item labeled "Income from discontinued operations". More information on the discontinuance of the Express-1 Dedicated operations can be found in **Note 3—Discontinued Operations.**

*Principles of Consolidation*

The accompanying Consolidated Financial Statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company does not have any variable interest entities whose financial results are not included in the Consolidated Financial Statements.

*Use of Estimates*

The Company prepares its Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including but not limited to: accrued revenue, purchased transportation, recoverability of long-lived assets, accrual of acquisition earn-outs, estimated legal accruals, valuation allowances for deferred taxes, reserve for uncertain tax positions, and allowance for doubtful accounts on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates are reasonable and have been discussed with the audit committee; however, actual results could differ from these estimates.

***Concentration of Risk***

Financial instruments, that potentially subject the Company to concentrations of credit risk, are cash and cash equivalents and accounts receivable.

Cash and cash equivalents consist primarily of cash and money market accounts with an original maturity of three months or less and are maintained at financial institutions. At times, these balances may exceed federally insured limits. The Company has not experienced any losses related to these balances. All of the non-interest bearing cash balances were fully insured at December 31, 2011, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning in 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and the non-interest bearing cash balances may again exceed federally insured limits. At December 31, 2011, $72,344,000 was held in an interest bearing money market account. At December 31, 2010, there were no amounts held in interest bearing accounts.

The Company continues to mitigate the concentration of credit risk with respect to trade receivables for any one customer by the expansion of customer base, industry base, and service areas. For the year ended December 31, 2011, a domestic automotive manufacturer accounted for approximately 8% of the Company's consolidated revenue. During 2011, the Company generated approximately 10% of its consolidated revenue from the Big Three domestic automotive manufacturers. Additionally, at December 31, 2011, account receivable balances related to the Big Three automotive makers equaled 5% of the Company's consolidated accounts receivable. The concentration of credit risk extends to major automotive industry suppliers, international automotive manufacturers, and many customers who support and derive revenue from the automotive industry.

For the year ended December 31, 2010, a domestic automotive manufacturer accounted for approximately 5% of the Company's consolidated revenue. During 2010, the Company generated approximately 8% of its consolidated revenue from the Big Three domestic automotive manufacturers. Additionally, at December 31, 2010, account receivable balances related to the Big Three automotive makers equaled 6% of the Company's consolidated account receivable balance. The concentration of credit risk extends to major automotive industry suppliers, international automotive manufacturers, and many customers who support and derive revenue from the automotive industry.

The Company extends credit to its various customers based on evaluation of the customer's financial condition and ability to pay in accordance with the payment terms. The Company provides for estimated losses on accounts receivable considering a number of factors, including the overall aging of accounts receivable, customers' payment history and customers' current ability to pay their obligations. The Company writes off accounts receivable against the allowance for doubtful accounts when an account is deemed uncollectible. We do not accrue interest on past due receivables.

Activity in the allowance for doubtful accounts for the years ended December 31, 2011, 2010 and 2009 were as follows:

| | Year Ending December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Balance at beginning of year | $136,000 | $225,000 | $133,000 |
| Additions: Charged to cost and expense | 250,000 | — | 92,000 |
| Deductions and adjustments | (30,000) | (89,000) | — |
| Balance at end of year | $356,000 | $136,000 | $225,000 |

***Property and Equipment***

Property and equipment are stated at cost. Expenditures for maintenance and repair costs are expensed as incurred. Major improvements that increase the estimated useful life of an asset are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in the results of operations. Depreciation is calculated by the straight-line method over the following estimated useful lives of the related assets:

| | Years |
|---|---|
| Land | 0 |
| Building and improvements | 39 |
| Office equipment | 3-10 |
| Warehouse equipment and shelving | 3-7 |
| Computer equipment and software | 3-5 |
| Leasehold improvements | Lease term |

***Goodwill and Intangible Assets with Indefinite Lives***

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Intangible assets with indefinite lives consist principally of the Express-1 and CGL trade names. The Company follows the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standard Codification ("ASC") Topic 350, *"Intangibles—Goodwill and Other"*, which requires an annual impairment test for goodwill and intangible assets with indefinite lives. If the carrying value of intangibles with indefinite lives exceeds their fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the book value of a reporting unit, including goodwill, with its fair value. If the book value of a reporting unit exceeds its fair value, we complete the second step in order to determine the amount of goodwill impairment loss that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment is equal to the excess of the book value of goodwill over the implied fair value of that goodwill.

The Company performs the annual impairment testing during the third quarter unless events or circumstances indicate impairment of the goodwill may have occurred before that time. For the years presented, we did not recognize any goodwill impairment as the estimated fair value of our reporting units with goodwill significantly exceeded the book value of these reporting units.

***Identified Intangible Assets***

The Company follows the provisions of ASC Topic 360, *"Property, Plant and Equipment"* which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. During 2011 and 2010, there was no impairment of identified intangible assets.

The Company's intangible assets subject to amortization consist of trade names, non-compete agreements, customer relationships, and other intangibles that are amortized on a straight-line basis over the estimated useful lives of the related intangible asset. The estimated useful lives of the respective intangible assets range from four to 12 years.

***Other Long-Term Assets***

Other long-term assets consist primarily of balances representing various deposits, the long-term portion of the Company's non-qualified deferred compensation plan and notes receivable from various CGL independent station owners. Also included within this account classification are incentive payments to independent station owners within the CGL network. These payments are made by CGL to certain station owners as an incentive to join the network. These amounts are amortized over the life of each independent station contract and the unamortized portion is recoverable in the event of default under the terms of the agreements.

***Fair Value Measurements***

FASB ASC Topic 820, "*Fair Value Measurements and Disclosures*", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and classifies the inputs used to measure fair value into the following hierarchy:

- Level 1—Quoted prices for identical instruments in active markets;
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
- Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

*Estimated Fair Value of Financial Instruments*

The aggregate net fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, notes receivable, accounts payable, accrued expenses and short-term borrowings. Fair values approximate carrying values for these financial instruments since they are short-term in nature and they are receivable or payable on demand. The fair value of the Company's long-term debt and CGL notes receivable approximated their respective carrying values based on the interest rates associated with these instruments.

*Assets and Liabilities Measured at Fair Value on a Non-recurring Basis*

Certain assets and liabilities are measured at fair value on a non-recurring basis, which means that the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurements or adjustments in certain circumstances, for example, when the Company makes an acquisition or in connection with goodwill and trade name impairment testing.

In accordance with FASB ASC Topic 350, "*Intangibles—Goodwill and Other*", the Company's goodwill and indefinite lived intangibles are tested for impairment annually or more frequently if significant events or changes indicate possible impairment. The Company's annual impairment analyses were completed in the third quarter of fiscal years 2011 and 2010, and resulted in no impairments. For the years presented, we did not recognize any goodwill impairment as the estimated fair value of our reporting unit with goodwill significantly exceeded its carrying amount.

As discussed further in **Note 11—Acquisitions**, the Company completed an acquisition in the fourth quarter of fiscal year 2009. The acquisition-date fair values of the intangible assets acquired have been estimated by management using income approach methodologies, pricing models and valuation techniques. The valuation of these identifiable intangible assets, as well as the other assets acquired and liabilities assumed, was based on management's estimates, available information and reasonable and supportable assumptions. The fair value measurements were determined primarily based on Level 3 unobservable input data that reflect the Company's assumptions regarding how market participants would value the assets.

***Revenue Recognition***

The Company recognizes revenue at the point in time delivery is completed on the freight shipments it handles, with related costs of delivery being expensed within the same period in which the associated revenue is recognized. The Company uses the following supporting criteria to determine that revenue has been earned and should be recognized:

- Persuasive evidence of an arrangement exists;
- Services have been rendered;
- The sales price is fixed and determinable; and
- Collectability is reasonably assured.

The Company reports revenue on a gross basis in accordance with ASC Topic 605, "*Reporting Revenue Gross as Principal Versus Net as an Agent,*" and, as such, presentation on a gross basis is required as:

- The Company is the primary obligor and is responsible for providing the service desired by the customer.
- The customer holds the Company responsible for fulfillment including the acceptability of the service (requirements may include, for example, on-time delivery, handling freight loss and damage claims, establishing pick-up and delivery times, and tracing shipments in transit).
- For Expedited Transportation and Freight Brokerage, the Company has complete discretion to select its drivers, contractors or other transportation providers (collectively, "service providers"). For Freight Forwarding, the Company enters into agreements with significant service providers that specify the cost of services, among other things, and has ultimate authority in providing approval for all service providers that can be used by Freight Forwarding independently owned stations. Independently owned stations may further negotiate the cost of services with Freight Forwarding approved service providers for individual customer shipments.
- Expedited Transportation and Freight Brokerage have complete discretion to establish sales prices. Independently owned stations within Freight Forwarding have the discretion to establish sales prices.
- The Company bears credit risk for all receivables. In the case of Freight Forwarding the independently owned stations reimburse Freight Forwarding for a portion (typically 70-80%) of credit losses. Freight Forwarding retains the risk that the independent station owners will not meet this obligation.

***Income Taxes***

Taxes on income are provided in accordance with ASC Topic 740, "*Income Taxes*". Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax assets and liabilities are determined based on the differences between the book values, and the tax basis of particular assets and liabilities and the tax effects of net operating loss and capital loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized as income or expense in the period that included the enactment date. A valuation allowance is provided to offset the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Accounting for uncertainty in income taxes is determined based on ASC Topic 740, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. As of December 31, 2011 and 2010, the Company accrued approximately $200,000 and $135,000 for certain potential state income taxes.

During 2010 the Internal Revenue Service completed its review of the Company's 2006 tax year, and based upon the review, no assessments or adjustments were required.

***Stock-Based Compensation***

The Company accounts for share-based compensation based on the equity instrument's grant date fair value in accordance with ASC Topic 718, "*Compensation—Stock Compensation*". The Company has recorded compensation expense related to stock options and restricted stock units of $1.2 million, $157,000 and $172,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has in place stock-based compensation plans approved by the Company's stockholders for up to 1,900,000 shares of its common stock. Through the plan, the Company offers stock options and restricted stock units to employees and directors.

Options and restricted stock units generally become fully vested three to five years from the date of grant and expire five to ten years from the grant date. Certain of the restricted stock units also contain performance based vesting criteria. As of December 31, 2011, the Company had no shares available for future equity grants under its existing plans. During the life of the plans 356,000 stock options have been exercised.

The weighted-average fair value of each stock option recorded in expense for the years ended December 31, 2011, 2010 and 2009 was estimated on the date of grant using the Black-Scholes option pricing model and amortized over the requisite service period of the underlying options. The Company has used one grouping for the assumptions, as its option grants have similar characteristics. The expected term of options granted has been derived based upon the Company's history of actual exercise behavior and represents the period of time that options granted are expected to be outstanding. Historical data was also used to estimate option exercises and employee terminations. Estimated volatility is based upon the Company's historical market price at consistent points in a period equal to the expected life of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and the dividend yield is zero. The assumptions outlined in the table below were utilized in the calculations of compensation expense from option grants in the reporting periods reflected.

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Risk-free interest rate | 1.5% | 2.5% | 2.5% |
| Expected term | 6.2 years | 5.8 years | 5.1 years |
| Expected volatility | 48% | 35% | 35% |
| Expected dividend yield | none | none | none |
| Grant date fair value | $5.65 | $2.12 | $1.24 |

As of December 31, 2011, the Company had approximately $4.0 million of unrecognized compensation cost related to non-vested stock option-based compensation that is anticipated to be recognized over a weighted average period of approximately 4.3 years. Remaining estimated compensation expense related to existing stock-option based plans is $1.2 million, $875,000, $781,000, $652,000 and $395,000 for the years ending December 31, 2012, 2013, 2014, 2015, and 2016, respectively.

As of December 31, 2011, the Company had approximately $6.9 million of unrecognized compensation cost related to non-vested restricted stock-based compensation that is anticipated to be recognized over a weighted average period of approximately 4.5 years. Remaining estimated compensation expense related to existing restricted stock-based plans is $1.6 million, $1.5 million, $1.5 million, $1.4 million and $900,000 for the years ending December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

At December 31, 2011 and 2010, the aggregate intrinsic value of options outstanding and exercisable was $12,800,000 and $3,200,000, respectively. During the years ended December 31, 2011, 2010 and 2009 the intrinsic value of options exercised was $1,034,000, $159,000 and zero, respectively. During the years ended December 31, 2011, 2010, and 2009 stock options with a fair value of $785,000, $159,000 and 199,000 vested, respectively. For additional information regarding our plan refer to **Note 10—Stockholders' Equity.**

***Earnings per Share***

Earnings per common share are computed in accordance with ASC Topic 260, "*Earnings per Share*", which requires companies to present basic earnings per share and diluted earnings per share. Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the combined weighted average number of shares of common stock outstanding and dilutive options outstanding during the year. The table below identifies the weighted average number of shares outstanding and the associated earnings per common share for the periods represented.

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Basic weighted average common shares outstanding | 8,246,577 | 8,060,346 | 8,008,805 |
| Diluted weighed average common shares outstanding | 8,246,577 | 8,278,995 | 8,041,862 |
| Net income | $ 759,000 | $4,888,000 | $1,705,000 |
| Less: | | | |
| Declared cumulative paid preferred dividends | (375,000) | — | — |
| Undeclared cumulative preferred dividends | (750,000) | — | — |
| Deemed dividends from amortization of beneficial conversion feature | (44,211,000) | — | — |
| Net (loss) income available to common shareholders | $(44,577,000) | $4,888,000 | $1,705,000 |
| Basic earnings per share | $ (5.41) | $ 0.61 | $ 0.21 |
| Diluted earnings per share | $ (5.41) | $ 0.59 | $ 0.21 |

Diluted earnings per common share are computed by dividing net income by the combined weighted average number of shares of common stock outstanding and the potential dilution of stock options, warrants, restricted stock units and convertible preferred stock outstanding during the period, if dilutive. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive. For the year ended December 31, 2011, the weighted average of potentially dilutive securities excluded from the computation of diluted earnings per share was as follows:

| | Twelve Months Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Shares underlying the conversion of preferred stock to common stock | 3,522,505 | — | — |
| Shares underlying warrants to purchase common stock | 3,618,061 | — | — |
| Shares underlying stock options to purchase common stock | 298,017 | 218,649 | 33,057 |
| Shares underlying restricted stock units | 6,456 | — | — |
| | 7,445,039 | 218,649 | 33,057 |

The Company has in place an Employee Stock Ownership Plan ("ESOP"). Shares issued to this plan are included in both the basic and diluted weighted average common shares outstanding amounts. Common shares outstanding from the ESOP were 64,395 and 63,750 and 63,750 for the years ended December 31, 2011, 2010 and 2009, respectively. For additional information refer to **Note 14—Employee Benefit Plans.**

***Recently Issued Financial Accounting Standards***

The Company's management does not believe that any recent codified pronouncements by the FASB will have a material impact on the Company's current or future Consolidated Financial Statements.

## 2. Subsequent Events

On January 9, 2012, our board of directors approved the declaration of a dividend payable to holders of our Series A Convertible Perpetual Preferred Stock. The declared dividend equaled $10 per share of preferred stock as specified in the Certificate of Designation of the preferred stock. The total declared dividend equaled $750,000 and was paid on January 17, 2012.

## 3. Discontinued Operations

During the fourth quarter of 2008, the Company discontinued its Express-1 Dedicated business unit. The Company had operated this unit under the terms of a dedicated contract to supply transportation services to a domestic automotive manufacturer.

Substantially all of the assets of Express-1 Dedicated have been redeployed in other operating units of the Company, and therefore, no impairment charges or assets held for sale were recorded on the Company's financial statements during 2011, 2010 or 2009. Management does not anticipate recording any additional material activity on its discontinued operations in future periods.

The following table reflects the revenue, operating expenses, gross margins, and net income of the Company's discontinued Express-1 Dedicated business unit for 2011, 2010 and 2009.

| | Years Ending December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Operating revenue | $— | $— | $666,000 |
| Operating expense | — | — | 532,000 |
| Gross margin | — | — | 134,000 |
| Selling, general and administrative | — | — | 106,000 |
| Income from discontinued operations, before tax provision | — | — | 28,000 |
| Tax provision | — | — | 13,000 |
| Income from discontinued operations, net of tax | $— | $— | $ 15,000 |

## 4. Property and Equipment

Property and equipment is summarized as follows:

| | Year Ending December 31, 2011 | 2010 |
|---|---|---|
| Buildings | $ 1,115,000 | $ 1,115,000 |
| Leasehold improvements | 392,000 | 345,000 |
| Office equipment | 739,000 | 586,000 |
| Trucks and trailers | 1,860,000 | 1,786,000 |
| Warehouse equipment | 103,000 | 117,000 |
| Computer equipment | 1,689,000 | 1,390,000 |
| Computer software | 1,018,000 | 911,000 |
| | 6,916,000 | 6,250,000 |
| Less: accumulated depreciation | (3,937,000) | (3,290,000) |
| Total property and equipment, net | $ 2,979,000 | $ 2,960,000 |

Depreciation expense of property and equipment totaled approximately $710,000, $641,000 and $608,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Within our Consolidated Statements of Operations, depreciation expense is included in both "direct expense" and "selling general and administrative expense". For 2011, 2010 and 2009 depreciation expense of $193,000, $192,000 and $191,000 was included within "direct expense," while depreciation expense of $517,000, $449,000 and $417,000 was included within "selling, general and administrative expense", respectively.

## 5. Goodwill

The carrying amount of goodwill at both December 31, 2011 and 2010 was $16,959,000.

In October 2009, the Company, through its subsidiary CGL, acquired certain assets of LRG International, Inc., a Florida based international forwarding company ("LRG"). As consideration the former owners of LRG were paid $2,000,000 in cash at closing, and received $500,000 on the one year anniversary of the closing, October 1, 2010. Additionally, earn-out consideration of $450,000 was earned by the former owners of LRG based on financial criteria being met in 2010. In the first quarter of 2011, the $450,000 earn-out above was paid in cash. The final earn-out of $450,000 was earned based on 2011 financial criteria being met. The initial fair value liability of the potential earn-out payments were based on the Company's third-party valuation and was approximately $737,000 as of December 31, 2009. Increases in the liability of approximately $81,000 and $82,000 were recorded as interest expense during 2011 and 2010, respectively. As of December 31, 2011, based on the net present value of the expected cash payments, the earn-out liability was approximately $450,000. The last earn-out payment may be made in cash, shares of the Company's common stock, or a combination of the two, at the discretion of the Company.

In conjunction with the purchase of CGL in January of 2008, the Company recorded goodwill totaling $7,178,000 of which $500,000 represented a note payable to the former owners of CGL payable on the one year anniversary of the transaction. In addition to the goodwill created at the time of the initial transaction, the contract provided for contingent consideration to be paid to the former owners of CGL in the event certain performance measures were achieved. Based on the achievement of these performance measures and negotiations between the Company and the former owners of CGL, an earn-out of $687,000 was negotiated. The earn-out was comprised of a $600,000 obligation payable to the former owners of CGL in addition to the forgiveness of an $87,000 note receivable due from the former owners of CGL. The $600,000 obligation was paid in the first quarter of 2009 in addition to the $500,000 note payable established at the time of purchase. This transaction resulted in a cash payment of $1.1 million to the former owners of CGL and an additional $687,000 being added to goodwill for the year ended December 31, 2009. The negotiated earn-out represented payment in full for all future earn-out compensation related to the CGL purchase agreement. For additional information refer to **Note 11—Acquisitions.**

## 6. Identified Intangible Assets

| | Remaining Weighted Average Amortization In Years | Year Ending December 31, 2011 | Year Ending December 31, 2010 |
|---|---|---|---|
| Intangible not subject to amortization: | | | |
| Trade names | — | $6,420,000 | $6,420,000 |
| Intangibles subject to amortization: | | | |
| Trade Names, net of accumulated amortization of $94,000 and $52,000, respectively | 2.97 | 126,000 | 168,000 |
| Non-compete Agreements, net of accumulated amortization of $730,000 and $654,000, respectively | 2.97 | 33,000 | 109,000 |
| Independent Participant Network, net of accumulated amortization of $786,000 and $591,000 respectively | 0.94 | 194,000 | 389,000 |
| Customer relationships, net of accumulated amortization of $809,000 and $676,000, respectively | 9.71 | 1,165,000 | 1,298,000 |
| Other intangibles, net of accumulated amortization of $631,000 and $584,000, respectively | 2.54 | 115,000 | 162,000 |
| | 7.50 | 1,633,000 | 2,126,000 |
| Total identifiable intangible assets | | $8,053,000 | $8,546,000 |

The following is a schedule by year of future expected amortization expense related to identifiable intangible assets as of December 31, 2011:

| | |
|---|---|
| 2012 | $ 426,000 |
| 2013 | 232,000 |
| 2014 | 203,000 |
| 2015 | 129,000 |
| 2016 | 115,000 |
| Thereafter | 528,000 |
| Total future expected amortization expense | $1,633,000 |

The Company recorded amortization expense of approximately $493,000, $649,000 and $580,00 for the years ended December 31, 2011, 2010 and 2009, respectively.

## 7. Long-term Debt and Capital Leases

The Company enters into long-term debt and capital leases with various third parties from time to time to finance certain operational equipment and other assets used in its business operations. The Company also uses financing for acquisitions and business start ups, among other items. Generally these loans and capital leases bear interest at market rates, and are collateralized with accounts receivable, equipment and certain assets of the Company.

The table below outlines the Company's long-term debt and capital lease obligations as of December 31, 2011 and 2010.

| | Interest rates | Term (months) | Year Ending December 31, 2011 | 2010 |
|---|---|---|---|---|
| Capital leases for equipment | 10 – 18% | 24 – 60 | $ 45,000 | $ 13,000 |
| Notes Payables | 2.5% | 36 | 2,084,000 | 3,750,000 |
| Total notes payable and capital leases | | | 2,129,000 | 3,763,000 |
| Less: current maturities of long-term debt and capital leases | | | 1,675,000 | 1,680,000 |
| Non-current maturities of long term-debt and capital leases | | | $ 454,000 | $2,083,000 |

The Company recorded interest expense for the long-term debt of $75,000, $91,000 and $37,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The following is a schedule by year of future minimum principal payments required under the terms of the above long-term debt and capital lease obligations as of December 31, 2011:

| | |
|---|---|
| 2012 | $1,675,000 |
| 2013 | 427,000 |
| 2014 | 10,000 |
| 2015 | 11,000 |
| 2016 | 6,000 |
| Total future principal payments | $2,129,000 |

The Company entered into a $5.0 million term loan on March 31, 2010. Commencing April 30, 2010, the term loan is payable in 36 consecutive monthly installments consisting of $139,000 in monthly principal payments plus the unpaid interest accrued on the loan. Interest is payable at the one-month LIBOR plus 225 basis points (2.51% as of December 31, 2011).

## 8. Revolving Credit Facility

On March 31, 2011, the Company amended the credit agreement governing the Company's revolving credit facility and the term loan described in Note 7 above to extend the maturity date of the revolving credit facility to March 31, 2013 and to eliminate the receivables borrowing base limitation previously applicable to the revolving credit facility. The revolving credit facility continues to provide for a line of credit of up to $10.0 million. The Company may draw upon this line of credit up to $10.0 million, less amounts outstanding under letters of credit. The proceeds of the line of credit will be used exclusively for working capital purposes.

Substantially all of the assets of the Company and its wholly owned subsidiaries are pledged as collateral securing the Company's performance under the revolving credit facility and term loan. The revolving credit facility bears interest based at the one-month LIBOR plus an initial increment of 175 basis points (2.01% as of December 31, 2011).

The credit agreement governing the revolving credit facility and the term loan contains certain covenants related to the Company's financial performance. Included among the covenants are a fixed charge coverage ratio and a total funded debt to earnings before interest, taxes, depreciation and amortization ratio. As of December 31, 2011, the Company was not in compliance with the terms of the credit agreement with respect to the declaration and payment of cash dividends in 2011 by the Company to the holders of the Company's Series A Convertible

Perpetual Preferred Stock, as well as certain other technical matters not involving the Company's financial performance or financial maintenance covenants. Subsequent to December 31, 2011, the Company received a waiver from its lender regarding the payment of dividends on the preferred stock in October 2011 and January 2012 and the other technical matters noted above. As of December 31, 2011, the Company was in compliance with all other terms under the credit agreement and no other events of default existed under the terms of such agreement.

The Company had outstanding standby letters of credit as of both December 31, 2011 and 2010 totaling $410,000 related to insurance policies either continuing in force or recently canceled. Amounts outstanding for letters of credit reduce the amount available under the revolving credit facility, on a dollar-for-dollar basis.

Available capacity in excess of outstanding borrowings under the line was approximately $9.6 million and $6.8 million of the as of December 31, 2011 and 2010, respectively. The line of credit carries a maturity date of March 31, 2013. As of December 31, 2011 and 2010 the line of credit balance was $0 and $2,749,000, respectively.

## 9. Commitments and Contingencies

### *Lease Commitments*

The following is a schedule by year of future minimum payments required under operating leases for various transportation and office equipment and real estate lease commitments that have an initial or remaining non-cancelable lease term as of December 31, 2011.

| For the Year Ended December 31, | |
|---|---|
| 2012 | $ 584,000 |
| 2013 | 874,000 |
| 2014 | 611,000 |
| 2015 | 519,000 |
| 2016 | 481,000 |
| Thereafter | 3,082,000 |
| Total | $6,151,000 |

Rent expense was approximately $514,000, $472,000 and $446,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

### *Litigation*

In the course of its business, the Company may be a party to a variety of legal actions. The Company does not currently anticipate any of these matters or any matters in the aggregate to have a materially adverse effect on the Company's business or its financial position or results of operations.

The Company carries liability and excess umbrella insurance policies that it deems sufficient to cover potential legal claims arising in the normal course of conducting its operations as a transportation company. In the event the Company is required to satisfy a legal claim in excess of the coverage provided by this insurance, the cash flows and earnings of the Company could be negatively impacted.

During 2008, Express-1, Inc. became involved in litigation relating to a vehicular accident involving an Express-1 vehicle. Throughout 2009, legal discovery took place and during November of 2009 the Company received an order from the court to begin mediation. As a result of mediation, an agreement was reached to settle the litigation for an amount in excess of the Company's insured limits. As such, the Company recorded $400,000 in expense in the fourth quarter of 2009 that was included in sales, general and administrative expense.

*Regulatory Compliance*

The Company's activities are regulated by state and federal regulatory agencies under requirements that are subject to broad interpretations. The Company cannot predict positions that may be taken by these third parties that could require changes to the manner in which the Company operates.

## 10. Stockholders' Equity

*Equity Investment-Convertible Preferred Stock and Warrants*

On September 2, 2011, pursuant to the Investment Agreement, dated as of June 13, 2011 (the "Investment Agreement"), by and among Jacobs Private Equity, LLC ("JPE"), the other investors party thereto (collectively with JPE, the "Investors") and XPO Logistics, Inc., a Delaware corporation, the Company issued to the Investors, for $75,000,000 in cash: (i) an aggregate of 75,000 shares of Series A Convertible Perpetual Preferred Stock of the Company (the "Series A Preferred Stock"), which are initially convertible into an aggregate of 10,714,286 shares of common stock, and (ii) warrants initially exercisable for an aggregate of 10,714,286 shares of common stock at an initial exercise price of $7.00 per common share (the "Warrants"). The Company's stockholders approved the issuance of the Series A Preferred Stock and the Warrants at the special meeting of the Company's stockholders on September 1, 2011. We refer to this investment as the "Equity Investment."

The Series A Preferred Stock has an initial liquidation preference of $1,000 per share and is convertible at any time in whole or in part at the option of the holder thereof into shares of common stock at an initial conversion price of $7.00 per common share (subject to customary anti-dilution adjustments), for an effective initial aggregate conversion rate of 10,714,286 shares of common stock. The Series A Preferred Stock pays and or accrues quarterly cash dividends equal to the greater of (i) the as-converted dividends on the underlying common stock for the relevant quarter and (ii) 4% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter accrete to liquidation preference for all purposes. As of December 31, 2011 there were $750,000 of arrearages in cumulative preferred dividends. The liquidation preference of the Series A Preferred Stock at December 31, 2011 was $75,000,000. The Series A Preferred Stock votes together with the common stock on an as-converted basis on all matters, except as otherwise required by law, and separately as a class with respect to certain matters involving the rights of holders of the Series A Preferred Stock.

The Warrants are initially exercisable at any time in whole or in part until September 2, 2021 at the option of the holder thereof for one share of common stock per Warrant at an initial exercise price of $7.00 in cash per common share (subject to customary anti-dilution adjustments), for an effective initial aggregate number of shares of common stock subject to Warrants of 10,714,286.

After deducting $3,372,000 of direct incremental issuance costs, the Company received net proceeds of $71,628,000 for the Series A Preferred Stock and the Warrants, which was recorded in equity based on the relative fair values of the Series A Preferred Stock and the Warrants, resulting in $42,794,000 allocated to the Series A Preferred Stock and $28,834,000 allocated to the Warrants.

The conversion feature of the Series A Preferred Stock was determined to be a beneficial conversion feature ("BCF") based on the effective initial conversion price and the market value of the Company's common stock at the commitment date for the issuance of the Series A Preferred Stock. ASC Topic 470, "*Debt*", requires recognition of the BCF related to the Series A Preferred Stock as a discount on the Series A Preferred Stock and amortization of such amount as a deemed distribution through the earliest conversion date. The calculated value of the BCF was in excess of the relative fair value of net proceeds allocated to the Series A Preferred Stock. The Company therefore recorded a discount on the Series A Preferred Stock of $44,211,000 with immediate recognition of this amount as a deemed distribution because the Series A Preferred Stock is convertible at any time.

The authorized preferred stock of the Company consists of 10,000,000 shares at $.001 par value, of which 75,000 shares were issued and outstanding as of December 31, 2011. No shares were issued and outstanding as of December 31, 2010 or 2009.

### *Reverse Stock Split*

In connection with the closing of the Equity Investment, the Company effected a 4-for-1 reverse stock split on September 2, 2011. The Company's stockholders approved the amendment to the Company's certificate of incorporation effecting the reverse stock split at the special meeting of the Company's stockholders on September 1, 2011. Unless otherwise noted, all share-related amounts herein reflect the reverse stock split.

In connection with the reverse stock split, stockholders received one new share of common stock for every four shares of common stock held at the effective time. Proportional adjustments were made to the number of shares issuable upon the exercise of outstanding options to purchase shares of common stock and the per share exercise price of those options.

### *Common Stock*

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividend payments whenever funds are legally available and dividends are declared by our board of directors, subject to the prior rights of the holders of all classes of stock outstanding. The Company records stock as issued when the consideration is received or the obligation is incurred.

### *Treasury Stock*

In 2005, the Company received 45,000 shares of its common stock from the holders thereof in settlement of certain loans and deposits between the Company and these stockholders. The shares were recorded at market price on the dates on which they were acquired by the Company.

### *Options and Restricted Stock Units*

The Company has in place stock-based compensation plans in which 1,900,000 shares of its common stock have been approved by the shareholders to be issued. Through the plans, the Company offers shares to assist in the recruitment and retention of qualified employees and non-employee directors. Outstanding options granted to employees and non-employee directors totaled 1,382,000 and 751,000 as of December 31, 2011 and 2010, respectively. Restricted stock units granted to employees and non-employee directors totaled 695,000 and zero as of December 31, 2011 and 2010, respectively.

The following table summarizes the Company's equity awards outstanding and exercisable as of December 31, 2011 and 2010:

| | Options | | | | Restricted Stock Units | |
|---|---|---|---|---|---|---|
| | Options | Weighted Average Exercise Price | Exercise Price Range | Weighted Average Remaining Term | Restricted Stock Units | Weighted Average Grant Date Fair Value |
| **Outstanding at December 31, 2009** | 785,750 | $ 4.56 | 2.28 – 5.92 | 5.1 | | |
| Granted | 158,750 | 5.64 | 5.00 - 6.60 | | | |
| Expired | (75,250) | 5.16 | 3.92 – 6.08 | | | |
| Exercised | (118,000) | 4.76 | 3.92 – 5.00 | | | |
| **Outstanding at December 31, 2010** | 751,250 | $ 4.72 | 2.28 - 6.60 | 6.2 | — | |
| **Vested & Exercisable at December 31, 2010** | 582,595 | $ 4.57 | 2.28 – 6.60 | 5.5 | — | — |
| **Outstanding at December 31, 2010** | 751,250 | $ 4.72 | 2.28 – 6.60 | 6.2 | — | |
| Granted | 1,059,250 | 10.89 | 9.28 – 16.92 | | 695,000 | 10.34 |
| Expired | (190,716) | 10.83 | 2.28 – 16.92 | | — | |
| Exercised | (237,826) | 5.14 | 2.28 – 10.56 | | — | |
| **Outstanding at December 31, 2011** | 1,381,958 | $ 8.53 | 2.28 – 16.92 | 9.0 | 695,000 | 10.34 |
| **Vested & Exercisable at December 31, 2011** | 471,653 | $ 5.52 | 2.68 - 10.56 | 6.2 | — | |

Of the 695,000 restricted stock units, 583,000 vest subject to service conditions and 112,000 vest subject to service and performance-based conditions.

## 11. Acquisitions

### *First Class*

In January of 2009, the Company purchased certain assets and liabilities from First Class Expediting Services Inc. (FCES). FCES was a Rochester Hills, Michigan based company providing regional expedited transportation in the Midwest. The Company paid the former owners of FCES $250,000 in cash and received approximately $40,000 of net assets consisting primarily of fixed assets, net of related debt. The Company funded the transaction through cash available from working capital.

For financial reporting purposes, FCES is included with the operating results of Express-1. The Company has recognized identifiable intangible assets of $210,000 amortizable over a 2-5 year period.

The purchase price allocation for FCES as of January 2009 was as follows:

| | |
|---|---|
| Property and equipment | $ 82,000 |
| Intangibles | 210,000 |
| Liabilities assumed | (42,000) |
| Total purchase price | $250,000 |

### *LRG*

On October 1, 2009, CGL purchased certain assets and liabilities of Tampa, Florida based LRG International, Inc. (LRG), an international freight forwarder. The LRG purchase complements and expands CGL's ability to move international freight competitively. LRG's financial activity is included within CGL's segment information.

At closing the Company paid the former owners of LRG $2 million in cash. The Company used its then-existing line of credit to finance the transaction. On the one year anniversary of the closing, the Company paid the former owners $500,000. The transaction also provided for potential earn-outs of $900,000 provided certain performance criteria are met within the new CGL International division over a 2 year period. During the first quarter of 2011, the Company paid a $450,000 cash earn-out. One additional potential earn-out of $450,000 can also be earned based on 2011 financial criteria being met. At the October 1, 2009 closing date the company recorded approximately $1,237,000 in liabilities related to the fair value of these future payments, which are measured using Level 3 fair value inputs (see **Note 6—Identified Intangible Assets**).

The Company accounted for the acquisition as a purchase and included the results of operation of the acquired business in the Consolidated Financial Statements from the effective date of the acquisition.

The purchase price allocation for LRG as of October 1, 2009 was as follows:

| | |
|---|---|
| Property and equipment | $ 30,000 |
| Trademarks/names | 220,000 |
| Association memberships | 160,000 |
| Customer lists | 1,410,000 |
| Non-compete agreements | 60,000 |
| Goodwill | 1,357,000 |
| Earn-outs | (1,237,000) |
| Total purchase price | $ 2,000,000 |

The following table sets forth the components of identifiable intangible assets associated with the acquisition of LRG:

| | Fair Value | Useful Lives |
|---|---|---|
| Trademark/name | $ 220,000 | 5 years |
| Association memberships | 160,000 | 5 years |
| Customer list | 1,410,000 | 12 years |
| Non-compete agreements | 60,000 | 5 years |
| Total identifiable intangible assets | $1,850,000 | |

The following unaudited Pro forma consolidated information presents the results of operations of the Company for the twelve months ended December 31, 2009, as if the acquisition of LRG had taken place at the beginning of the year presented. The 2010 and 2011 Consolidated Financial Statements include a full year of LRG (currently CGL International) results. Pro forma results presented within the table do not include adjustments for amortization of intangibles and depreciation of fixed assets as a result of the LRG acquisition.

| | Proforma Consolidated Results (Unaudited) |
|---|---|
| | For the year ended December 31, 2009 |
| Operating revenue | $106,540,000 |
| Income from continuing operations before tax | 3,409,000 |
| Income from continuing operations | $ 1,926,000 |
| Basic income from continuing operations per share | $ 0.06 |
| Diluted income from continuing operations per share | $ 0.06 |

## 12. Income Taxes

The components of the income tax provision consist of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Current** | | | |
| Federal | $ 738,000 | $1,968,000 | $ 172,000 |
| State | 269,000 | 330,000 | 453,000 |
| | 1,007,000 | 2,298,000 | 625,000 |
| **Deferred** | | | |
| Federal | (249,000) | 798,000 | 591,000 |
| State | (40,000) | 117,000 | 122,000 |
| | (289,000) | 915,000 | 713,000 |
| Total income tax provision | 718,000 | 3,213,000 | 1,338,000 |
| Income tax provision included in discontinued operations | — | — | 13,000 |
| Income tax provision included in continuing operations | $ 718,000 | $3,213,000 | $1,325,000 |

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Income tax provision at statutory rate | $519,000 | $2,754,000 | $1,038,000 |
| Increase (decrease) in income tax due to: | | | |
| State tax | 137,000 | 317,000 | 379,000 |
| Uncertain tax position provision | 65,000 | 135,000 | — |
| All other non-deductible items | (3,000) | 7,000 | (79,000) |
| Total provision for income tax | $718,000 | $3,213,000 | $1,338,000 |

The tax effects of temporary differences that give rise to significant portions of the current deferred tax asset and non-current deferred tax liability at December 31, 2011 and 2010 are as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| **Current deferred tax items** | | |
| Allowance for doubtful accounts | $ 141,000 | $ 53,000 |
| Prepaid expenses | (142,000) | (93,000) |
| Accrued expenses | 896,000 | 294,000 |
| Accrued insurance claims | 60,000 | 60,000 |
| Total deferred tax asset, current | $ 955,000 | $ 314,000 |
| **Non-current deferred tax items** | | |
| Property, plant & equipment | $ (478,000) | $ (396,000) |
| Intangible assets | (2,569,000) | (1,984,000) |
| Accrued expenses | 20,000 | 20,000 |
| Stock option expense | 594,000 | 253,000 |
| Net operating loss carryforward | 87,000 | 75,000 |
| Total deferred tax liability, long-term | (2,346,000) | (2,032,000) |
| Net deferred tax liability | $(1,391,000) | $(1,718,000) |

As of December 31, 2011, the Company had no remaining federal net operating loss carry forward. The Company's gross state net operating loss carry forward at December 31, 2011, totaled approximately $1,600,000 and will begin expiring in 2021. The Company is subject to examination by the IRS for the calendar years 2007 through 2010. The Company is also subject to examination by various state taxing authorities for the calendar years 2006 through 2010. The Company does not anticipate any significant increase or decrease in unrecognized tax benefit within the next 12 months. The Company has not recorded a valuation allowance related to the current deferred tax asset as of December 31, 2011 and 2010 as the current and historical taxable income supports the realization of the assets.

### Liability for Uncertain Tax Positions

In July 2006, the FASB issued guidance which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with ASC Topic 740, and prescribed a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under this guidance, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, this guidance provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted this guidance on January 1, 2007, however, the adoption did not have a material impact on the Company's Consolidated Financial Statements until fiscal year 2010. As a result of the implementation of this guidance, the Company has recognized the following liability for the year ended December 31, 2011 and 2010. A reconciliation of the beginning to ending amount of the recognized uncertain tax position liability is as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Balance at January 1 | $135,000 | $ — |
| Additions based on tax positions related to the current year | 65,000 | 70,000 |
| Additions for tax positions of prior years | — | 65,000 |
| Reductions for tax positions of prior years | — | — |
| Reductions due to the statute of limitations | — | — |
| Settlements | — | — |
| Balance at December 31 | $200,000 | $135,000 |

The Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in sales, general and administrative expense. During the years ended December 31, 2011 and 2010, the Company recognized $0 for interest and penalties due to the immaterial nature of both items.

## 13. Related Party Transactions

Pursuant to the terms of the Investment Agreement, on September 2, 2011, the Company paid JPE $1,000,000 as reimbursement for certain expenses incurred by JPE in connection with the transactions contemplated by the Investment Agreement, which reduced the net proceeds received for the Series A Preferred Stock and the Warrants. With the approval of the audit committee of the Company's board of directors, the Company also agreed to pay an incremental $261,000 of expenses incurred by JPE in connection with the transactions contemplated by the Investment Agreement. In addition, with the approval of the Company's board of directors, the Company agreed to pay JPE $297,000 as reimbursement for certain executive search firm and other expenses incurred by JPE on behalf of the Company.

In March 2010, the Company issued a promissory note to an employee for $150,000. The note accrues interest at 5.5% per annum, and is collateralized by a mortgage on real property. The note has no stated maturity; however, the note and accrued interest are payable in full to the Company upon termination of the employee's employment. The note and accrued interest will be paid by the employee in the form of performance bonuses in the future. As of December 30, 2011, the note had an outstanding balance of $143,000, of which approximately $15,000 was classified as a current note receivable based on the expected bonus to be paid to the employee in 2012, and approximately $128,000 was classified as a long-term note receivable.

In December 2010, an owner of one of CGL's independently owned stations sold his interest in such station and became employed by CGL. In connection with his prior ownership and operation of his CGL station, this employee was the obligor on a promissory note in favor of CGL in an aggregate principal amount of $128,000. The note accrues interest at the prime rate, as in effect from time to time, and is uncollateralized. The note matures on August 31, 2012 and requires bi-weekly payments of $2,600. As of December 31, 2011, the note had an outstanding balance of $56,000, which has been classified as a current note receivable.

The above transactions are not necessarily indicative of amounts, terms and conditions that the Company may have received in transactions with unrelated third parties.

## 14. Employee Benefit Plans

The Company has a defined contribution 401(k) salary reduction plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the "401(k) Plan"). The 401(k) Plan allows eligible employees, as defined in the plan document, to defer up to the federally allowed limits of their eligible compensation, with the Company contributing an amount determined at the discretion of the board of directors. The Company contributed approximately $120,000, $120,000 and $65,000 to the 401(k) Plan for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also maintained a Non-qualified Deferred Compensation Plan for certain employees. This plan allowed participants to defer a portion of their salary on a pre-tax basis and accumulate tax-deferred earnings plus interest. These deferrals were in addition to those allowed under the 401(k) Plan. The Company provided a discretionary matching contribution of 25 percent of the employee contribution, subject to a maximum Company contribution of $2,500 per employee. The Company's matching contribution expense for such plans was $0, $0 and $0 for the years ended December 31, 2011, 2010 and 2009, respectively. During the fourth quarter of 2009, the Company decided to terminate this plan effective in January 2010. Liabilities totaling $350,000 were paid out to plan participants during 2011 in conjunction with the termination of the plan.

The Company has in place an Employee Stock Ownership Plan ("ESOP") for all employees. The ESOP allows employer contributions, at the sole discretion of the board of directors. To be eligible to receive contributions, an employee must complete one year of full time service and be employed on the last day of the year. Contributions to the ESOP vest over a five-year period. The following table reflects activity to the Company's ESOP plan:

| | ESOP Shares Awarded | Stock Valuation | Issuance Date | Expense Recognized |
|---|---|---|---|---|
| Outstanding prior to 2005 | 6,250 | 4.80 | 3/31/2005 | $ 30,000 |
| 2005 | 12,500 | 2.96 | 10/6/2006 | 124,000 |
| 2006 | 22,500 | 5.52 | 4/10/2007 | 101,000 |
| 2007 | 22,500 | 4.48 | 12/11/2007 | 101,000 |
| 2008 | — | — | | 2,000 |
| 2009 | — | — | | 40,000 |
| 2010 | — | — | | — |
| 2011 | 645 | 9.28 | 4/25/2011 | — |
| Total | 64,395 | | | $398,000 |

## 15. Employment Agreements

The Company has in place with certain managers and executives employment agreements calling for base compensation payments totaling $4,154,000, $3,600,000, $3,600,000, $3,432,000 and $2,063,000 for the years ending December 31, 2012 2013, 2014, 2015 and 2016, respectively. These agreements expire on various dates within the listed periods and also provide for performance based bonus and equity awards, provided the Company's performance meets defined performance objectives. These employment contracts vary in length and provide for continuity of employment pending termination "for cause" for the covered individuals.

## 16. Quarterly Financial Data (Unaudited)

**XPO Logistics, Inc.**
**Quarterly Financial Data**

| | March 31, 2011 | June 30, 2011 | September 30, 2011 | December 31, 2011 |
|---|---|---|---|---|
| Operating revenue | $41,508,000 | $44,094,000 | $ 47,389,000 | $44,085,000 |
| Direct expense | 34,301,000 | 36,914,000 | 39,169,000 | 36,914,000 |
| Gross margin | 7,207,000 | 7,180,000 | 8,220,000 | 7,171,000 |
| Sales, general and administrative expense | 5,207,000 | 5,537,000 | 7,750,000 | 9,560,000 |
| Other expense (income) | 29,000 | 33,000 | — | (6,000) |
| Interest expense | 49,000 | 47,000 | 49,000 | 46,000 |
| Income (loss) before income tax | 1,922,000 | 1,563,000 | 421,000 | (2,429,000) |
| Income tax provision | 805,000 | 649,000 | 231,000 | (967,000) |
| Net income (loss) | 1,117,000 | 914,000 | 190,000 | (1,462,000) |
| Preferred stock beneficial conversion charge and dividends | — | — | (44,586,000) | (750,000) |
| **Net income (loss) available to common shareholders** | $ 1,117,000 | $ 914,000 | $(44,396,000) | $ (2,212,000) |
| **Basic income per share** | | | | |
| Net income | $ 0.14 | $ 0.11 | $ (5.38) | $ (0.27) |
| **Diluted income per share** | | | | |
| Net income | $ 0.13 | $ 0.11 | $ (5.38) | $ (0.27) |

| | March 31, 2010 | June 30, 2010 | September 30, 2010 | December 31, 2010 |
|---|---|---|---|---|
| Operating revenue | $31,642,000 | $40,340,000 | $ 44,448,000 | $41,557,000 |
| Direct expense | 26,043,000 | 33,101,000 | 36,309,000 | 35,134,000 |
| Gross margin | 5,599,000 | 7,239,000 | 8,139,000 | 6,423,000 |
| Sales, general and administrative expense | 4,075,000 | 4,598,000 | 5,219,000 | 5,062,000 |
| Other expense | 20,000 | 34,000 | 48,000 | 38,000 |
| Interest expense | 20,000 | 88,000 | 32,000 | 65,000 |
| Income before income tax | 1,484,000 | 2,519,000 | 2,840,000 | 1,258,000 |
| Income tax provision | 650,000 | 1,015,000 | 1,110,000 | 438,000 |
| Net income | $ 834,000 | $ 1,504,000 | $ 1,730,000 | $ 820,000 |
| **Basic income per share** | | | | |
| Net income | $ 0.10 | $ 0.19 | $ 0.21 | $ 0.10 |
| **Diluted income per share** | | | | |
| Net income | $ 0.10 | $ 0.18 | $ 0.21 | $ 0.10 |

| | March 31, 2009 | June 30, 2009 | September 30, 2009 | December 31, 2009 |
|---|---|---|---|---|
| Operating revenue | $20,072,000 | $22,243,000 | $26,211,000 | $31,610,000 |
| Direct expense | 16,856,000 | 18,606,000 | 21,482,000 | 26,452,000 |
| Gross margin | 3,216,000 | 3,637,000 | 4,729,000 | 5,158,000 |
| Sales, general and administrative expense | 3,243,000 | 3,006,000 | 3,284,000 | 4,036,000 |
| Other expense | (10,000) | 19,000 | 19,000 | 23,000 |
| Interest expense | 22,000 | 26,000 | 26,000 | 31,000 |
| Income from continuing operations before income tax | (39,000) | 586,000 | 1,400,000 | 1,068,000 |
| Income tax provision | (14,000) | 273,000 | 599,000 | 467,000 |
| Income from continuing operations | (25,000) | 313,000 | 801,000 | 601,000 |
| Income from discontinued operations, net of tax | 30,000 | (25,000) | 10,000 | — |
| Net income | $ 5,000 | $ 288,000 | $ 811,000 | $ 601,000 |
| **Basic income per share** | | | | |
| Income from continuing operations | $ — | $ 0.04 | $ 0.10 | $ 0.08 |
| Income from discontinued operations | — | — | — | — |
| Net income | — | 0.04 | 0.10 | 0.08 |
| **Diluted income per share** | | | | |
| Income from continuing operations | — | 0.04 | 0.10 | 0.07 |
| Income from discontinued operations | — | — | — | — |
| Net income | $ — | $ 0.04 | $ 0.10 | $ 0.07 |

## 17. Operating Segments

The Company has three reportable segments based on the type of service provided, to its customers:

**Expedited Transportation**—provides time critical expedited transportation to its customers. This typically involves dedicating one truck to a load which has a specified time delivery requirement. Most of the services provided are completed through a fleet of exclusive use vehicles that are owned and operated by independent contract drivers. The use of non-owned resources to provide transportation services minimizes the amount of capital investment required and is often described with the terms "non-asset" or "asset-light".

**Freight Forwarding**—provides freight forwarding services through a chain of independently owned stations located throughout the United States, along with our two CGL-owned CGL International branches. These stations are responsible for selling and operating freight forwarding transportation services within their geographic area under the authority of CGL. In October of 2009, certain assets and liabilities of LRG International (currently CGL International) were purchased to complement the operations of CGL.

**Freight Brokerage**—provides premium truckload brokerage transportation services to its customers throughout the United States.

The costs of the Company's board of directors, executive team and certain corporate costs associated with operating as a public company are referred to as "corporate" charges. In addition to the aforementioned items, the Company also commonly records items such as its income tax provision and other charges that are reported on a consolidated basis within the corporate classification item.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business segments.

The following schedule identifies select financial data for each of the business segments.

## XPO Logistics, Inc.
## Operating Segment Data

| Year Ended December 31, 2011 | Expedited Transportation | Freight Forwarding | Freight Brokerage | Corporate | Eliminations | Total Continuing Operations | Discontinued Operations E-1 Dedicated |
|---|---|---|---|---|---|---|---|
| Revenues | $87,558,000 | $65,148,000 | $29,186,000 | $ — | $ (4,816,000) | $177,076,000 | |
| Operating income (loss) from continuing operations | 8,199,000 | 1,545,000 | 1,305,000 | (9,325,000) | | 1,724,000 | |
| Depreciation and amortization | 596,000 | 576,000 | 44,000 | 24,000 | | 1,240,000 | |
| Interest expense | 4,000 | 150,000 | 33,000 | 4,000 | | 191,000 | |
| Tax provision (benefit) | 356,000 | — | 42,000 | 320,000 | | 718,000 | |
| Goodwill | 7,737,000 | 9,222,000 | — | — | | 16,959,000 | |
| Total assets | 22,448,000 | 23,394,000 | 4,854,000 | 97,667,000 | (20,722,000) | 127,641,000 | |
| **Year Ended December 31, 2010** | | | | | | | |
| Revenues | $76,644,000 | $65,222,000 | $19,994,000 | $ — | $ (3,873,000) | $157,987,000 | |
| Operating income (loss) from continuing operations | 7,606,000 | 1,882,000 | 865,000 | (1,907,000) | | 8,446,000 | |
| Depreciation and amortization | 686,000 | 629,000 | 31,000 | 19,000 | | 1,365,000 | |
| Interest expense | — | 171,000 | 31,000 | 3,000 | | 205,000 | |
| Tax provision | 2,382,000 | 529,000 | 262,000 | 40,000 | | 3,213,000 | |
| Goodwill | 7,737,000 | 9,222,000 | — | — | | 16,959,000 | |
| Total assets | 24,509,000 | 25,106,000 | 4,836,000 | 25,867,000 | (23,646,000) | 56,672,000 | |
| **Year Ended December 31, 2009** | | | | | | | |
| Revenues | $50,642,000 | $41,162,000 | $10,425,000 | $ — | $ (2,093,000) | $100,136,000 | $666,000 |
| Operating income (loss) from continuing operations | 3,446,000 | 1,121,000 | 458,000 | (1,854,000) | | 3,171,000 | 28,000 |
| Depreciation and amortization | 711,000 | 452,000 | 27,000 | — | | 1,190,000 | 1,000 |
| Interest expense | — | 76,000 | 24,000 | 5,000 | | 105,000 | — |
| Tax provision | — | — | — | 1,325,000 | | 1,325,000 | 13,000 |
| Goodwill | 7,737,000 | 9,222,000 | — | — | | 16,959,000 | — |
| Total assets | 23,381,000 | 23,509,000 | 2,150,000 | 16,858,000 | (16,859,000) | 49,039,000 | — |

## EXHIBIT INDEX

| Exhibit Number | Description | Sequential Page Number |
|---|---|---|
| 2.1 | Investment Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC ("JPE"), each of the other investors party thereto and the registrant (incorporated herein by reference to Exhibit 2.1 to the registrant's Current Report on Form 8-K dated June 14, 2011 (the "June 2011 Form 8-K")). | *‡ |
| 3.1 | Amended and Restated Certificate of Incorporation of the registrant, dated May 17, 2005 (incorporated herein by reference to Exhibit 3.1 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2007). | * |
| 3.2 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated May 31, 2006 (incorporated herein by reference to Exhibit 3 to the registrant's Current Report on Form 8-K dated June 7, 2006). | * |
| 3.3 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated June 20, 2007 (incorporated herein by reference to Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the "June 2007 Form 10-Q")). | * |
| 3.4 | Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the registrant, dated September 1, 2011 (incorporated herein by reference to Exhibit 3.1 to the registrant's Current Report on Form 8-K dated September 6, 2011 (the "September 2011 Form 8-K")). | * |
| 3.5 | 2nd Amended and Restated Bylaws of the registrant, dated August 30, 2007 (incorporated herein by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K/A dated September 14, 2007). | * |
| 4.1 | Certificate of Designation of Series A Convertible Perpetual Preferred Stock of the registrant (incorporated herein by reference to Exhibit 4.1 of the September 2011 Form 8-K). | * |
| 4.2 | Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.2 of the September 2011 Form 8-K). | * |
| 4.3 | Registration Rights Agreement, dated as of September 2, 2011, by and among JPE, each of the other holders and designated secured lenders party thereto and the registrant (incorporated herein by reference to Exhibit 4.3 of the September 2011 Form 8-K). | * |
| 10.1 | 2011 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit D to Exhibit 2.1 to the June 2011 Form 8-K). | +* |
| 10.2 | 2001 Amended and Restated Stock Option Plan (incorporated herein by reference to Exhibit 4.1 to the registrant's Registration Statement on Form S-8 dated May 20, 2010). | +* |
| 10.3 | Employment Agreement between the registrant and Bradley S. Jacobs, dated November 21, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated November 21, 2011). | +* |
| 10.4 | Employment Agreement between the registrant and M. Sean Fernandez, dated October 13, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated November 7, 2011). | +* |

| Exhibit Number | Description | Sequential Page Number |
|---|---|---|
| 10.5 | Employment Agreement between the registrant and Michael R. Welch, dated July 9, 2004 (incorporated herein by reference to Exhibit 99.4 to the registrant's Current Report on Form 8-K/A dated October 22, 2004). | +* |
| 10.6 | Amendment No. 1 to Employment Agreement between the registrant and Michael R. Welch (incorporated herein by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K dated July 7, 2008). | +* |
| 10.7 | Amendment No. 2 to Employment Agreement between the registrant and Michael R. Welch, dated July 1, 2005 (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the "June 2010 Form 10-Q")). | +* |
| 10.8 | Amendment No. 3 to Employment Agreement between the registrant and Michael R. Welch, dated June 10, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011). | +* |
| 10.9 | Amendment No. 4 to Employment Agreement between the registrant and Michael R. Welch, dated July 18, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K dated July 22, 2011 (the "July 2011 Form 8-K")). | +* |
| 10.10 | Employment Agreement between the registrant and John D. Welch, dated January 1, 2011 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K/A dated March 22, 2011). | +* |
| 10.11 | Amendment No. 1 to Employment Agreement between the registrant and John D. Welch, dated July 18, 2011 (incorporated herein by reference to Exhibit 10.2 to the July 2011 Form 8-K). | +* |
| 10.12 | Employment Agreement between the registrant and Scott B. Malat, dated September 20, 2011 (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the "September 2011 Form 10-Q")). | +* |
| 10.13 | Employment Agreement between the registrant and Gregory W. Ritter, dated October 5, 2011. | + |
| 10.14 | Employment Agreement between the registrant and Mario A. Harik, dated October 10, 2011. | + |
| 10.15 | Employment Agreement between the registrant and Gordon E. Devens, dated October 31, 2011. | + |
| 10.16 | Employment Agreement between the registrant and Daniel Para, dated June 1, 2010 (incorporated herein by reference to Exhibit 10.2 to the June 2010 Form 10-Q). | +* |
| 10.17 | Amendment No. 1 to Employment Agreement between the registrant and Daniel Para, effective July 18, 2011 (incorporated herein by reference to Exhibit 10.3 to the September 2011 Form 10-Q). | +* |
| 10.18 | Form of Restricted Stock Unit Award Agreement (Service-Vesting) (2011 Omnibus Incentive Compensation Plan). | + |
| 10.19 | Form of Performance-Based Restricted Stock Unit Award Agreement (2011 Omnibus Incentive Compensation Plan). | + |

| Exhibit Number | Description | Sequential Page Number |
|---|---|---|
| 10.20 | Form of Option Award Agreement (2011 Omnibus Incentive Compensation Plan). | + |
| 10.21 | Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2011 Omnibus Incentive Compensation Plan). | + |
| 10.22 | Form of Option Award Agreement for Non-Employee Directors (2011 Omnibus Incentive Compensation Plan). | + |
| 10.23 | Form of Option Award Agreement (2001 Amended and Restated Stock Option Plan) (grants from June 2011 through September 2011). | + |
| 10.24 | Form of Option Award Agreement (2001 Amended and Restated Stock Option Plan) (grants through May 2011). | + |
| 10.25 | Amendment to Revolving and Term Loan Agreement (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K dated March 31, 2010 (the "March 2010 Form 8-K")). | * |
| 10.26 | Second Amendment to Revolving and Term Loan Agreement (incorporated herein by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K dated March 31, 2011). | * |
| 10.27 | Commercial Term Note (incorporated herein by reference to Exhibit 99.3 to the March 2010 Form 8-K). | * |
| 10.28 | Commercial Revolving Note (incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K dated March 31, 2011). | * |
| 14 | Senior Officer Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the registrant's Current Report on Form 8-K dated January 20, 2012). | * |
| 21 | Subsidiaries of the registrant. | |
| 23 | Consent of KPMG LLP, Independent Registered Public Accounting Firm. | |
| 31.1 | Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. | |
| 31.2 | Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. | |
| 32.1 | Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. | ł |
| 32.2 | Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. | ł |
| 101.INS | XBRL Instance Document. | |
| 101.SCH | XBRL Taxonomy Extension Schema. | |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase. | |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase. | |

| Exhibit Number | Description | Sequential Page Number |
|---|---|---|
| 101.LAB | XBRL Taxonomy Extension Label Linkbase. | |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase. | |

* Incorporated by reference.

\+ This exhibit is a management contract or compensatory plan or arrangement.

ł This exhibit will not be deemed "filed" for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

‡ The schedules to this agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any such omitted schedules to the Commission upon request.

**XPOLogistics**

**BOARD OF DIRECTORS:**

**Bradley S. Jacobs**
Chairman and Chief Executive Officer,
XPO Logistics, Inc.

**G. Chris Andersen**
Founder and Managing Partner,
G.C. Andersen Partners, LLC

**Michael G. Jesselson**
President,
Jesselson Capital Corporation

**Adrian P. Kingshott**
Chief Executive Officer, AdSon LLC
Affiliated Managing Director,
The Bank Street Group LLC

**James J. Martell**
Independent Operating Executive,
Welsh, Carson, Anderson & Stowe

**Jason D. Papastavrou**
Founder and Chief Investment Officer,
ARIS Capital Management, LLC
Co-founder,
Empiric Asset Management, LLC

**Oren G. Shaffer**
Vice Chairman and Chief Financial
Officer (Retired), Qwest Communications
International, Inc.

**FINANCIAL AND OTHER COMPANY INFORMATION:**
Copies of XPO Logistics, Inc.'s financial information such as the Company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on Form 10-Q and Proxy Statement are available at the Company's website at www.xpologistics.com or by contacting "Investor Relations" at our corporate executive office address.

**CORPORATE EXECUTIVE OFFICE:**
429 Post Road
Buchanan, Michigan 49107
Tel. (269) 695-2700 or (800) 800-5161

**ANNUAL MEETING OF STOCKHOLDERS:**
The Annual Meeting of Stockholders will be held on May 31, 2012 at 10:00 a.m., Eastern Daylight Time (EDT), at the Hyatt Regency Hotel, located at 1800 East Putnam Avenue, Old Greenwich, CT 06870.

**TRANSFER AGENT:**
Computershare Investor Services, LLC
250 Royall Street, Canton, MA 02021
Tel. (800) 689-5259
www.computershare.com

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:**
KPMG LLP
Chicago, IL

**COMMON STOCK:**
The company's common stock is traded on the NYSE Amex LLC under the symbol "XPO."

As of April 5, 2012, there were 300 stockholders of record.

XPOLogistics